Exhibit 99.2

CHINA DIGITAL TV HOLDING CO., LTD.

JINGMENG HIGH-TECH BUILDING B, 4TH FLOOR

NO. 5 SHANGDI EAST ROAD

HAIDIAN DISTRICT, BEIJING 100085

PEOPLE'S REPUBLIC OF CHINA

+86 10 6297 1199

PROXY STATEMENT

The board of directors of China Digital TV Holding Co., Ltd., a Cayman Islands company (“China Digital TV,” the “Company,” “we,” “our,” and “us”) is soliciting the enclosed proxy for use at the extraordinary general meeting of China Digital TV’s shareholders to be held on Thursday, November 27, 2014, at 10:30 a.m., Beijing Time, at China Digital TV’s offices at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People's Republic of China.  This proxy statement, dated November 7, 2014, and proxy card are first being mailed to China Digital TV’s shareholders on or about November 10, 2014.

TABLE OF CONTENTS

SUMMARY TERM SHEET	1
Parties to the Share Transfer Agreement and Ancillary Agreements	1
The Transaction Agreements and the Sale of Super TV	2
Purchase Price	2
Profit Compensation Scheme	3
Use of Proceeds from the Sale of Super TV	4
When the Sale of Super TV is Expected to be Completed	4
Reasons for the Transaction	4
Opinion of China Digital TV’s Financial Advisor	5
Recommendation of Our Board of Directors	6
Governmental and Regulatory Approvals	6
Accounting Treatment	6
Material U.S. Federal Income Tax Consequences	6
Conditions to Closing	6
Termination of the Share Transfer Agreement	7
Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV	7
Effects on China Digital TV if the Sale of Super TV is Not Completed	8
Risk Factors	8
The Extraordinary General Meeting	8
QUESTIONS AND ANSWERS ABOUT THE EXTRAODINARY GENERAL MEETING	9
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	14
THE EXTRAORDINARY GENERAL MEETING	16
Time, Place and Purpose of the Extraordinary General Meeting	16
Recommendation of Our Board of Directors	16
Record Date and Quorum	16
Vote Required for Approval	17
Procedures for Voting	17

Voting of Proxies and Failure to Vote	18
Revocability of Proxies	18
Solicitation of Proxies	19
Internet Availability of Proxy Materials	19
Questions and Additional Information	19
RISK FACTORS	20
PROPOSAL #1: PROPOSAL TO SELL SUPER TV	27
Parties to the Share Transfer Agreement and the Ancillary Agreements	27
Background of the Transaction	28
Past Contacts, Transactions or Negotiations	31
Reasons for the Transaction	31
Opinion of China Digital TV’s Financial Advisor	33
Governmental and Regulatory Approvals	40
When the Sale of Super TV is Expected to be Completed	42
Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV	43
Effects on China Digital TV if the Sale of Super TV is Not Completed	43
Use of Proceeds from the Sale of Super TV	43
Vote Required for Approval	44
No Appraisal or Dissenters’ Rights	44
Terms of the Transaction Agreements	44
The Sale of Super TV	45
Purchase Price	45
Certain Procedures in respect of the Sale of Super TV	46
Directors and Senior Management following the Sale of Super TV	46
Liabilities and Employee Matters	46
Representations and Warranties	46
Covenants	48
Conditions to Closing	49
Event of Default	49
Termination	50

Miscellaneous	50
Ancillary Agreements	51
Accounting Treatment	52
Material U.S. Federal Income Tax Consequences	52
Recommendations of Our Board of Directors	54
PROPOSAL #2: PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING	55
Vote Required to Approve the Proposal to Adjourn the Extraordinary General Meeting	55
No Appraisal or Dissenters’ Rights	55
Recommendation of Our Board of Directors	55
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	56
DELIVERY OF MATERIALS	58
WHERE YOU CAN FIND MORE INFORMATION	58
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD.	59
UNAUDITED FINANCIAL STATEMENTS OF BEIJING SUPER TV CO., LTD.	68
SELECTED FINANCIAL DATA OF CHINA DIGITAL TV HOLDING CO., LTD.	74

Annex A	Share Transfer Agreement

Annex B	Profit Compensation Agreement

Annex C	Share Subscription Agreement

Annex D	Framework Agreement

Annex E	Opinion of Houlihan Lokey

Annex F	Sensitivity Analysis

Annex G	Audited Consolidated Financial Statements of China Digital TV Holding Co., Ltd. as of, and for the Years ended, December 31, 2013 and 2012, and Unaudited Condensed Consolidated Financial Statements of China Digital TV Holding Co., Ltd. as of, and for the Six Months ended, June 30, 2014 and 2013

Annex H	Financial Statements of Shanghai Tongda Venture Capital Co., Ltd.

SUMMARY TERM SHEET

This summary term sheet, together with the question and answer section that follows, highlights selected information from the proxy statement about the proposed sale of Super TV and related transactions (the "Transaction"). This summary term sheet and the question and answer section may not contain all of the information that is important to you.  For a more complete description of the Transaction, you should carefully read this proxy statement and the Share Transfer Agreement, the Profit Compensation Agreement, the Share Subscription Agreement and the Framework Agreement (each as defined below) attached hereto as Annexes A-D before you vote.  The location of the more detailed description of each item in this summary is provided in the parentheses listed below.  Also see “Where You Can Find More Information.”

Parties to the Share Transfer Agreement and Ancillary Agreements (page 27)

The share transfer agreement dated October 9, 2014 (as amended and supplemented by a supplementary agreement dated October 27, the "Share Transfer Agreement") was entered into among China Digital TV, China Digital TV Technology Co., Ltd. ("CDTV BVI"), Golden Benefit Technology Limited ("Golden Benefit"), Cinda Investment Co., Ltd. ("Cinda Investment") and Shanghai Tongda Venture Capital Co., Ltd. ("Tongda Venture"). In connection with the Share Transfer Agreement, some or all of the parties thereto also entered into one or more of the Ancillary Agreements (as defined below).

China Digital TV Holding Co., Ltd.

China Digital TV is a leading provider of conditional access ("CA") system and comprehensive service to China’s digital television market, which prevent unauthorized access to subscriber content across the country’s digital cable, satellite, terrestrial, Internet Protocol television ("IPTV") and mobile television networks. It is also providing cable TV related value-added services to cable, IPTV and over-the-top ("OTT") operators in China. It was founded in 2007 under the laws of the Cayman Islands. The principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, PRC, and the telephone number at our principal executive office is (+86 10) 6297 1199.

China Digital TV Technology Co., Ltd.

CDTV BVI was incorporated as a holding company in the British Virgin Islands in March 2004. Following the incorporation of China Digital TV in the Cayman Islands in April 2007, CDTV BVI became a wholly-owned subsidiary of China Digital TV. In December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong. CDTV BVI is registered at Pasea Estate, Road Town, Tortola, British Virgin Islands.

Golden Benefit Technology Limited

In December 2007, China Digital TV acquired Golden Benefit in order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong. Golden Benefit holds 100% equity interest in Beijing Super TV Co., Ltd. ("Super TV"). Golden Benefit is registered at Room 1501, 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong.

Cinda Investment Co., Ltd.

Cinda Investment is a wholly-owned subsidiary of China Cinda Asset Management Co., Ltd. (“China Cinda,” one of the major asset management firms in China) and also the flagship subsidiary of China Cinda’s investment and asset management business. With registered capital of RMB2 billion, Cinda Investment is an integrated investment company incorporating alternative asset management, investment and operations in capital markets, real estate, commercial property, and hotels. As China Cinda’s professional investment platform, Cinda Investment specializes in asset management, particularly the management of non-performing assets, with a focus on the real estate and financial sectors. The registered office of Cinda Investment is located at No. 1 Building, No. 9 Naoshikou Street, Xicheng District, Beijing, People's Republic of China.

Shanghai Tongda Venture Capital Co., Ltd.

Tongda Venture was established in 1992 and is listed on the Shanghai Stock Exchange (Ticker: 600647). Cinda Investment is currently the largest and controlling shareholder of Tongda Venture. Tongda Venture currently develops and manages real estate properties in China, and its business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales. The registered office of Tongda Venture is located at 24/F, Yinqiao Plaza, No. 58 Jinxin Road, Pudong New District, Shanghai, PRC.

For information about Tongda Venture, see "Annex H – Financial Statements of Shanghai Tongda Venture Capital Co., Ltd." to this proxy statement.

The Transaction Agreements and the Sale of Super TV (page 44 and Annex A-D)

Pursuant to the terms of the Share Transfer Agreement, as well as certain ancillary agreements in connection therewith (the "Ancillary Agreements"), which consist of a profit compensation agreement dated October 9, 2014 (as amended and supplemented by a supplementary agreement dated October 27, 2014 the "Profit Compensation Agreement"), a share subscription agreement (the "Share Subscription Agreement") dated October 9, 2014, and a framework agreement dated June 13, 2014 (as amended and supplemented by a supplementary agreement dated October 9, 2014 the "Framework Agreement") among all or some of the parties to the Share Transfer Agreement (together with the Ancillary Agreements, the "Transaction Agreements"), we have agreed to sell the Company's CA, network broadcasting platform and video-on-demand businesses, through the sale of 100% equity interest in our indirectly wholly-owned subsidiary, Super TV, to Tongda Venture (the "sale of Super TV").

The English translations of the Share Transfer Agreement, the Profit Compensation Agreement, the Share Subscription Agreement and the Framework Agreement are attached as Annex A, Annex B, Annex C and Annex D hereto, respectively.  We encourage you to read the Transaction Agreements in their entirety because they are the legal documents that govern the sale of Super TV.

Purchase Price (page 45)

In consideration of the sale of Super TV pursuant to the Share Transfer Agreement, China Digital TV will receive a total consideration of RMB3.2 billion (the "Consideration"), consisting of:

•	77,294,685 shares of Tongda Venture to be issued to Golden Benefit (the "Consideration Shares"), at a per share price of RMB10.35, with the aggregate value of RMB800 million; and

•	RMB2.4 billion in cash (the "Cash Consideration").

Golden Benefit is obligated to compensate Tongda Venture for any net loss of Super TV during the period from the valuation date, or June 30, 2014, to the closing date, or the date on which Tongda Venture is registered as the shareholder of Super TV (the "Transition Period"). In addition, Golden Benefit is obligated to pay certain compensation amounts under certain situations pursuant to the Profit Compensation Agreement.

To fund the Consideration, Tongda Venture will effect a private placement of its new shares (the "Private Placement"). As part of the Private Placement, the Consideration Shares will be issued pursuant to the Share Subscription Agreement and, upon receipt of the Consideration Shares, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture. The details of the Share Subscription Agreement are described below in "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Ancillary Agreements – Share Subscription Agreement."

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

The Cash Consideration will be settled according to the following schedule: (i) within five business days upon receiving the funds raised from the Private Placement and the satisfaction of certain tax declaration conditions, Tongda Venture will declare to PRC tax authorities the payment of the applicable PRC withholding tax on behalf of Golden Benefit; (ii) subject to compliance with any applicable PRC regulations on tax and foreign exchange and within fifteen business days upon paying the aforesaid PRC withholding tax, Tongda Venture will pay no less than 35% of the Cash Consideration to Golden Benefit; (iii) within five business days upon the registration of Tongda Venture as the shareholder of Super TV and the satisfaction of certain foreign exchange conditions, Tongda Venture will pay the remainder of the Cash Consideration, deducted by the applicable PRC withholding tax.

Profit Compensation Scheme (page 51)

Under the terms of the Profit Compensation Agreement, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in each of the fiscal years during the Covered Period is less than the profit target (being RMB190.10 million, RMB282.91 million and RMB340.69 million for 2014, 2015 and 2016, Golden Benefit will be obligated to compensate Tongda Venture for the deficiency by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula.

The formula for compensation in cash is as follows: Compensation Payable of Current Period = (Cumulative Projected Net Profits of Super TV at the End of Current Period – Cumulative Realized Net Profits (before or after adjustment for non-recurring gains and losses, whichever is less) at the End of Current Period) ÷ Sum of Projected Net Profits of Super TV within the Covered Period × Consideration – Compensation Already Paid within the Covered Period. Where the compensation payable calculated for each year in the Covered Period per the said formula is negative, no compensation is payable, and the shares and cash already paid in compensation will not be returned or refunded.

The formula for compensation in shares is as follows: Number of Compensation Shares of Current Period = Compensation Payable of Current Period ÷ Private Placement Offer Price.

At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference in cash or by transferring its shares in Tongda Venture back to Tongda Venture.

Compensation payable in aggregate under the Profit Compensation Agreement shall be subject to a cap equal to the amount of the Consideration.

China Digital TV provides a joint and several guarantee of Golden Benefit's obligations under the Profit Compensation Agreement. In the event that all Consideration Shares held by Golden Benefit have been used in compensating Tongda Venture and Golden Benefit fails to make adequate cash compensation or at all, China Digital TV will make up for any deficiency.

Use of Proceeds from the Sale of Super TV (page 43)

Net proceeds from the sale of Super TV may be used in connection with cash dividend payment, development of new technologies in emerging fields, and investment in operations and other businesses operations. If we decide to pay cash dividends out of the proceeds from the sale of Super TV during the Covered Period, we may not pay in aggregate more than US$3.33 per share, unless a surety has been placed with Tongda Venture pursuant to the Transaction Agreements. China Digital TV’s board of directors has not made any decision whether to pay a cash dividend, and such decision will be based on what China Digital TV’s board of directors determines is in the best interest of China Digital TV and its shareholders (subject to compliance with Cayman Islands and PRC laws), and the timing of the payment of a cash dividend may vary depending on a number of factors, including any contingent liabilities such as the potential compensation under the Profit Compensation Agreement or other unforeseen matters.  If China Digital TV elects to pay a cash dividend, prior to making such cash dividend, China Digital TV will announce, at least ten days in advance, the record date for such distribution.  Only holders of China Digital TV’s ordinary shares (the "Shares") or ADSs on the record date for a cash dividend will be entitled to receive a cash dividend.  Please note that if China Digital TV elects to pay a cash dividend, the record date for such cash dividend will be after the completion of the sale of Super TV and is different from the record date for determining which holders of the Shares are entitled to vote on the matters described in this proxy statement.

When the Sale of Super TV is Expected to be Completed (page 42)

If the Proposal to Sell Super TV is approved by our shareholders at the extraordinary general meeting and Tongda Venture is able to complete the Private Placement successfully, we expect to complete the sale of Super TV as soon as practicable after all of the other closing conditions in the Share Transfer Agreement have been satisfied or waived.  We and Tongda Venture are working toward satisfying the conditions to closing and completing the sale of Super TV as soon as reasonably practicable.  Subject to the foregoing, we currently anticipate to complete the sale of Super TV in the second quarter of 2015.  However, there can be no assurance that the sale of Super TV will be completed at all or, if completed, when it will be completed.

If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

Reasons for the Transaction (page 31)

In reaching its decision to approve the Share Transfer Agreement and the Ancillary Agreements and the transactions contemplated thereby, and to recommend that China Digital TV’s shareholders vote to approve the Transaction as contemplated by the Share Transfer Agreement and the Ancillary Agreements, our board of directors consulted with management and financial and legal advisors.  Our board of directors considered all of the material factors relating to the Transaction Agreements and the Transaction, many of which our board of directors believed supported its decision, including:

•	the strategic objectives that could be achieved by China Digital TV in the Transaction; in particular, given their State-owned background, opportunities to cooperate with Cinda Investment and its affiliates (including China Cinda, a majority State-owned and major asset management firm in China) that could enhance the Company's competitiveness through deepening its cooperation with PRC cable operators. Specifically, driven by industrial policies and market demand, the PRC television broadcasting industry has experienced rapid digitalization in recent years, and it is believed by industry players that "next generation broadcasting," which features the convergence of telecommunications, Internet and cable television networks, value-added services with unique and compelling content and more active interaction with end-users, and therefore enhanced demand for security-related products, represents the industry trend. The potential cooperation with Cinda Investment and its affiliates is expected to bring us more contacts with PRC television network operators and thereby more business opportunities;

•	other estimated benefits that would be brought (including, without limitation, the Consideration, which may be used for the development of new technologies in emerging fields and investments in new business opportunities) to China Digital TV in the Transaction and in comparison to the risks associated with maintaining the operations of our CA, network broadcasting platform and video-on-demand businesses which include those risk factors discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on April 22, 2014;

•	the sale process conducted by China Digital TV with respect to the Transaction, which involved discussions with multiple parties to determine their potential interest in purchasing Super TV and which did not lead to any proposals more favorable to China Digital TV and its shareholders than the proposal by Tongda Venture;

•	the price proposed by Tongda Venture represented the highest definitive offer that China Digital TV received for the acquisition of Super TV;

•	the opinion of Houlihan Lokey to the effect that, as of October 9, 2014, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the Company in the Transaction was fair to the Company from a financial point of view;

•	shareholders of China Digital TV would continue to own Shares in China Digital TV and participate in future earnings and potential growth of China Digital TV’s remaining businesses, including Beijing Cyber Cloud Co., Ltd. ("Cyber Cloud") and Beijing Joysee Technology Co., Ltd. ("Joysee"); and

•	the terms of the Transaction Agreements, including:

•	the RMB2.4 billion in cash to be paid by Tongda Venture, which provides certainty in value; and

•	Super TV's board of directors and management team will remain unchanged during the Covered Period to ensure continuity in Super TV’s business operations.

Opinion of China Digital TV’s Financial Advisor (page 33 and Annex E)

On October 9, 2014, Houlihan Lokey (China) Limited ("Houlihan Lokey"), rendered an oral opinion to our board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 9, 2014), that as of October 9, 2014, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the Company in the Transaction was fair to the Company from a financial point of view.

In reaching the conclusions presented in its opinion, Houlihan Lokey did not receive any instructions from China Digital TV in terms of what conclusions it should reach, and China Digital TV did not impose any limitations on Houlihan Lokey on the scope of its investigation in preparation of its opinion. Houlihan Lokey’s opinion was directed to our board of directors and only addressed the fairness from a financial point of view of the Consideration to be received by the Company in the Transaction and does not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute advice or a recommendation to our board of directors or any stockholder as to how to act or vote with respect to the transaction or related matters. The shareholders of China Digital TV are encouraged to read Houlihan Lokey's opinion carefully and in its entirety. Houlihan Lokey consented to the use of its opinion in this proxy statement. See “Proposal #1: Proposal To Sell Super TV – Opinion of China Digital TV's Financial Advisor.”

Recommendation of Our Board of Directors (page 54 and 55)

After careful consideration, our board of directors unanimously recommends that you vote:

•	“FOR” the Proposal to Sell Super TV; and

•	“FOR” the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient proxies received at the time of the Extraordinary General Meeting to approve the Proposal to Sell Super TV.

Governmental and Regulatory Approvals (page 40)

The closing of the sale of Super TV is subject to regulatory approvals by certain PRC governmental authorities. For more details of applicable PRC laws and regulations, see "Proposal #1: Proposal To Sell Super TV – Governmental and Regulatory Approvals."

Accounting Treatment (page 52)

As a result of the sale of Super TV, the assets and liabilities of Super TV will be removed from our consolidated balance sheet and a gain will be recorded in respect of the sale of Super TV equal to the difference between the book value of our ownership interest in Super TV and the Consideration received.

Material U.S. Federal Income Tax Consequences (page 52)

If Super TV was classified as a passive foreign investment company for U.S. federal income tax purposes (a "PFIC") at any time during the holding period of a U.S. taxable investor, the sale of Super TV may cause such U.S. taxable investors to be subject to tax under the indirect disposition rules of the PFIC regime regardless of whether he or she receives any distributions in connection with the sale.

Because we believe we have been classified as a PFIC, U.S. taxable investors who receive distributions from us may be subject to adverse consequences under the PFIC regime.

For more details, see "Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences."

Conditions to Closing (page 49)

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of the following closing conditions:

•	the approval by the shareholders of Tongda Venture of the Private Placement;

•	the approval by the shareholders of China Digital TV of the Transaction;

•	the completion by Cinda Investment of applicable approval process with respect to the Private Placement;

•	the approval by the PRC Ministry of Commerce (the "MOFCOM") of Golden Benefit’s investment in Tongda Venture;

•	the approval by the China Securities Regulatory Commission (the "CSRC") of the Private Placement;

•	the approval by the relevant MOFCOM authority of the Transaction in respect of Super TV.

Termination of the Share Transfer Agreement (page 50)

If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

Where a force majeure event and its effect last for 30 days or longer and cause a party to be unable to continue performing its obligations under the Share Transfer Agreement, any party has the right to terminate the Share Transfer Agreement.

Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV (page 43)

If the Proposal to Sell Super TV is approved by our shareholders and the sale of Super TV is completed, we will no longer conduct our CA, network broadcasting platform and video-on-demand businesses.  Instead, we will focus on our remaining businesses and interests, which are: (i) Cyber Cloud, (ii) Joysee, and (iii) our 17.24% equity interest in Tongda Venture, and also on development of new technologies in emerging fields and investments in other businesses.  The assets of China Digital TV that are currently used in connection with Cyber Cloud and Joysee will not be transferred to Tongda Venture as part of the Transaction.

Following the sale of Super TV, we expect Cyber Cloud and Joysee to continue to operate out of our headquarters in Beijing, China.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the sale of Super TV.  However, following the sale of Super TV, our business will be smaller, and therefore we may fail to satisfy the continued listing standards of the New York Stock Exchange (the "NYSE").  In the event that we are unable to satisfy the continued listing standards of the NYSE, our ADSs may be delisted from that market.  See "Risk Factors – Because our business will be smaller following the sale of Super TV, there is a possibility that our ADSs may be delisted from the NYSE if we fail to satisfy its continued listing criteria."

We also intend to continue to evaluate and potentially explore other available strategic options.  We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders.  The sale of Super TV will not alter the rights, privileges or nature of the issued and outstanding Shares of our Company.  A shareholder who owns our Shares or ADSs immediately prior to the closing of the sale of Super TV will continue to hold the same number of Shares or ADSs immediately following the closing. Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Transaction.

The transactions contemplated by the Transaction Agreements (see “Proposal #1: Proposal To Sell Super TV – Use of Proceeds from the Sale of Super TV”) are not a first step in a "going private" transaction under Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Effects on China Digital TV if the Sale of Super TV is Not Completed (page 43)

If the Proposal to Sell Super TV is not approved by our shareholders or the other closing conditions set forth in the Share Transfer Agreement are not satisfied or waived, including if Tongda Venture fails to complete the Private Placement or we are unable to obtain regulatory clearance (including with limitation by the CSRC and the MOFCOM), we will continue to conduct our CA, network broadcasting platform and video-on-demand businesses, and we may consider and evaluate other strategic opportunities.  In such a circumstance, there can be no assurances that our continued operation of our CA, network broadcasting platform and video-on-demand businesses or any alternative strategic opportunities will result in the same or greater value to our shareholders as the sale of Super TV.

Risk Factors (page 20)

In evaluating the Proposal to Sell Super TV, you should carefully read this proxy statement and especially consider the factors discussed in the section entitled “Risk Factors” of this proxy statement.

The Extraordinary General Meeting (page 9 and page 16)

See “Questions and Answers about The Extraordinary General Meeting” and “The Extraordinary General Meeting.”

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING

The following questions and answers address briefly some questions you may have regarding the extraordinary general meeting.  These questions and answers may not address all questions that may be important to you as a shareholder of China Digital TV.  Please also refer to the more detailed information contained elsewhere in this proxy statement, the annexes to this proxy statement and the documents referred to or incorporated by reference in this proxy statement.

Why am I receiving this proxy statement?

You are receiving this proxy statement and proxy card because you owned shares of our Company as of the record date of October 30, 2014 or the ADSs, each representing one Share, as of October 30, 2014.  This proxy statement and proxy card relate to our extraordinary general meeting (and any adjournment thereof) and describe the matters on which we would like you, as a shareholder or a holder of ADSs, to vote.

We believe that we are required to obtain the approval of our shareholders in connection with the Transaction and are therefore holding an extraordinary general meeting of our shareholders in order to obtain such approval.  This proxy statement summarizes certain information you need to know to vote at the extraordinary general meeting.  All shareholders are cordially invited to attend the extraordinary general meeting in person.  However, you do not need to attend the extraordinary general meeting to vote your shares.  Instead, you may simply complete, sign, date and return the enclosed proxy card.

When and where will the extraordinary general meeting be held?

The extraordinary general meeting will be held at our offices, located at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, on Thursday, November 27, 2014, at 10:30 a.m., Beijing time.

What will I be asked to vote upon at the extraordinary general meeting?

At the extraordinary general meeting, you will be asked to vote upon the following:

•	to approve the Proposal to Sell Super TV; and

•	to approve the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient proxies received at the time of the Extraordinary General Meeting to approve the Proposal to Sell Super TV.

What is the Proposal to Sell Super TV?

China Digital TV plans to sell its CA, network broadcasting platform and video-on-demand businesses, through the sale of 100% equity interest in its indirectly wholly-owned subsidiary, Super TV, to Tongda Venture, pursuant to the Share Transfer Agreement and, in connection therewith, to complete the other transactions contemplated by the Ancillary Agreement.

Following the consummation of the sale of Super TV, China Digital TV is expected to hold approximately 17.24% of Tongda Venture (after taking into account the Private Placement). As Tongda Venture will own 100% of Super TV, China Digital TV will indirectly hold approximately 17.24% of Super TV through Tongda Venture.

What will happen if the Proposal to Sell Super TV is approved by our shareholders?

Under the terms of the Share Transfer Agreement, if the sale of Super TV is approved by China Digital TV’s shareholders and the other closing conditions under the Share Transfer Agreement have been satisfied or waived, we will sell 100% equity interest of Super TV to Tongda Venture. The other transactions contemplated by the Ancillary Agreements, subject to satisfaction or waiver of the closing conditions thereunder, will also be completed.

What is the Proposal to Adjourn the Extraordinary General Meeting?

The Proposal to Adjourn the Extraordinary General Meeting is a proposal to permit us to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Proposal to Sell Super TV at the extraordinary general meeting before any vote is taken thereon.

What will happen if the Proposal to Adjourn the Extraordinary General Meeting is approved by our shareholders?

If there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV and if the Proposal to Adjourn the Extraordinary General Meeting is approved at the extraordinary general meeting, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Proposal to Sell Super TV.  If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Am I entitled to appraisal or dissenters’ rights in connection with the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting?

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Who can vote at the extraordinary general meeting of shareholders of China Digital TV? What constitutes a quorum?

Holders of record of our ordinary shares at the close of business on October 30, 2014, which we refer to as the “record date,” are entitled to notice of and to vote at the extraordinary general meeting.  On the record date, 59,536,269 ordinary shares (including those underlying our ADSs) of the Company were issued and outstanding and held by 22 holders of record.  Holders of record of our ordinary shares on the record date are entitled to one vote per share at the extraordinary general meeting on the (i) the Proposal to Sell Super TV and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting will demand poll voting at the meeting.

The record date for ADS holders entitled to instruct the ADS depositary to vote at the extraordinary general meeting is October 30, 2014. Only ADS holders of the Company at the close of business in New York City on the ADS record date are entitled to instruct the ADS depositary to vote at the extraordinary general meeting.

The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote holding Shares representing in the aggregate no less than one third in nominal value of the total outstanding voting Shares shall constitute a quorum for the extraordinary general meeting.  Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs will be counted as present for purposes of determining the existence of a quorum.

What vote is required to approve each of the proposals?

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the record date, the directors and executive officers of China Digital TV beneficially owned approximately 41.4% of the China Digital TV issued and outstanding ordinary shares. None of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote China Digital TV’s ordinary shares owned by such persons with respect to the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting.

How do I vote or change my vote?

If you own Shares, you may vote by proxy or in person at the extraordinary general meeting.

Voting in Person—If you hold Shares in your name as a shareholder of record and plan to attend the extraordinary general meeting and wish to vote in person, please bring proof of identification with you to the extraordinary general meeting.  Even if you plan to attend the extraordinary general meeting, we strongly encourage you to submit a proxy for your shares in advance as described below, so your vote will be counted if you later decide not to attend.  If your shares are held in “street name,” which means your shares are held of record by a broker, bank or other nominee, and you wish to vote at the extraordinary general meeting, you must bring to the extraordinary general meeting a proxy from the record holder of the shares (your broker, bank or nominee) authorizing you to vote at the extraordinary general meeting. To do this, you should contact your broker, bank or nominee.

Voting by Proxy—If you hold shares in your name as a shareholder of record, then you received this proxy statement and a proxy card from us.  You may submit a proxy for your shares by mail without attending the extraordinary general meeting by completing, signing, dating and returning the proxy card to the Company at No. 5 Shangdi East Road, Haidian District, Beijing 100085, People's Republic of China, no later than 10:30 a.m. (Beijing time) on November 25, 2014 (or 21:30 p.m. (New York time) on November 24, 2014).  If you hold Shares in “street name” through a broker, bank or other nominee, then you received this proxy statement from the broker, bank or nominee, along with the broker, bank or nominee’s voting instructions.  You should instruct your broker, bank or other nominee on how to vote your Shares using the voting instructions provided.  All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted in the manner specified by the shareholders giving those proxies.   Properly executed proxies that do not contain specific voting instructions will be voted “FOR” the Proposal to Sell Super TV, and “FOR” the Proposal to Adjourn the Extraordinary General Meeting.

Revocation of Proxy—Submitting a proxy on the enclosed form does not preclude a shareholder from voting in person at the extraordinary general meeting.  If you hold your Shares in your name as shareholder of record, you may revoke a proxy at any time before it is voted by written notice of revocation or by subsequently submitting a duly executed proxy with a later date to Mr. Nan Hao at the Company at No. 5 Shangdi East Road, Haidian District, Beijing 100085, People's Republic of China, or by attending the extraordinary general meeting and voting in person.  A shareholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the shareholder’s previous proxy.  Attendance at the extraordinary general meeting without voting will not by itself revoke a proxy.  If your Shares are held in street name through a broker, bank or other nominee, you must contact your broker, bank or nominee to revoke your proxy.

If you own ADSs, you cannot vote at the meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying your ADSs) how to vote the Shares underlying your ADSs by completing and signing the ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. (New York time) on November 24, 2014. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Pursuant to Section 4.8 of the deposit agreement, the Company has requested the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 10:00 a.m. (New York time) on November 24, 2014. Under the terms of the deposit agreement, no discretionary proxy is to be issued in respect of Shares represented by such ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would materially and adversely affect the rights of the Company's shareholders. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter would adversely and materially affect the rights of the Company's shareholders.

Holders of our ADSs may revoke their voting instructions by written notice of revocation timely delivered to the ADS depositary or by timely submitting a duly executed proxy with a later date to the ADS depositary.

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote. If your ADSs are held by your broker, bank or other nominee, see below.

If my Shares or my ADSs are held in a brokerage account, will my broker vote my Shares for me?

Your broker, bank or other nominee will only be permitted to vote your Shares on your behalf or to give voting instructions with respect to the Shares underlying your ADSs if you instruct it how to vote. Therefore, it is important that you promptly follow the directions provided by your broker, bank or nominee regarding how to instruct it to vote your Shares or the Shares represented by your ADSs.

If you do not instruct your broker, bank or other nominee how to vote your Shares that it holds, those Shares will not be voted.

How are proxies solicited and what is the cost of soliciting proxies?

This proxy solicitation is being made and paid for by China Digital TV on behalf of its board of directors.  China Digital TV will bear the costs of printing, filing and mailing this proxy statement.  China Digital TV will also bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies.  Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication.  These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith.   We will reimburse the ADS depositary, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement or multiple proxy or voting instruction cards. For example, if you hold your Shares or ADSs in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold Shares or ADSs. If you are a holder of record and your Shares or ADSs are registered in more than one name, you will receive more than one proxy card. Please submit each proxy card that you receive.

Who can help answer my other questions?

If you have more questions about the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement or the enclosed proxy card, you should contact our Investor Relations Department in writing at China Digital TV, at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing 10085, People's Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86) 10-6297-1199.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995:  Those statements in this proxy statement that are not historical facts (such as those related to the closing of the sale of Super TV contemplated by the Share Transfer Agreement, our intended operations after the closing, and our use of proceeds from the sale of Super TV) are “forward-looking statements” that are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act.  These forward-looking statements, which may be identified by their use of words such as “plan,” “may,” “believe,” “expect,” “intend,” “will,” “could,” “would,” “should” and other words and terms of similar meaning in connection with any discussion of our prospects, financial statements, business, dividends, self-tender offers, financial condition, revenues, results of operations or liquidity, involve risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.  In addition to other factors and matters contained or incorporated in this document, important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements include, among other things:

•	changes in global or domestic economic conditions;

•	the ability of China Digital TV and Super TV to compete with competitors;

•	the unpredictability of future revenues, expenses, cash flows, and profitability of China Digital TV and Super TV;

•	the unpredictability of the share price of China Digital TV or Tongda Venture;

•	the timing and amount of any cash dividend;

•	the enactment of laws and regulations that may adversely affect the business of Super TV or China Digital TV;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Transaction Agreements;

•	the inability to complete the transactions contemplated by the Transaction Agreements due to the failure to satisfy the closing conditions;

•	the failure of the transactions contemplated by the Transaction Agreements to close for any other reason;

•	the failure by Tongda Venture to complete the Private Placement to fund the Consideration;

•	the ability of China Digital TV, Super TV and/or Tongda Venture to meet expectations regarding the timing for completion of the sale of Super TV as contemplated by the Transaction Agreements;

•	the retention of certain key employees at China Digital TV and Super TV as a result of the transactions contemplated by the Transaction Agreements;

•	business uncertainty and contractual restrictions during the pendency of the transactions contemplated by the Transaction Agreements;

•	the possibility of not receiving the Consideration under the Transaction Agreements;

•	the rate of PRC withholding tax on the Consideration;

•	the timing and amount of the Consideration received by us pursuant to the Transaction Agreements;

•	the ability of Cinda Investment to exercise the option to subscribe for no more than 8% equity interest in each of Cyber Cloud and Joysee;

•	the ability of Cinda Investment to exercise the warrant to subscribe shares in the Company;

•	the possibility of Golden Benefit or China Digital TV to compensate Tongda Venture under the Profit Compensation Agreement;

•	the possibility of our ordinary shares and ADSs being delisted from the NYSE and not qualifying for trading on another exchange or market (such as the over-the-counter market);

•	the possible effect of the announcement of the Transaction Agreements and the transactions contemplated thereby on our customer and supplier relationships, operating results, and business generally; and

•	the outcome of any legal proceedings that may be instituted against China Digital TV and others related to the Transaction Agreements or the transactions contemplated thereby or as a result thereof.

In addition, we are subject to risks and uncertainties and other factors detailed in the section entitled “Risk Factors” of this proxy statement and in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on April 22, 2014, and our most recent quarterly results furnished on Form 6-K for the three months ended June 30, 2014, filed with the SEC on August 20, 2014, which should be read in conjunction with this proxy statement.  See “Where You Can Find More Information.”  Many of the factors that will impact the completion of the proposed transactions are beyond our ability to control or predict.  In light of the significant uncertainties inherent in the forward-looking statements contained in this proxy statement, readers should not place undue reliance on forward-looking statements.  We cannot guarantee any future results, levels of activity, performance, or achievements.  The statements made in this proxy statement represent our views as of the date of this proxy statement, and it should not be assumed that the statements made in this proxy statement remain accurate as of any future date.  Moreover, we assume no obligation to update forward-looking statements, except as may be required by law.

THE EXTRAORDINARY GENERAL MEETING

Time, Place and Purpose of the Extraordinary General Meeting

This proxy statement is being furnished to our shareholders as part of the solicitation of proxies by our board of directors for use at the extraordinary general meeting to be held at our offices, located at 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, on Thursday, November 27, 2014, at 10:30 a.m., Beijing time, or at any adjournment thereof.

The purpose of the extraordinary general meeting is for our shareholders to consider and vote upon (i) the Proposal to Sell Super TV and (ii) the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, in order to solicit additional proxies if there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV.

The approval of the Proposal to Sell Super TV requires the affirmative vote of holders of at least a three-quarters majority of China Digital TV’s issued and outstanding shares that are entitled to vote (in person or by proxy) at the extraordinary general meeting.  The approval of the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Recommendation of Our Board of Directors

China Digital TV’s board of directors, after careful consideration and following the receipt of a fairness opinion from China Digital TV’s financial advisor, Houlihan Lokey, has unanimously approved the Transaction Agreements and determined that the Transaction pursuant to the Transaction Agreements are advisable, fair to and in the best interests of China Digital TV and its shareholders.

China Digital TV’s board of directors unanimously recommends that China Digital TV’s shareholders vote “FOR” approval of the Proposal to Sell Super TV and "FOR" approval of the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient proxies received at the time of the extraordinary general meeting to approve the Proposal to Sell Super TV.  For a discussion of the material factors considered by our board of directors in reaching its conclusions, see “Proposal #1: Proposal To Sell Super TV—Reasons for the Transaction.”

Record Date and Quorum

We have fixed the close of business on October 30, 2014 as the Share record date for the extraordinary general meeting, and only holders of record of our Shares on the Share record date are entitled to vote at the extraordinary general meeting.  On the Share record date, 59,536,269 ordinary shares (including those underlying our ADSs) of our Company were issued and outstanding and held by 22 holders of record.  Holders of record of our Shares on the record date are entitled to one vote per share at the extraordinary general meeting on the (i) the Proposal to Sell Super TV and (ii) the Proposal to Adjourn the Extraordinary General Meeting. Voting at the extraordinary general meeting will take place by poll voting, as the chairman of the meeting will demand poll voting at the meeting.

The record date of ADSs for the extraordinary general meeting is October 30, 2014. You are entitled to have your vote counted at the extraordinary general meeting if you own ADSs at the close of business on October 30, 2014, the ADS record date. If you own ADSs, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) on how to vote the Shares underlying your ADSs. The ADS depositary must receive your instructions no later than 10:00 a.m. (New York time) on November 24, 2014 in order to ensure your Shares are properly voted at the extraordinary general meeting.

A quorum is necessary to hold a valid extraordinary general meeting.  The presence, in person, by proxy or by corporate representative, of two shareholders entitled to vote holding Shares representing in the aggregate no less than one third in nominal value of the total outstanding voting Shares shall constitute a quorum for the extraordinary general meeting.  Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs will be counted as present for purposes of determining the existence of a quorum.

Vote Required for Approval

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

The approval of the Proposal to Adjourn the Extraordinary General Meeting requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

As of the Share record date and the ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 39.2% of the China Digital TV issued and outstanding ordinary shares on that date.  None of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote China Digital TV’s ordinary shares owned by such persons with respect to the Proposal to Sell Super TV and the Proposal to Adjourn the Extraordinary General Meeting.

Procedures for Voting

Shares

Holders of record of our Shares may vote their Shares by attending the extraordinary general meeting and voting their Shares in person, or by completing the enclosed proxy card in accordance with the instructions set forth on the proxy card. The deadline to lodge your proxy card is November 25, 2014 at 10:30 a.m. (Beijing time) (or November 24, 2014 at 21:30 p.m. (New York time)).

Shareholders who hold their Shares in “street name,” meaning in the name of a bank, broker or other person who is the record holder, must either direct the record holder of their Shares how to vote their Shares or obtain a proxy from the record holder to vote their Shares at the extraordinary general meeting.

Shareholders who have questions or requests for assistance in completing and submitting proxy cards should contact our Investor Relations Department at (+86) 10-6297-1199.

ADSs

If you own ADSs as of the close of business on October 30, 014, 2014, you cannot vote at the extraordinary general meeting directly, but you may instruct the ADS depositary (as the holder of the Shares underlying the ADSs) how to vote the Shares underlying your ADSs by completing and signing the enclosed ADS voting instruction card and returning it in accordance with the instructions printed on it as soon as possible but, in any event, so as to be received by the ADS depositary no later than 10:00 a.m. (New York time) on November 24, 2014. The ADS depositary shall endeavor, in so far as practicable, to vote or cause to be voted the number of Shares represented by your ADSs in accordance with your voting instructions.

Pursuant to Section 4.8 of the deposit agreement, the Company has requested the ADS depositary to issue a discretionary proxy in favor of a person to be designated by the Company to vote any Shares represented by ADSs for which (i) the ADS depositary timely receives voting instructions from the ADS holders which fail to specify the manner in which the ADS depositary is to vote the Shares represented by such ADSs or (ii) the ADS depositary has not received voting instructions by 10:00 a.m. (New York time) on November 24, 2014. Under the terms of the deposit agreement, no discretionary proxy is to be issued in respect of Shares represented by such ADSs with respect to any matter as to which the Company informs the ADS depositary that there exists substantial opposition or that would materially and adversely affect the rights of the Company's shareholders. As of the date hereof, the Company is not aware of any substantial opposition to any matter to be voted on at the extraordinary general meeting and does not believe any such matter would adversely and materially affect the rights of the Company's shareholders.

If you hold your ADSs through a financial intermediary such as a broker, you must rely on the procedures of the financial intermediary through which you hold your ADSs if you wish to vote.

Voting of Proxies and Failure to Vote

All Shares represented by properly executed proxies received in time for the extraordinary general meeting will be voted at the extraordinary general meeting in the manner specified by the holder. If a shareholder returns a properly signed proxy card but does not indicate how the shareholder wants to vote, Shares represented by that proxy card will be voted FOR approval of the Proposal to Sell Super TV and FOR approval of the Proposal to Adjourn the Extraordinary General Meeting to a later date in order to solicit additional proxies in favor of the Proposal to Sell Super TV in the event that there are not sufficient votes represented at the extraordinary general meeting to approve the Proposal to Sell Super TV.

Brokers or other nominees who hold our Shares in “street name” for customers who are the beneficial owners of such Shares may not give a proxy to vote those customers’ Shares in the absence of specific instructions from those customers.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting.

Revocability of Proxies

Holders of our Shares may revoke their proxies by notification to the Company in writing at any time prior to the shareholder vote at the extraordinary general meeting. A shareholder can do this in one of three ways:

•	First, a shareholder can revoke a proxy by written notice of revocation to Mr. Nan Hao at China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No. 5 Shangdi East Road, Haidian District, Beijing 100085, People's Republic of China;

•	Second, a shareholder can complete, date and submit a new proxy card bearing a later date than the proxy card sought to be revoked to the Company no later than 10:30 a.m. (Beijing time) on November 25, 2014 (or 21:30 p.m. (New York time) on November 24, 2014); or

•	Third, a shareholder can attend the meeting and vote in person. Attendance, by itself, will not revoke a proxy. It will only be revoked if the shareholder actually votes at the extraordinary general meeting.

If a shareholder has instructed a broker to vote the shareholder’s Shares, the shareholder must follow directions received from the broker to change those instructions.

Holders of our ADSs may revoke their voting instructions by notification to the ADS depositary in writing at any time prior to 10:00 a.m. (New York time) on November 24, 2014. A holder of ADSs can do this in one of two ways:

•	First, a holder of ADSs can revoke its voting instruction by written notice of revocation timely delivered to the ADS depositary; or

•	Second, a holder of ADSs can complete, date and submit a new ADS voting instruction card to the ADS depositary bearing a later date than the ADS voting instruction card sought to be revoked to the ADS depositary.

If you hold your ADSs through a broker, bank or nominee and you have instructed your broker, bank or nominee to give ADS voting instructions to the ADS depositary, you must follow the directions of your broker, bank or nominee to change those instructions.

Solicitation of Proxies

This proxy solicitation is being made and paid for by China Digital TV on behalf of its board of directors.  China Digital TV will bear the costs of printing, filing and mailing this proxy statement.  China Digital TV will also bear the costs of holding the extraordinary general meeting and the cost of soliciting proxies.  Our directors, officers and employees may solicit proxies by mail, email, telephone, facsimile or other means of communication.  These directors, officers and employees will not be paid additional remuneration for their efforts, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. We will reimburse the ADS depositary, Deutsche Bank Trust Company Americas, for costs incurred by it in mailing proxy materials to ADS holders in accordance with the deposit agreement.

Internet Availability of Proxy Materials

These proxy solicitation materials were first mailed on or about November 10, 2014 to all shareholders entitled to vote at the China Digital TV extraordinary general meeting.   We are providing this notice to inform you of the Internet availability of the proxy materials related to our extraordinary general meeting.  At your election, you may utilize the proxy statement and proxy card that were mailed to you or visit the "Investor Relations" section of China Digital TV's corporate website at http://ir.chinatv.cn/.

Questions and Additional Information

If you have more questions about the Transaction, need assistance in submitting your proxy or voting your shares, or need additional copies of the proxy statement or the enclosed proxy card, you should contact our Investor Relations Department in writing at China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing 10085, People's Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86) 10-6297-1199.

RISK FACTORS

In addition to the other information contained in this proxy statement, you should carefully consider the following risk factors relating to the sale of all of the outstanding share capital of our wholly-owned subsidiary, Super TV, before you decide whether to vote for the proposals.  You should also consider the other information in the proxy statement and our other reports on file with the SEC.  See “Where You Can Find More Information.”

The Sale of Super TV may not be completed if the parties fail to obtain applicable regulatory approvals or satisfy other closing conditions, or otherwise, and the parties' ability to realize anticipated benefits of the Transaction may be impaired by any requirements, limitations, costs or restrictions that regulatory authorities may impose.

There will be uncertainties in completing the sale of Super TV, which remains subject to conditions precedent involving approvals by the shareholders of the relevant parties involved and by the relevant regulatory authorities, including without limitation, the CSRC and the MOFCOM. See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Conditions to Closing." The completion of the Private Placement by Tongda Venture to fund the Consideration is also subject to regulatory clearance. The Transaction is expected to be subject to close scrutiny by the regulatory authorities amid increasingly stringent standards for similar transactions. There is no assurance that these approvals or regulatory clearance will be obtained within an expected timeframe, or at all. The Transaction will terminate if it has not been completed by December 31, 2015.

Additionally, as a condition to their approval of the Transaction, regulatory authorities may impose requirements, limitations or costs or require amendments to the terms and conditions of the Transaction. If the parties were to agree to these requirements, limitations, costs, or restrictions, the ability to realize the anticipated benefits of the Transaction may be impaired.

We are obligated to compensate Tongda Venture if Super TV, the divested business, does not perform as projected.

Under the terms of the Profit Compensation Agreement, in the event that net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in any of the fiscal years during the Covered Period is less than the profit target (being RMB190.10 million, RMB282.91 million and RMB340.69 million for 2014, 2015 and 2016, respectively), Golden Benefit will be obligated to compensate Tongda Venture for the deficiencies by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula. At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference, in cash or by transferring its shares in Tongda Venture back to Tongda Venture. Compensation payable in aggregate under the Profit Compensation Agreement shall be subject to a cap equal to the amount of the Consideration.

China Digital TV provides a joint and several guarantee of the Golden Benefit's obligations under the Profit Compensation Agreement. See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Ancillary Agreements – Profit Compensation Agreement."

If Super TV fails to meet the profit targets during the Covered Period or there is any impairment loss at the end of the Covered period, the worst-case scenario under the Profit Compensation Agreement would result in Golden Benefit being obligated to return the entire amount of the Consideration to Tongda Venture. Such amount would exceed the net amount of Consideration that Golden Benefit expects to receive from the sale of Super TV, because Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities. In the event we have to return a portion or all of the Consideration as such compensation, our financial position, liquidity and results of operations may be materially and adversely affected and the value of your investment in our shares could be significantly diminished. If we are not able to fully settle such obligations due to our limited financial resources or otherwise, we could be subject to lawsuits or petitions for a voluntary or involuntary bankruptcy of our company.

A sensitivity analysis intended to show the correlation between the net profit of Super TV and the amount of compensation that Golden Benefit would be obligated to pay is attached as Annex F hereto for your reference. We strongly encourage you to read the sensitivity analysis before you decide whether to vote for the proposals.

In addition, with respect to the compensation payable under the Profit Compensation Agreement, the management of the Company projected three earning scenarios of Super TV with associated probabilities of achieving each of the three scenarios. Based on such earnings and probability weightings, Houlihan Lokey calculated the projected compensation amount payable by Golden Benefit to be RMB96 million (US$15.6 million). However, given the inherent uncertainties and risks in projections and the underlying assumptions, there is no assurance that the actual financial results of Super TV will be in line with the projections.

We will not be able to control, and may not be able to influence, the business operations of Super TV after the consummation of the Transaction, although we are obligated to compensate Tongda Venture if Super TV does not perform as projected.

As described above, we are obligated to compensate Tongda Venture if Super TV, the divested business, does not perform as projected.

The terms and conditions of the Transaction provide that the board of directors and senior management of Super TV will remain unchanged following the sale of Super TV and within the Covered Period. It is anticipated that Tongda Venture and the board and the senior management of Super TV after the consummation of the Transaction will continue to maximize the profitability of Super TV. However, as Tongda Venture is entitled to compensation from us in case Super TV fails to reach the profit targets, its interest is not fully aligned with ours in this regard. In addition, since Tongda Venture will be the sole shareholder of Super TV after the consummation of the Transaction, we will not be able to control, and may not be able to influence, the business operations of Super TV to ensure the profit targets will be achieved.

We will be liable to Tongda Venture for a breach or violation of any representation, warranty, covenants or other obligation under the Share Transfer Agreement.

Golden Benefit has made certain representations, warranties and covenants under the Share Transfer Agreement.  See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Representations and Warranties – Golden Benefit's Representations and Warranties" and "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Covenants." If there is any breach of such representation, warranty, covenants or other obligation under the Share Transfer Agreement, Golden Benefit will be liable, and we will also be jointly and severally liable through the guarantee we provided under the Share Transfer Agreement. Significant claims by Tongda Venture could expose us to contingent liabilities and have a material adverse effect on our financial condition and results of operations.  See “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements –Event of Default.”

The businesses to be retained by us after the consummation of the Transaction are significantly smaller than our current operations and still generate losses; we may not be able to rely on the retained businesses to sustain our business operations.

Following the sale of Super TV (which operates our CA, network broadcasting platform and video-on-demand businesses) to Tongda Venture, our retained businesses (other than the approximately 17.24% interest in Tongda Venture, which will hold 100% equity interest in Super TV) will primarily consist of Cyber Cloud, which was established in January 2011 and mainly engages in the research and development of cloud computing technology-based digital video delivery solutions, and Joysee, which was established in April 2011 and mainly engages in the research and development of advanced digital television terminals.

These businesses to be retained by us constitute only a small part of our current business. In the first six months of 2014, revenues from Super TV were US$35.4 million, accounting for 98.4% of total revenues, and revenues from retained business were US$0.6 million, accounting for 1.6% of total revenues. In 2011, 2012 and 2013 and the first six months of 2014, our retained businesses generated net losses in the amount of US$1.96 million, US$8.39 million, a net income of US$1.72 million and a net loss of US$2.6 million, respectively. For more details, see "Unaudited Pro Forma Condensed Consolidated Financial Statements of China Digital TV Holding Co., Ltd."

We intend to further develop our retained businesses to sustain our business operations. However, given that these companies only have a short operating history, and we have no substantial track record of cooperating with television network operators or other third parties in providing new solutions and products, we may not be successful in doing so, and these businesses may not become profitable in the foreseeable future, or at all.

We may also maximize our profitability through further reducing corporate overhead costs.  Because our business will be smaller following the sale of Super TV, we believe that there will be many ways in which corporate overhead costs can be significantly reduced.  However, if we are not successful in fully implementing such cost reductions, our ability to increase our profitability may be impaired.

Our financial performance will be affected by that of Tongda Venture while we will not have control over Tongda Venture, and our influence over it will be limited.

Under the terms of the Share Subscription Agreement, Tongda Venture agrees to issue to Golden Benefit 77,294,686 new shares of Tongda Venture as part of the Consideration. As a result, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture, and the board of directors of Tongda Venture will be increased from six members to nine members, among whom Golden Benefit will be entitled to recommend for appointment two directors.

We will account for this investment using the equity method. As this investment will constitute a material part of our assets, the operating results of Tongda Venture are expected to significantly affect our financial performance. Tongda Venture was founded in 1992 and is listed on the Shanghai Stock Exchange (Stock Code: 600647), and is mainly engaged in the business of developing and managing real estate properties, including residential communities, office buildings, and parking lots. Upon the consummation of the Transaction, however, it is expected that its businesses will primarily comprise the CA, network broadcasting platform and video-on-demand businesses to be acquired from our company. See "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 22, 2014 and available at http://www.sec.gov for a description of the risks and uncertainties in the CA, network broadcasting platform and video-on-demand businesses.

The financial performance of Tongda Venture may affect the financial condition of our Company, and we may have to incur impairment loss on this investment if the financial performance of Tongda Venture worsens significantly.

Furthermore, the Consideration Shares will be subject to a 36-month lock-up. During this lock-up period, we are prohibited from disposing of a portion or all of these shares even if it is commercially attractive to do so, and our ability to otherwise maximize the value of such shares is also significantly restricted.

In addition, prior to the Private Placement, Cinda Investment is the controlling shareholder of Tongda Venture and holds approximately 41.03% of the share capital of Tongda Venture; following the Private Placement, Cinda Investment will remain the controlling shareholder and hold approximately 26.53% of the share capital of Tongda Venture. Although Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture following the completion of the sale of Super TV, we will not be able to control the operations of the business of Tongda Venture and our influence thereon is also limited.

Following the sale of Super TV, we may be deemed an investment company and subject to related requirements and restrictions under the U.S. Investment Company Act.

The regulatory scope of the U.S. Investment Company Act of 1940, as amended (the "Investment Company Act"), which was enacted principally for the purpose of regulating vehicles for pooled investments in securities, generally extends to companies engaged primarily in the business of investing, reinvesting, owning, holding or trading in securities.  However, the Investment Company Act may also be deemed to be applicable to a company that does not hold itself out to be an investment company but that, due to the nature of its financial holdings, may be deemed to fall within the definitional scope of an investment company under such Act.

Following the consummation of the Transaction, China Digital TV will retain the businesses of Cyber Cloud and Joysee, and will hold approximately 17.24% of the share capital of Tongda Venture. At that time, the share capital of Tongda Venture will represent a majority of the assets of China Digital TV (excluding cash and cash equivalents) and, as a result, China Digital TV may be deemed an investment company.  If China Digital TV is deemed to be an investment company, it may become subject to certain restrictions relating to its activities, including restrictions on the nature of its operations and the issuance of securities.  In addition, the Investment Company Act imposes certain requirements on companies deemed to be within its regulatory scope, including registration as an investment company.

However, as we intend to, and our board of directors has authorized us to take actions so that we will, be engaged primarily, as soon as reasonably possible and in any event before the first anniversary of the consummation of the Transaction (the "Rule 3a-2 period"), in a business other than that of investing, reinvesting, owning, holding or trading in securities, we intend to rely upon Rule 3a-2 under the Investment Company Act to avoid being deemed an investment company during the Rule 3a-2 period.

In the event that it is determined that we are unable to rely on Rule 3a-2 under the Investment Company Act or that we are unable to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities prior to the first anniversary of the consummation of the Transaction, compliance with the requirements and restrictions of the Investment Company Act would likely have a material adverse effect on us.

The sale of Super TV may have adverse consequences for U.S. taxable investors.

If Super TV was classified as a PFIC at any time during the holding period of a U.S. taxable investor, the sale of Super TV may cause such U.S. taxable investors to be subject to tax under the indirect disposition rules of the PFIC regime regardless of whether he or she receives any distributions in connection with the sale. See the discussion under "Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences" of this proxy statement.

If we pay a cash dividend in connection with the sale of Super TV, U.S. taxable investors may be subject to adverse consequences under the PFIC regime.

Because we believe we have been classified as a PFIC, U.S. taxable investors who receive distributions from us may be subject to adverse consequences under the PFIC regime. See the discussion under "Proposal #1: Proposal to Sell Super TV – Material U.S. Federal Income Tax Consequences" of this proxy statement.

Our ability to pay dividends is contractually restricted.

During the Transition Period, China Digital TV covenants not to permit Super TV or any of its subsidiaries to, among other things, declare, set aside, make or pay any dividend or other distribution to shareholders (except for any dividend or other distribution already declared prior to the execution of the Share Transfer Agreement).

During the Covered Period, China Digital TV covenants not to make cash dividends out of the Cash Consideration for an aggregate amount in excess of US$3.33 per share. Otherwise, in respect of any excess amount of cash dividends out of the Cash Consideration, China Digital TV shall pay an equal amount to Tongda Venture as earnest money to secure its obligations under the Profit Compensation Agreement. See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Covenants."

Although such restrictions do not apply to any cash dividends paid out of the revenues generated through our retained businesses, our retained businesses are significantly smaller than the CA, network broadcasting platform and video-on-demand businesses to be sold and may not be able to generate sufficient free cash for cash dividends. In addition, the dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the board of director’s views on the potential future liquidity requirements, including for investments in production capacity, the funding of research and development programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or pay a lower dividend with respect to any given year, which could have a negative effect on the price of our ADSs.

Our ability to use the sale proceeds is otherwise restricted due to the contingent compensation payments during the Covered Period.

Under the terms of the Profit Compensation Agreement, in the event that net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in any of the fiscal years during the Covered Period is less than the profit target or there is any impairment loss at the end of the Covered Period, Golden Benefit will be obligated to compensate Tongda Venture for the deficiencies or the impairment loss by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula, with such compensations in aggregate being subject to a cap equal to the amount of the Consideration.

In order to prepare for such potential compensation payments, we may need to reserve a significant amount of cash, which may otherwise be applied to develop our retained businesses, pursue other business opportunities or otherwise maximize our profitability.

Cinda Investment's exercise of the warrant may dilute the existing shareholders' interest.

Under the terms of the Framework Agreement, Cinda Investment has been granted by China Digital TV a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for China Digital TV's new shares for an amount between US$25 million and US$30 million. Shares purchased under the warrant shall be subject to a lock-up during the Covered Period unless China Digital TV agrees otherwise.

The exercise price of the warrant is US$3.33 per share, which equals the weighted average trading price of the Company's ordinary shares (represented by ADSs) listed on the NYSE for the 20 trading days prior to the date on which the Original Framework Agreement was approved by China Digital TV’s board of directors. If Cinda Investment exercises the warrant to purchase new shares of China Digital TV, it will increase the number of the Company's outstanding shares, and dilute the equity interest of our existing shareholders. Based on an exercise price of US$3.33 per share, up to 9 million Shares will be issued upon the exercise of the warrant by Cinda Investment.

For as long as we remain a public company, we will continue to incur the expenses of complying with public company reporting requirements.

Our reporting obligations as a SEC registrant and NYSE-listed public company will not be affected as a result of completing the sale of Super TV.  For as long as we remain as such, we have an obligation to continue to comply with the applicable reporting requirements of the Exchange Act, which includes the filing with the SEC of periodic reports and other documents relating to our business, financial conditions and other matters, even though compliance with such reporting requirements is economically burdensome.

Tongda Venture may not be able to complete the Private Placement to fund the Consideration.

Tongda Venture needs to complete the Private Placement to fund the Consideration. Completion of the Private Placement is subject to relevant regulatory approval. See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Ancillary Agreements – Share Subscription Agreement." In addition, even if the relevant regulatory approvals are obtained, Tongda Venture may still not be able to complete the Private Placement for other reasons. Although completion of the Private Placement is not a condition precedent to the Transaction, if the Private Placement by Tongda Venture cannot be completed for any reason, Tongda Venture may not have the financial ability to fund the Consideration and complete the Transaction on time, or at all.

Golden Benefit is obligated to compensate Tongda Venture for any net loss during the Transition Period.

The Share Transfer Agreement does not provide any adjustment to the Consideration. However, during the Transition Period, any net profit Super TV records will belong to Tongda Venture, and if Super TV has a net loss, Golden Benefit is obligated to make up for any difference in the amount of net assets of Super TV during the Transition Period. See "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Covenants – Net Profit/Loss during the Transition Period." As a result, Golden Benefit is obligated to compensate Tongda Venture for any net loss during the Transition Period.

Information about Tongda Venture, including its financial information, is provided by Tongda Venture and has not been independently verified by our Company, and the financial statements of Tongda Venture have been prepared in accordance with PRC GAAP and, where applicable, audited pursuant to the PRC auditing standards.

Information about Tongda Venture, including its financial information, contained in this proxy statement and our other public disclosure relating to this Transaction is provided by Tongda Venture and has not been independently verified by our company, nor has our company made any representation as to the accuracy or reliability of such information. Such information should not be unduly relied upon, and our company and directors disclaim liability for any losses that might arise from any inaccuracy, omission or misstatement in such information.

The consolidated financial information of Tongda Venture is prepared in accordance with generally accepted accounting principles in the PRC (“PRC GAAP”) and, where applicable, audited pursuant to the applicable PRC auditing standards, which differ in many respects from U.S. GAAP and the auditing standards of the Public Company Accounting Oversight Board (the "PCAOB"). As such, the consolidated financial information and reported earnings of Tongda Venture could be different if they were prepared in accordance with U.S. GAAP or audited pursuant to the auditing standards of the PCAOB. We have made no attempt to quantify the impact of those differences. This proxy statement does not contain a reconciliation of Tongda Venture's consolidated financial information to U.S. GAAP, and such reconciliation could reveal material differences. Shareholders are cautioned not to place undue reliance on such information, and they should make their own judgment in assessing any financial information of Tongda Venture in this proxy statement.

There are inherent uncertainties with respect to the final tax assessment to be made by PRC tax authorities, and we may be obligated to pay a greater amount of tax than we expect.

Pursuant to applicable PRC tax laws and subject to the final assessment by PRC tax authorities, we are expected to pay PRC withholding tax at a rate of 10% on the proceeds from the sale of Super TV (the "Sale Proceeds"), which equals the Consideration minus the cost of the sale. As the Consideration is determined to be RMB3.2 billion and the cost of sale of Super TV equals the registered capital of Super TV, being US$5 million (or RMB30.6 million), the Sale Proceeds should be RMB3.17 billion.

Under the terms of the Transaction Agreements, the Consideration will be composed of Cash Consideration of RMB2.4 billion, and Consideration Shares of RMB800 million that Tongda Venture will issue to Golden Benefit at a price of RMB10.35 per share in the Private Placement. According to our PRC tax advisors, in practice, there are uncertainties regarding whether PRC tax authorities will determine the value of the Consideration Shares based on the issuance price fixed in the Transaction Agreements or the trading price of Tongda Venture's shares on the date of tax determination (the "Tax Assessment Date"). If the trading price of Tongda Venture's shares on the Tax Assessment Date is higher than RMB10.35 per share and is used by the PRC tax authorities to determine the value of the Consideration Shares, we would be obligated to pay a greater amount of tax than we currently expect.

Because our business will be smaller following the sale of Super TV, there is a possibility that our ADSs may be delisted from the NYSE if we fail to satisfy its continued listing criteria.

Following the sale of Super TV, our business will be smaller, and we may fail to satisfy the continued listing criteria of the NYSE. In the event that we are unable to satisfy the continued listing criteria of The NYSE, our ADSs may be delisted from that market. In order to continue to be listed on the NYSE, we must meet the requirements as set forth in Sections 802.01A to 802.01C of the NYSE Listed Companies Manual, which require, among other things,: (i) average monthly trading volume of no less than 100,000 shares; (ii) average global market capitalization over a consecutive 30 trading-day period of no less than US$50,000,000 and, at the same time, stockholders' equity of no less than US$50,000,000; and (iii) average closing price of a security as reported on the consolidated tape of no less than US$1.00 over a consecutive 30 trading-day period.

Any delisting of our ADSs from the NYSE could adversely affect our ability to attract new investors, decrease the liquidity of our outstanding ordinary Shares, reduce our flexibility to raise additional capital, reduce the price at which our Shares trade, and increase the transaction costs inherent in trading such shares with overall negative effects for our shareholders. In addition, delisting of our Shares could deter broker-dealers from making a market in or otherwise seeking or generating interest in our Shares, and might deter certain institutions and persons from investing in our securities at all. For these reasons and others, delisting could adversely affect the price of our Shares and our business, financial condition and results of operations.

PROPOSAL #1: PROPOSAL TO SELL SUPER TV

This section of the proxy statement describes certain aspects of the proposed sale of Super TV to Tongda Venture and related transactions contemplated by the Transaction Agreements, including the material terms of the Share Transfer Agreement and the Ancillary Agreements.  Please note that the summary below and elsewhere in this proxy statement regarding the proposed Transaction, the Share Transfer Agreement and the Ancillary Agreements may not contain all of the information that is important to you.  The summary below and elsewhere in this proxy statement of the Share Transfer Agreement and the Ancillary Agreements does not purport to be complete and is subject to, and qualified in its entirety by, reference to the full text of the Share Transfer Agreement, an English translation of which is attached to this proxy statement as Annex A, the full text of the Profit Compensation Agreement, an English translation of which is attached to this proxy statement as Annex B, the full text of the Share Subscription Agreement, an English translation of which is attached to this proxy statement as Annex C, and the full text of the Framework Agreement, an English translation of which is attached to this proxy statement as Annex D.  We encourage you to read the Share Transfer Agreement and the Ancillary Agreements carefully in their entirety for a more complete understanding of the Transaction, the terms of the Share Transfer Agreement and the Ancillary Agreements, and other information that may be important to you.

Parties to the Share Transfer Agreement and the Ancillary Agreements

The Share Transfer Agreement was entered into among China Digital TV, CDTV BVI, Golden Benefit, Cinda Investment and Tongda Venture. In connection with the Share Transfer Agreement, some or all of the parties thereto also entered into one or more of the Ancillary Agreements.

China Digital TV Holding Co., Ltd.

China Digital TV is a leading provider of CA system and comprehensive service to China’s digital television market, which prevent unauthorized access to subscriber content across the country’s digital cable, satellite, terrestrial, IPTV and mobile television networks. It is also providing cable TV related value-added services to cable, IPTV and OTT operators in China. It was founded in 2007 under the laws of the Cayman Islands. The principal executive office is located at Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, PRC, and the telephone number at our principal executive office is (+86 10) 6297 1199.

China Digital TV Technology Co., Ltd.

CDTV BVI was incorporated as a holding company in the British Virgin Islands in March 2004. Following the incorporation of China Digital TV in the Cayman Islands in April 2007, CDTV BVI became a wholly-owned subsidiary of China Digital TV. In December 2007, CDTV BVI acquired Golden Benefit, a company incorporated in Hong Kong. CDTV BVI is registered at Pasea Estate, Road Town, Tortola, British Virgin Islands.

Golden Benefit Technology Limited

In December 2007, China Digital TV acquired Golden Benefit in order to benefit from certain beneficial tax arrangements between the PRC and Hong Kong. Golden Benefit holds 100% equity interest in Super TV. Golden Benefit is registered at Room 1501, 15/F, SPA Centre, 53-55 Lockhart Road, Wanchai, Hong Kong.

Cinda Investment Co., Ltd.

Cinda Investment is a wholly-owned subsidiary of China Cinda, one of the major asset management firms in China, as well as the flagship subsidiary of China Cinda’s investment and asset management business. With registered capital of RMB2 billion, Cinda Investment is an integrated investment company incorporating alternative asset management, investment and operations in capital markets, real estate, commercial property, and hotels. As China Cinda’s professional investment platform, Cinda Investment specializes in asset management, particularly the management of non-performing assets, with a focus on the real estate and financial sectors. The registered office of Cinda Investment is located at No. 1 Building, No. 9 Naoshikou Street, Xicheng District, Beijing, People's Republic of China.

Shanghai Tongda Venture Capital Co., Ltd.

Tongda Venture was established in 1992 and is listed on the Shanghai Stock Exchange (Ticker: 600647). Cinda Investment is currently the largest and controlling shareholder of Tongda Venture. Tongda Venture currently develops and manages real estate properties in China, and its business covers high- and new-technology investment, industrial investment and asset management, agricultural development, operation and domestic trade, and food production and sales. The registered office of Tongda Venture is located at 24/F, Yinqiao Plaza, No. 58 Jinxin Road, Pudong New District, Shanghai, PRC.

For information about Tongda Venture, see "Annex H – Financial Statements of Shanghai Tongda Venture Capital Co., Ltd." to this proxy statement.

Background of the Transaction

From time to time, our board of directors has evaluated various strategic alternatives available to China Digital TV.

In order to implement the development strategy of China Cinda and to resolve any potential competition issue, Cinda Investment formulated an asset restructuring plan to sell its controlling stake in Tongda Venture.

Following informal conversations between Mr. Zhenwen Liang, then chief financial officer of China Digital TV, and Mr. Bo Li, president of Guosen Securities, on April 17, 2014, through the introduction of Mr. Li, Mr. Jianhua Zhu, chief executive officer of China Digital TV and Mr. Liang met with Mr. Liwu Zhou, general manager of Cinda Investment, Mr. Jinsong Sun and Mr. Jiamu Shen, vice general managers of Cinda Investment, to explore potential opportunities to cooperate. No agreement was reached during this meeting but participants therein concluded that it was beneficial to hold further discussions on the asset restructuring plan of Tongda Venture.

Following this initial contact, Cinda Investment convened an internal meeting and reached a conclusion to consider Super TV as a potential candidate, due to its scales of operations and profitability. On May 19, 2014, Tongda Venture applied to the Shanghai Stock Exchange to halt the trading of its shares pursuant to applicable regulatory rules and in light of the asset restructuring plan.

On May 21, 2014, Guosen Securities and the management of China Digital TV held a meeting to discuss the asset restructuring plan, which could be structured as the purchase by Tongda Venture of the 100% equity interest of Super TV for a consideration composed of cash (which would be raised through a private placement by Tongda Venture) and shares of Tongda Venture.

On June 4, 2014, Cinda Investment held a board meeting. Mr. Jinsong Sun, vice general manager of Cinda Investment, reported the asset restructuring plan to the board of directors of Cinda Investment, and the board discussed the plan. After the discussion, the board authorized Cinda Investment to pursue the asset restructuring plan and to prepare and further negotiate the framework agreement. The draft framework agreement was prepared around the same time and discussed further among the parties thereto.

From June 4 to June 8, 2014, the parties continued to further discuss and revise the asset restructuring plan. At the same time, Dr. Zengxiang Lu, co-founder and director of China Digital TV, communicated the asset restructuring plan and the key terms of the draft framework agreement to the board of directors of China Digital TV. Upon suggestions from certain major shareholders, the Company decided to increase the cash portion of the consideration from RMB500 million to RMB1.15 billion, so that, if all such cash consideration were to be further distributed to the shareholders of the Company (without taking into account any taxes or expenses), each Share will be entitled to a payment (without taking into account any taxes or expenses) equal to the per share market price of the Shares underlying the publicly traded ADSs.

On June 9, 2014, following another round of discussion among all parties to revise the asset restructuring plan, it was agreed that Tongda Venture would pay RMB1.15 billion in cash, and issue shares in Tongda Venture, worth RMB2.25 billion, to Golden Benefit, and China Digital TV would grant a warrant to Cinda Investment to purchase Shares for US$25 million to US$30 million.

On June 12, 2014, the management of China Digital TV and the management of Cinda Investment agreed on a preliminary asset restructuring plan and the terms of a framework agreement (the "Original Framework Agreement"). The management of China Digital TV reviewed such asset restructuring plan and the terms of the final draft of the Original Framework Agreement with the board of directors of China Digital TV. After careful consideration, the board authorized China Digital TV to enter into the Original Framework Agreement to implement the asset restructuring plan.

On June 13, 2014, the Company entered into the Original Framework Agreement with Cinda Investment and issued a press release to inform the market of this event. Under the Original Framework Agreement, the Company planned to inject its CA, network broadcasting platform and video-on-demand businesses into Tongda Venture. In exchange, the Company would acquire a controlling stake in Tongda Venture and receive RMB1.15 billion in cash from Tongda Venture. The Company expected to consolidate Tongda Venture financially upon completion of the restructuring. In addition, the Company would grant to Cinda Investment a warrant to purchase shares in the Company for an amount between US$25 million and US$30 million, the exercising of which would be conditioned upon the completion of the restructuring under the Original Framework Agreement (together, the "Original Restructuring").

On June 20, 2014, Dr. Zengxiang Lu, co-founder and director of China Digital TV, convened a board of directors meeting to discuss an internal reorganization and adjustment of the management. According to PRC securities regulations, generally the assets of a China-listed company must be held and owned by such listed company or its subsidiaries. As a result, in order to meet the approval requirements of the CSRC with respect to the Original Restructuring, a series of agreements underlying the variable interest entity structure (the "VIE Structure") between the nominee shareholders of Beijing Novel-Super Digital TV Technology Co., Ltd. ("N-S Digital TV," the variable interest entity that holds a significant portion of the operating assets to be injected under the Original Restructuring) and Super TV needed to be terminated, and 100% equity interest of N-S Digital TV held by these nominee shareholders, namely, Shizhou Shen, Lei Zhang, Tianxing Wang and Wenjun Wang, needed to be transferred to Super TV, as part of the Original Restructuring.

Pursuant to CSRC rules applicable to companies listed in China, Tongda Venture’s management may not take senior positions at any other company other than as a member of the board of directors. Therefore, as part of the Original Restructuring, China Digital TV announced the following adjustments to its management team effective on June 30, 2014:

•	Jianhua Zhu would resign from his position as chief executive officer and chairman of China Digital TV. He will continue in his role as a director of China Digital TV.

•	Zhenwen Liang would resign from his position as chief financial officer of China Digital TV.

•	Dong Li would resign from his position as president of China Digital TV.

•	Tianxing Wang would resign from his position as chief technology officer of China Digital TV.

China Digital TV also announced the appointment of the following senior management team, effective June 30, 2014:

•	Zengxiang Lu, co-founder and director of China Digital TV, would be appointed as acting chief executive officer and acting chief financial officer of China Digital TV for a period of 12 months, during which time China Digital TV will search for a permanent chief executive officer and a permanent chief financial officer.

•	The position of president of China Digital TV would be abolished. The responsibilities would be assumed by Zengxiang Lu.

•	Jian Han would be appointed chief technology officer of China Digital TV.

•	Jianhua Zhu would remain as chairman and chief executive officer of Super TV.

•	Zhengwen Liang would be appointed chief financial officer of Super TV.

•	Dong Li would be appointed the president of Super TV.

•	Tianxing Wang would be appointed the technology director of Super TV.

In July 2014, the Company retained Houlihan Lokey as an independent financial advisor to conduct a fairness evaluation of the Original Restructuring, and Clifford Chance as legal counsel to provide advice in relation to U.S. law issues. Other external professionals, including auditors and asset valuation professionals, also started to conduct their respective work stream.

On August 11, 2014, Guosen Securities submitted a draft asset restructuring plan (the "Original Restructuring Plan") to the Shanghai Stock Exchange and the CSRC. On August 13, 2014, the Shanghai Stock Exchange provided its feedback to Tongda Venture on the Original Restructuring Plan and requested Tongda Venture amend the Original Restructuring Plan accordingly. On August 15, 2014, Tongda Venture re-submitted an amended plan to the Shanghai Stock Exchange.

On August 18, 2014, our board of directors convened a meeting at which Houlihan Lokey presented its preliminary financial analyses with respect to the proposed transaction.

On September 19, 2014, following a series of discussions, the Shanghai Stock Exchange rejected the Original Restructuring Plan on the basis that there were major shareholder changes of N-S Digital TV due to the termination of the series of agreements underlying the VIE Structure, which failed to meet certain continuity requirements under PRC securities regulations.

On September 22, 2014, the management of China Digital TV and Cinda Investment held a meeting to discuss alternative plans to replace the Original Restructuring Plan, including the possibility of acquiring 75% or 100% equity interest of Super TV to be funded through a private placement and China Digital TV not acquiring the controlling stake in Tongda Venture. On the same date, Dr. Zengxiang Lu, chairman of China Digital TV, convened an interim board meeting of the Company to discuss the amended asset restructuring plan (the "Amended Restructuring Plan"). Our directors went through the terms of the Amended Restructuring Plan and decided that the management may continue to negotiate with Cinda Investment and conduct a new independent valuation of the assets to be sold.

On September 23, 2014, the board of directors of China Digital TV had a meeting with Houlihan Lokey to discuss the Amended Restructuring Plan and instructed Houlihan Lokey to update its financial analyses to reflect the aggregate consideration to be received by the Company under the Revised Restructuring Plan.

On September 27, 2014, the Company and Cinda Investment tentatively agreed to amend the Original Framework Agreement for Tongda Venture to acquire 100% equity interest of Super TV. As part of the amendment, Cinda Investment was granted by the Company a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for the Company's new shares at a price of US$3.33 per share for an amount between US$25 million and US$30 million, representing between approximately 11% and 13% of the Shares, assuming the warrant is exercised. Shares purchased under the warrant shall be subject to a lock-up during the Covered Period unless the Company agrees otherwise. In addition, Cinda Investment has the option to subscribe for no more than an 8% equity interest in each of Cyber Cloud and Joysee, the subsidiaries of the Company, based on a valuation of these two Companies at RMB350 million and RMB240 million, respectively.

On October 9, 2014, the Company convened a meeting of its board of directors, at which representatives of Clifford Chance and Houlihan Lokey were in attendance. Houlihan Lokey presented to the board of directors its financial analyses with respect to the Transaction. After the directors asked questions and received answers from Houlihan Lokey with respect to its analyses, Houlihan Lokey delivered its oral opinion, which was subsequently confirmed in writing, to the effect that as of October 9, 2014, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the Company in the Transaction is fair to the Company from a financial point of view. Following the delivery of Houlihan Lokey’s opinion, representatives of Clifford Chance and in-house counsel of the Company reviewed with the board of directors the material terms and conditions of the Transaction Agreements. Thereafter, the board of directors unanimously approved the Transaction. On the same date, the parties to the Original Framework Agreement agreed to amend the transaction originally contemplated. Specifically, Golden Benefit entered into an amendment to the Framework Agreement, the Share Transfer Agreement, the Profit Compensation Agreement and the Share Subscription Agreement with Tongda Venture and/or its controlling shareholder, Cinda Investment, to implement the Transaction. On the same date, Tongda Venture applied to the Shanghai Stock Exchange to resume the trading of its shares on the Shanghai Stock Exchange.

Promptly following the execution of the Transaction Agreements, the board of the Company requested Houlihan Lokey to perform a market check to identify and contact potential third parties other than Tongda Venture that may be interested in an acquisition of the equity interest in Super TV. At the direction of the board of directors, Houlihan Lokey contacted 40 parties, including 26 financial sponsors and 14 strategic parties, to solicit interest in a possible alternative transaction.

On October 24, 2014, the Company convened a second board of directors meeting to confirm the amount of the Consideration and the profit targets of Super TV for 2014, 2015 and 2016. Pursuant to the board meeting, Golden Benefit entered into a supplementary share transfer agreement and a supplementary profit compensation agreement with Tongda Venture, under the terms of which the Consideration was confirmed to be RMB3.2 billion, and the profit targets (before or after adjustment for non-recurring gains and losses, whichever is less) for 2014, 2015 and 2016 were confirmed to be RMB190.10 million, RMB283.67 million and RMB340.66 million, respectively.

On the same date, Houlihan Lokey submitted to the board of directors of our Company a market check report. The report stated that among the 40 parties Houlihan Lokey had contacted, eight parties had responded that they were not interested and 32 parties had not responded as of October 23, 2014. It was noted that, when Houlihan Lokey contacted the potential parties initially, it informed the potential parties that if Houlihan Lokey did not receive a response from the parties by October 23, 2014, those parties would be deemed as not interested in a potential transaction involving Super TV or China Digital TV. The Company did not receive any alternative transaction proposals during the period of market check from any of the parties contacted by Houlihan Lokey and, as at the date of this proxy statement, the Company has not received any alternative transaction proposals.

Past Contacts, Transactions or Negotiations

Other than as described in the “Proposal #1: Proposal To Sell Super TV – Background of the Transaction,” we and Tongda Venture have not had prior contacts, transactions, or negotiations.

Reasons for the Transaction

In reaching its decision to approve the Share Transfer Agreement and the Ancillary Agreements, and the transactions contemplated thereby, and to recommend that China Digital TV’s shareholders vote to approve the Transaction as contemplated by the Share Transfer Agreement and the Ancillary Agreements, our board of directors consulted with management and financial and legal advisors.  Our board of directors considered all of the material factors relating to the Transaction Agreements and the Transaction, many of which our board of directors believed supported its decision, including:

•	the strategic objectives that could be achieved by China Digital TV in the Transaction; in particular, given their State-owned background, opportunities to cooperate with Cinda Investment and its affiliates (including China Cinda, a majority State-owned and major asset management firm in China) that could enhance the Company's competitiveness through deepening its cooperation with PRC cable operators. Specifically, driven by industrial policies and market demand, the PRC television broadcasting industry has experienced rapid digitalization in recent years, and it is believed by industry players that "next generation broadcasting," which features the convergence of telecommunications, Internet and cable television networks, value-added services with unique and compelling content and more active interaction with end-users, and therefore enhanced demand for security-related products, represents the industry trend. The potential cooperation with Cinda Investment and its affiliates is expected to bring us more contacts with PRC television network operators and thereby more business opportunities;

•	other estimated benefits that would be brought (including, without limitation, the Consideration, which may be used for the development of new technologies in emerging fields and investments in new business opportunities) to China Digital TV in the Transaction and in comparison to the risks associated with maintaining the operations of our CA, network broadcasting platform and video-on-demand businesses, which include those risk factors discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on April 22, 2014;

•	the sale process conducted by China Digital TV with respect to the Transaction, which involved discussions with multiple parties to determine their potential interest in purchasing Super TV and which did not lead to any proposals more favorable to China Digital TV and its shareholders than the proposal by Tongda Venture;

•	the price proposed by Tongda Venture represented the highest definitive offer that China Digital TV received for the acquisition of Super TV;

•	the opinion of Houlihan Lokey to the effect that, as of October 9, 2014, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the Company in the Transaction was fair to the Company from a financial point of view;

•	shareholders of China Digital TV would continue to own Shares in China Digital TV and participate in future earnings and potential growth of China Digital TV’s remaining businesses, including Cyber Cloud and Joysee; and

•	the terms of the Transaction Agreements, including:

•	the RMB2.4 billion in cash to be paid by Tongda Venture, which provides certainty in value; and

•	Super TV's board of directors and management team will remain unchanged during the Covered Period to ensure continuity in Super TV’s business operations.

Our board of directors also considered and balanced against the potential benefits of the proposed Transaction a number of potentially adverse and other factors concerning the proposed Transaction, including the following:

•	the possibility of returning a portion or all of the Consideration as compensation under the Profit Compensation Agreement;

•	the risk that not all of the conditions to the parties’ obligations to complete the proposed Transaction will be satisfied or waived in a timely manner or at all, and, as a result, it is possible that the proposed Transaction may not be completed even if approved by our shareholders;

•	the restrictions on the conduct of our business prior to the completion of the sale of Super TV, requiring us to conduct the Super TV business only in the ordinary course, subject to specific limitations and exceptions, which may delay or prevent us from undertaking business opportunities that may arise pending the completion of the sale of Super TV; and

•	the other risks set forth in the “Risk Factors” section of this proxy statement.

After taking into account all of the material factors relating to the Share Transfer Agreement, the Ancillary Agreements and the Transaction, including those factors set forth above, our board of directors agreed that the benefits of the Share Transfer Agreement and the Transaction outweigh the risks and that the Share Transfer Agreement and the Transaction are advisable, fair to and in the best interests of China Digital TV and its shareholders.  Our board of directors did not assign relative weights to the material factors it considered.  In addition, our board of directors did not reach any specific conclusion on each of the material factors considered, but conducted an overall analysis of all of the material factors.  Individual members of our board of directors may have given different weights to different factors.

Opinion of China Digital TV’s Financial Advisor

On October 9, 2014, Houlihan Lokey rendered an oral opinion to our board of directors (which was confirmed in writing by delivery of Houlihan Lokey’s written opinion dated October 9, 2014), to the effect that, as of October 9, 2014, based upon and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion, the Consideration to be received by the Company in the Transaction is fair from a financial point of view to the Company.

In reaching the conclusions presented in its opinion, Houlihan Lokey did not receive any instructions from China Digital TV in terms of what conclusions it should reach, and China Digital TV did not impose any limitations on Houlihan Lokey on the scope of its investigation in preparation of its opinion. Houlihan Lokey’s opinion was directed to our board of directors and only addressed the fairness from a financial point of view of the Consideration to be received by the Company in the Transaction and does not address any other aspect or implication of the Transaction. The summary of Houlihan Lokey’s opinion in this proxy statement is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex E to this proxy statement and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Houlihan Lokey in preparing its opinion. However, neither Houlihan Lokey’s opinion nor the summary of its opinion and the related analyses set forth in this proxy statement are intended to be, and do not constitute, advice or a recommendation to our board of directors or any stockholder as to how to act or vote with respect to the transaction or related matters. The shareholders of China Digital TV are encouraged to read Houlihan Lokey's opinion carefully and in its entirety. Houlihan Lokey consented to the use of its opinion in this proxy statement.

In arriving at its opinion, Houlihan Lokey, among other things:

1.	reviewed a draft, dated as of October 9, 2014, of the Share Transfer Agreement;

2.	reviewed a draft, dated as of October 9, 2014, of the Profit Compensation Agreement;

3.	reviewed certain publicly available business and financial information relating to the Company and the Tongda Venture that Houlihan Lokey deemed to be relevant;

4.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Super TV made available to Houlihan Lokey by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to Super TV for the years 2014 through 2019;

5.	spoke with certain members of the management of the Company and certain of its representatives and advisors regarding the respective businesses, operations, financial conditions and prospects of the Company, Super TV and Tongda Venture, the Transaction and related matters;

6.	compared the financial and operating performance of Super TV with that of public companies that Houlihan Lokey deemed to be relevant;

7.	considered the publicly available financial terms of certain transactions that Houlihan Lokey deemed to be relevant;

8.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that Houlihan Lokey deemed to be relevant; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Houlihan Lokey deemed appropriate.

Houlihan Lokey relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to Houlihan Lokey, discussed with or reviewed by Houlihan Lokey, or publicly available, and does not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised Houlihan Lokey, and Houlihan Lokey assumed, that the financial projections (and adjustments thereto) reviewed by Houlihan Lokey were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and conditions of Super TV, and Houlihan Lokey expressed no opinion with respect to such projections or the assumptions on which they are based. Houlihan Lokey relied upon and assumed, without independent verification, that there was no change in the business, assets, liabilities, financial conditions, results of operations, cash flows or prospects of the Company, Super TV or Tongda Venture since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Houlihan Lokey that would be material to their analyses or their opinion, and that there was no information or any facts that would make any of the information reviewed by Houlihan Lokey incomplete or misleading.

For purposes of their opinion, Houlihan Lokey assumed, at the direction and with the consent of the board of directors, that:

1.	substantially all of the existing operating assets of Tongda Venture will be disposed of in connection with the Transaction by means of a sale on arm’s length terms;

2.	Tongda Venture will have completed the Private Placement on arm’s length terms prior to the closing of the sale of Super TV, the proceeds of which will be used to fund the Consideration in connection with the sale of Super TV;

3.	as a result of the Transaction, Tongda Venture will not have any assets or liabilities other than the cash proceeds from the disposition and Private Placement referenced in paragraphs 1 and 2 above and the 100% equity interest in Super TV; and

4.	Cinda Investment will exercise the warrant issued to it to subscribe for 9.0 million Shares at an exercise price of US$3.33 per Share (Shares for the maximum amount of US$30 million) in connection with the sale of Super TV.

Houlihan Lokey was advised by the Company that there are no audited financial statements for Super TV as of the date of its opinion and, accordingly, Houlihan Lokey relied upon and assumed, without independent verification, that there would be no information that would have been contained in any such financial statements not otherwise discussed with or reviewed by Houlihan Lokey that would have been material to their analyses or the opinion. Houlihan Lokey also relied upon and assumed that the audited financial statements for Super TV contemplated to be delivered to the Tongda Venture following the date of its opinion will not reflect any such information which would cause Houlihan Lokey to change their opinion.

For purposes of their analysis, Houlihan Lokey relied upon, without independent verification, estimates of the Company’s management as to Super TV’s ability to achieve the financial performance thresholds for purposes of determining certain post-closing adjustments to the consideration, including, among other things, Super TV’s estimated earnings during the relevant measure period under an upside case, base case and downside case scenario and the estimated probabilities for achieving each of them. Accordingly, Houlihan Lokey assumed, at the direction and with the consent of the board of directors, that the Company will receive approximately (i) 17.2% of the outstanding shares of Tongda Venture (after taking into account the Private Placement), and (ii) RMB2.3 billion in cash in connection with the Transaction, after giving effect to the applicable post-closing adjustments (including the compensation payable by Golden Benefit under the Profit Compensation Agreement).

Although RMB2.4 billion will be paid to Golden Benefit as Cash Consideration upon the closing of the sale of Super TV, Houlihan Lokey's assumption in (ii) gave effect to the applicable post-closing adjustments (including the compensation payable by Golden Benefit under the Profit Compensation Agreement). Based on the projected earnings and probability weightings provided by the management of the Company1, Houlihan Lokey calculated the effective value of the cash portion of the Consideration to be RMB2.3 billion (US$375.3 million).

Houlihan Lokey relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Transaction Agreements and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Transaction Agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Transaction Agreements and other related documents and instruments, without any amendments or modifications thereto. Houlihan Lokey relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Company, Tongda Venture, or any expected benefits of the Transaction that would be material to their analyses or their opinion. In addition, Houlihan Lokey relied upon and assumed, without independent verification, that the final forms of the Transaction Agreements will not differ in any material respect from the drafts identified above.

1 With respect to the compensation payable under the Profit Compensation Agreement, the management of the Company projected three earning scenarios with associated probabilities of achieving each of the three scenarios. The management of the Company projected the first case to contain earnings in excess of approximately 10% over the Company financial projections each year, while the second case contained earnings in line with minimum earnings necessary to satisfy the net profit commitment. Under the first and second cases, no compensation would be payable by Golden Benefit under the Profit Compensation Agreement. The Company management projected a third case with a projected earnings shortfall of approximately 20% each year, and under this scenario approximately 20% of the total Consideration, or RMB640 million (US$104.3 million) would be payable by Golden Benefit to Tongda Venture. The Company management assigned a cumulative 85% probability to the first and second cases, and a 15% probability to the third case. On an effective probability basis, assuming no compensation payable by Golden Benefit under the first and second cases, and 15% of the estimated compensation payable by Golden Benefit under the third case, the projected compensation amount payable by Golden Benefit would be RMB96 million (US$15.6 million), which would therefore reduce the cash portion of the Consideration to be received from Tongda Venture from RMB2.4billion (US$391.0 million) to RMB2.3billion (US$375.3 million).

Furthermore, in connection with their opinion, Houlihan Lokey was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, Super TV or any other party. Houlihan Lokey did not estimate, and expresses no opinion regarding, the liquidation value of any entity or business. Houlihan Lokey did not undertake an independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Tongda Venture is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Tongda Venture is or may be a party or is or may be subject. In addition, Houlihan Lokey does not express any opinion as to the internal restructuring of certain variable interest entities undertaken by the Company prior to the Transaction and Houlihan Lokey assumed, with the consent of the board of directors, that such restructuring will not have any impact on the value of Super TV in any respect that would be material to their analyses or their Opinion.

Houlihan Lokey was not requested to, and did not, (a) negotiate the terms of the Transaction, or (b) advise the board of directors or any other party with respect to alternatives to the Transaction. The opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Houlihan Lokey as of, the date of the opinion. Houlihan Lokey did not undertake, and are under no obligation, to update, revise, reaffirm or withdraw their opinion, or otherwise comment on or consider events occurring or coming to Houlihan Lokey’s attention after the date of its opinion. Houlihan Lokey is not expressing any opinion as to what the value of shares of Tongda Venture actually will be when issued pursuant to the Transaction or the price or range of prices at which shares of Tongda Venture may be purchased or sold, or otherwise be transferable, at any time. Houlihan Lokey assumed that the shares to be issued in the Transaction to the Company will be listed on the Shanghai Stock Exchange.

Houlihan Lokey’s opinion is furnished for the use of the board of directors (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without Houlihan Lokey’s prior written consent. The opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. The opinion is not intended to be, and does not constitute, a recommendation to the board of directors, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

Houlihan Lokey was not requested to opine as to, and their opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the board of directors, the Company, their respective security holders or any other party to proceed with or effect the transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of their opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Tongda Venture or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Tongda Venture, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Tongda Venture or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, Houlihan Lokey relied, with the consent of the board of directors, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Tongda Venture and the Transaction or otherwise.

In preparing its opinion to our board of directors, Houlihan Lokey performed a variety of analyses, including those described below. The summary of Houlihan Lokey’s analyses is not a complete description of the analyses underlying Houlihan Lokey’s opinion. The preparation of a fairness opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytical methods employed and the adaptation and application of these methods to the unique facts and circumstances presented. As a consequence, neither a fairness opinion nor its underlying analyses is readily susceptible to summary description. Houlihan Lokey arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, methodology or factor. Accordingly, Houlihan Lokey believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, methodologies and factors or focusing on information presented in tabular format, without considering all analyses, methodologies and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Houlihan Lokey’s analyses and opinion. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques.

In performing its analyses, Houlihan Lokey considered general business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of the opinion. Houlihan Lokey’s analyses involved judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the Company, such as the impact of competition on the business of the Company and on the industry generally, industry growth and the absence of any material change in the financial conditions and prospects of the Company or the industry or in the markets generally. No company, transaction or business used in Houlihan Lokey’s analyses for comparative purposes is identical to the Company or the proposed Transaction and an evaluation of the results of those analyses is not entirely mathematical. Houlihan Lokey believes that mathematical derivations (such as determining average and median) of financial data are not by themselves meaningful and should be considered together with qualities, judgments and informed assumptions. The estimates contained in the Company’s analyses and the implied reference range values indicated by Houlihan Lokey’s analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond the control of our company. Much of the information used in, and accordingly the results of, Houlihan Lokey’s analyses are inherently subject to substantial uncertainty.

Houlihan Lokey’s opinion was provided to our board of directors in connection with its evaluation of the proposed Transaction and was only one of many factors considered by our board of directors in evaluating the proposed Transaction. Neither Houlihan Lokey’s opinion nor its analyses were determinative of the Consideration or of the views of our board of directors or management with respect to the Transaction or the Consideration. The type and amount of Consideration payable in the Transaction were determined through negotiation between the Company and Tongda Venture, and the decision to enter into the Transaction was solely that of our board of directors.

The following is a summary of the material analyses reviewed by Houlihan Lokey with our board of directors in connection with Houlihan Lokey’s opinion rendered on October 9, 2014. The order of the analyses does not represent relative importance or weight given to those analyses by Houlihan Lokey. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Houlihan Lokey’s analyses.

For purposes of its analyses, Houlihan Lokey reviewed a number of financial metrics, including:

•	Enterprise value calculated as the value of the relevant company’s outstanding equity securities (taking into account its outstanding warrants and other convertible securities) based on the relevant company’s closing share price, or equity value, plus net debt (calculated as outstanding indebtedness, preferred stock and capital lease obligations less the amount of cash on its balance sheet), as of a specified date.

•	Earnings before interest, taxes, depreciation, and amortization, or EBITDA.

Unless the context indicates otherwise, enterprise values and equity values derived from the selected companies analysis described below were calculated using the closing price of our ADSs and the common stock, ordinary shares or ADSs of the selected digital television supplier companies listed below as of October 8, 2014. Accordingly, this information may not reflect current or future market conditions. Estimates of 2014 and 2015 EBITDA for the Company were based on estimates provided by our management. Estimates of 2014 and 2015 EBITDA for the selected digital television supplier companies listed below were based on certain publicly available research analyst estimates for those digital television supplier companies.

Implied Value of Aggregate Consideration. Houlihan Lokey determined the implied value of the aggregate consideration to be paid to the Company in the Transaction by adding the amount of the Cash Consideration, after giving effect to the applicable post-closing adjustments (including the compensation payable by Golden Benefit under the Profit Compensation Agreement), to 17.2% of the implied value of Tongda Venture immediately following the sale of Super TV, and subtracting from the result the estimated tax liabilities of the Company in connection with the Transaction. In determining the implied value of Tongda Venture, Houlihan Lokey reviewed the estimated value of Tongda Venture as a shell company listed on Shanghai Stock Exchange, as well as the average of the implied values of Super TV derived from the selected company analysis and discounted cash flow analysis described below. This calculation resulted in a range of implied values of the aggregate consideration as follows:

Implied Values of Aggregate Consideration: Cash + 17.2% Interest in Tongda Shell Company + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)	Implied Values of Aggregate Consideration, excluding value of 17.2% Interest in Tongda Shell Company: Cash + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)
US$423.4 – US$474.3	US$385.5 – US$429.5

Selected Companies Analysis. Houlihan Lokey calculated multiples of enterprise value based on certain financial data for the Company and the following selected digital television supplier companies:

•	Beijing Gehua CATV Network Co., Ltd.
•	Pace plc
•	Sumavision Technologies Co., Ltd.
•	Shenzhen Coship Electronics Co., Ltd.

•	Kudelski SA
•	Humax Co., Ltd.
•	Advanced Digital Broadcast Holdings SA
•	Arion Technology Inc.

With respect to Super TV and each selected company, the calculated multiples included:

•	Enterprise value as a multiple of the most recently available latest twelve months (“LTM”) EBITDA;
•	Enterprise value as a multiple of estimated 2014 EBITDA; and
•	Enterprise value as a multiple of estimated 2015 EBITDA.

Houlihan Lokey applied the following selected multiple ranges derived from the selected companies to corresponding financial data for the Company:

Multiple Description	Selected Multiple Range
Enterprise Value as a multiple of:	Low	High
LTM EBITDA	6.5x	8.5x
2014E EBITDA	6.5x	8.5x
2015E EBITDA	6.5x	8.5x

By adding the range of estimated values of the warrant to acquire Shares in the Company to be issued to Cinda Investment, which was determined using a Black-Scholes warrant pricing model, to the range of illustrative enterprise values of Super TV calculated above, Houlihan Lokey derived the following illustrative ranges of implied value for the combined subject assets (including the equity of Super TV and the warrant to acquire Shares in the Company), as compared to the implied value of the proposed aggregate consideration described above:

Illustrative Range of Implied Values for Combined Subject Assets (US dollars in millions)	Implied Values of Aggregate Consideration: Cash + 17.2% Interest in Tongda Shell Company + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)	Implied Values of Aggregate Consideration, excluding value of 17.2% Interest in Tongda Shell Company: Cash + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)
US$366.5 – US$468.7	US$423.4 – US$474.3	US$385.5 – US$429.5
US$311.5 – US$396.8	US$423.4 – US$474.3	US$385.5 – US$429.5
US$368.2 – US$471.0	US$423.4 – US$474.3	US$385.5 – US$429.5

Discounted Cash Flow Analysis. Houlihan Lokey performed a discounted cash flow analysis of the Company by calculating the estimated net present value of the unlevered, after-tax free cash flows that Super TV was forecasted to generate through the year ended 2019 based on internal estimates provided by the Company’s management. Houlihan Lokey calculated terminal values for Super TV by applying a range of perpetuity growth rates of 1.0% to 2.0% to the Company’s 2019 estimated unlevered free cash flow. The present values of the cash flows and terminal values were then calculated using discount rates ranging from 15.0% to 19.0%. By adding the range of estimated values of the warrant to acquire the Shares in the Company to be issued to Cinda Investment, which was determined using a Black-Scholes warrant pricing model, to the range of illustrative enterprise values of Super TV calculated pursuant to the foregoing, Houlihan Lokey derived the following illustrative range of implied value for the combined subject assets (including the equity of Super TV and the warrant to acquire Company shares), as compared to the implied value of the proposed aggregate consideration described above:

Illustrative Range of Implied Value for Combined Subject Assets (US dollars in millions)	Implied Values of Aggregate Consideration: Cash + 17.2% Interest in Tongda Shell Company + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)	Implied Values of Aggregate Consideration, excluding value of 17.2% Interest in Tongda Shell Company: Cash + 17.2% Interest in Super TV – Tax Liability (US dollars in millions)
US$413.6 – US$548.3	US$423.4 – US$474.3	US$385.5 – US$429.5

Other Matters

Houlihan Lokey was engaged by the Company to provide an opinion to our board of directors regarding the fairness of the Consideration to be received by the Company in the Transaction pursuant to the Transaction Agreements from a financial point of view. We engaged Houlihan Lokey based on Houlihan Lokey’s experience and reputation. Houlihan Lokey is regularly engaged to provide advisory services in connection with mergers and acquisitions, financings, financial restructurings and similar transactions. Pursuant to the engagement letter, the Company paid Houlihan Lokey a customary fee for its services, a portion of which became payable upon the execution of Houlihan Lokey’s engagement letter and the balance of which became payable upon the delivery of Houlihan Lokey’s opinion, regardless of the conclusion reached therein. In addition, the Company paid Houlihan Lokey a fixed fee to, as the market check, solicit third-party indications of interest in acquiring all or any part of Super TV and/or the Company, which services were completed on October 23, 2014. No portion of Houlihan Lokey’s fee is contingent upon the successful completion of the sale of Super TV. The Company has also agreed to reimburse Houlihan Lokey for certain expenses and to indemnify Houlihan Lokey, its affiliates and certain related parties against certain liabilities and expenses, including certain liabilities under the federal securities laws arising out of or relating to Houlihan Lokey’s engagement.

In the ordinary course of business, certain Houlihan Lokey employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell long or short positions, or trade in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Tongda Venture, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Tongda Venture, Cinda Investment or other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of Houlihan Lokey’s and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the participants in the transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the other participants in the transaction or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse, to other participants in the transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

Governmental and Regulatory Approvals

PRC M&A Rules

On August 8, 2006, six PRC regulatory agencies, namely, the MOFCOM, the State Assets Supervision and Administration Commission (the "SASAC"), the State Administration of Taxation (the "SAT"), the State Administration for Industry and Commerce (the "SAIC"), the CSRC, and the State Administration of Foreign Exchange (the "SAFE") jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules establish a general legal framework for foreign investors to acquire either equity or assets of a domestic PRC company in exchange for cash or stock of the foreign investors, requiring, among other things, approval by MOFCOM, CSRC and/or other PRC regulatory agencies, depending on the identities and industry sector(s) of the parties to the acquisition. The M&A Rules also established additional regulatory procedures and requirements that are expected to make merger and acquisition activities in China by foreign investors more time-consuming and complex.

Under the Transaction Agreements, Golden Benefit, as a foreign investor, expected to acquire approximately 17.24% of the share capital of Tongda Venture, a domestically-listed company in China, following the completion of the sale of Super TV. Therefore, the Transaction is subject to the approval required under the M&A Rules.

MOFCOM Strategic Investment Measures

The Administrative Measures for Strategic Investment by Foreign Investors in Listed Companies, or the Strategic Investment Measures, which took effect on January 30, 2006, allow foreign strategic investors, upon the approval by MOFCOM, to acquire domestically-listed shares in a domestically-listed company in China. The strategic investment of a foreign investor must comply with the requirements set out in the Strategic Investment Measures which include: (i) the domestically-listed shares shall be acquired by the foreign investor through transfer by agreement, placement of new shares or other methods as permitted under the relevant laws and regulations; (ii) the strategic investment can be made in separate transactions but the shares acquired by the foreign investor upon completion of its initial investment shall be no less than 10% of the aggregate issued and outstanding shares of the listed company, unless provided otherwise by laws or regulations applicable to a particular industry or as otherwise approved by a competent PRC governmental authority; (iii) the domestically-listed shares acquired by the foreign investor shall not be transferred for a period of three (3) years; (iv) the foreign investor shall comply with any applicable foreign shareholding limit as stipulated in the relevant laws and regulations; and (v) where the strategic investment involves shareholders of state-owned shares, the relevant provisions pertaining to the administration of state-owned assets shall be complied with. In addition, the foreign investor shall satisfy certain qualification requirements, such as asset criteria.

The issuance of new shares of Tongda Venture to Golden Benefit pursuant to the Share Subscription Agreement is subject to the approval procedures under the Strategic Investment Measures. Golden Benefit and Tongda Venture shall file applications with MOFCOM prior to consummation of the Transaction. The statutory review period is 30 days from the date that MOFCOM deems the application to be complete and formally accepts it.

CSRC Material Asset Restructuring Rules and Takeover Measures

The Administrative Rules on Material Asset Restructuring of Listed Companies, or the Material Asset Restructuring Rules, which was promulgated by the CSRC on April 16, 2008 and amended on August 1, 2011 and October 23, 2014, require, among other things, PRC domestically-listed companies’ acquisition of assets or equity interest by way of share issue to be examined and approved by the CSRC. Tongda Venture shall comply with the conditions and approval procedures related to the restructuring involved issue of shares under the Material Asset Restructuring Rules. In addition, once the shares of Tongda Venture acquired by Golden Benefit crosses certain shareholding thresholds set forth in the Administrative Measures on the Takeover of Listed Companies, or the Takeover Measures, as amended and effective as of November 23, 2014, Golden Benefit shall perform notification, disclosure and other obligations in accordance with the Takeover Measures.

MOFCOM Security Review Rules

PRC laws and regulations also require certain merger and acquisition transactions to be subject to merger control review or security review. Under the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in August 2011, or the MOFCOM Security Review Rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications.

We believe China Digital TV’s CA, network broadcasting platform and video on demand business to be injected into Tongda Venture is not in an industry related to national security. In addition, as a result of the Transaction, China Digital TV will indirectly hold approximately 17.24% equity interest in such business. Accordingly, the parties to the Transaction Agreements have not taken steps to submit the Transaction for a security review by MOFCOM. However, we cannot preclude the possibility that MOFCOM or other government agencies may publish explanations contrary to our understanding or broaden the scope of such security reviews prior to the completion of the sale of Super TV, in which case the required approval processes may delay or inhibit the completion of the sale of Super TV.

PRC Anti-Monopoly Law

The Anti-Monopoly Law of the PRC was approved by the National People’s Congress of the PRC on August 30, 2007, and became effective on August 1, 2008. While certain aspects of the Anti-Monopoly Law are unclear and are subject to subsequent interpretation by China’s State Council, Anti-Monopoly Commission and anti-monopoly enforcement agencies, the Anti-Monopoly Law prohibits certain conduct, referred to as “monopolistic acts,” and requires checks on mergers and acquisitions of foreign and PRC companies to ascertain whether they will have the effect of eliminating or restricting competition on the domestic market of China and whether they affect national security in China.

We believe no PRC government approval will be required under the Anti-Monopoly Law in respect of the Transaction, because the historical revenues of China Digital TV and/or Tongda Venture fall below certain thresholds set forth in the Anti-Monopoly Law. Accordingly, the parties to the Transaction Agreements have not taken steps to obtain approval under the Anti-Monopoly Law for the Transaction. However, there are still ambiguities in the Anti-Monopoly Law and uncertainty as to the scope of the regulations. If the PRC government authorities subsequently determine that Anti-Monopoly Law approval is required for the Transaction, or if implementing rules or guidance are issued prior to the completion of the sale of Super TV which conclude that approval is required for the Transaction, the time required to obtain such approval cannot be predicted.

When the Sale of Super TV is Expected to be Completed

If the Proposal to Sell Super TV is approved by our shareholders at the extraordinary general meeting and Tongda Venture is able to complete the Private Placement successfully, we expect to complete the sale of Super TV as soon as practicable after all of the other closing conditions in the Share Transfer Agreement have been satisfied or waived.  We and Tongda Venture are working toward satisfying the conditions to closing and completing the sale of Super TV as soon as reasonably practicable.  Subject to the foregoing, we currently anticipate to complete the sale of Super TV in the second quarter of 2015.  However, there can be no assurance that the sale of Super TV will be completed at all or, if completed, when it will be completed.

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

The Cash Consideration will be settled according to the following schedule: (i) within five business days upon receiving the funds raised from the Private Placement and the satisfaction of certain tax declaration conditions, Tongda Venture will declare to PRC tax authorities the payment of the applicable PRC withholding tax on behalf of Golden Benefit; (ii) subject to compliance with any applicable PRC regulations on tax and foreign exchange and within fifteen business days upon paying the aforesaid PRC withholding tax on behalf of Golden Benefit, Tongda Venture will pay no less than 35% of the Cash Consideration to Golden Benefit; (iii) within five business days upon the registration of Tongda Venture as the shareholder of Super TV and the satisfaction of certain foreign exchange conditions, Tongda Venture will pay the remainder of the Cash Consideration, deducted by the applicable PRC withholding tax.

If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

Effects on China Digital TV if the Sale of Super TV is Completed and Nature of China Digital TV’s Business Following the Sale of Super TV

If the Proposal to Sell Super TV is approved by our shareholders and the sale of Super TV is completed, we will no longer conduct our CA, network broadcasting platform and video-on-demand businesses.  Instead, we will focus on our remaining businesses and interests, which are: (i) Cyber Cloud, (ii) Joysee, and (iii) our 17.24% equity interest in Tongda Venture, and also on development of new technology in emerging fields and investment in other businesses.  The assets of China Digital TV that are currently used in connection with Cyber Cloud and Joysee will not be transferred to Tongda Venture as part of the Transaction.

Following the sale of Super TV, we expect Cyber Cloud and Joysee to continue to operate out of our headquarters in Beijing, China.

Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the sale of Super TV.  However, following the sale of Super TV, our business will be smaller, and therefore we may fail to satisfy the continued listing standards of the NYSE.  In the event that we are unable to satisfy the continued listing standards of the NYSE, our ADSs may be delisted from that market.  See "Risk Factors – Because our business will be smaller following the sale of Super TV, there is a possibility that our ADSs may be delisted from the NYSE if we fail to satisfy its continued listing criteria."

We also intend to continue to evaluate and potentially explore other available strategic options.  We will continue to work to maximize shareholder interests with a goal of returning value to our shareholders.  The sale of Super TV will not alter the rights, privileges or nature of the issued and outstanding Shares of our Company.  A shareholder who owns our Shares or ADSs immediately prior to the closing of the sale of Super TV will continue to hold the same number of Shares or ADSs immediately following the closing. Our reporting obligations as a SEC-registered public company will not be affected as a result of completing the Transaction.

The transactions contemplated by the Transaction Agreements (see “Proposal #1: Proposal To Sell Super TV – Use of Proceeds from the Sale of Super TV”) are not a first step in a going private transaction under Rule 13e-3 promulgated under the Exchange Act.

Effects on China Digital TV if the Sale of Super TV is Not Completed

If the Proposal to Sell Super TV is not approved by our shareholders or the other closing conditions set forth in the Share Transfer Agreement are not satisfied or waived, including if Tongda Venture fails to complete the Private Placement, or we are unable to obtain regulatory clearance (including, without limitation, by the CSRC and the MOFCOM), we will continue to conduct our CA, network broadcasting platform and video-on-demand businesses, and we may consider and evaluate other strategic opportunities.  In such a circumstance, there can be no assurances that our continued operation of our CA, network broadcasting platform and video-on-demand businesses or any alternative strategic opportunities will result in the same or greater value to our shareholders as the sale of Super TV.

Use of Proceeds from the Sale of Super TV

Net proceeds from the sale of Super TV may be used in connection with cash dividend payment, development of new technologies in emerging fields, and investment in operations and other businesses operations. If we decide to pay cash dividends out of the proceeds from the sale of Super TV during the Covered Period, we may not pay an aggregate of more than US$3.33 per share, unless a surety has been placed with Tongda Venture pursuant to the Transaction Agreements. China Digital TV’s board of directors has not made any decision whether to pay a cash dividend, and such decision will be based on what China Digital TV’s board of directors determines is in the best interest of China Digital TV and its shareholders (subject to compliance with Cayman Islands and PRC laws), and the timing of the payment of a cash dividend may vary depending on a number of factors, including any contingent liabilities such as the potential compensation under Profit Compensation Agreement or other unforeseen matters.  If China Digital TV elects to pay a cash dividend, prior to making such cash dividend, China Digital TV will announce, at least ten days in advance, the record date for such distribution.  Only holders of China Digital TV’s ordinary shares or ADSs on the record date for a cash dividend will be entitled to receive a cash dividend.  Please note that if China Digital TV elects to pay a cash dividend, the record date for such cash dividend will be after the completion of the sale of Super TV and is different from the record date for determining which holders of China Digital TV’s ordinary shares are entitled to vote on the matters described in this proxy statement.

Vote Required for Approval

The approval of the Proposal to Sell Super TV requires a majority of at least three-quarters of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs will be counted as present for purposes of determining the existence of a quorum.

As of the Share record date and ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 41.4% of the Shares on that date.  None of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote Shares owned by such persons with respect to the Proposal to Sell Super TV.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association or bylaws in connection with the types of actions contemplated under the Proposal to Sell Super TV or the Proposal to Adjourn the Extraordinary General Meeting.

Terms of the Transaction Agreements

The following summarizes certain material provisions of the Share Transfer Agreement and the Ancillary Agreements. This summary does not purport to be complete, and the rights and obligations of the parties thereto are governed by the express terms of the Transaction Agreements and not by this summary or any other information contained in this proxy statement.

The summary of the Share Transfer Agreement below and the description of the Share Transfer Agreement elsewhere in this proxy statement is subject to, and qualified in its entirety by, the full text of the Share Transfer Agreement, an English translation of which is attached to this proxy statement as Annex A and which we incorporate herein by reference.

The Share Transfer Agreement is described in, and included as an annex to, this proxy statement only to provide you with information regarding its terms and conditions and not to provide any factual information regarding China Digital TV, Super TV, Tongda Venture or their respective businesses. The representations and warranties in the Share Transfer Agreement and the description of them in this proxy statement (i) may not describe the actual state of affairs as of the date they were made or at any other time and (ii) should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and documents China Digital TV publicly files with the SEC. China Digital TV will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws. Additional information about China Digital TV may be found elsewhere in this proxy statement and China Digital TV's other public files, which are available through the SEC’s website at http://www.sec.gov.

In addition, certain Ancillary Agreements have been entered into in connection with the Share Transfer Agreement. These ancillary agreements are described below in "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Ancillary Agreements" and an English translation of each of these ancillary agreements is attached hereto as an annex. You are encouraged to also read the full text of each of these Ancillary Agreements, in conjunction with the Share Transfer Agreement, to fully understand the transaction contemplated by the Share Transfer Agreement.

The Sale of Super TV

Upon the terms of and subject to the conditions set forth in the Share Transfer Agreement, Golden Benefit, a wholly-owned subsidiary of China Digital TV, will sell 100% of the share capital of Super TV, a wholly-owned subsidiary of Golden Benefit, to Tongda Venture.

China Digital TV and/or Tongda Venture may terminate the Share Transfer Agreement prior to the consummation of the sale of Super TV under certain circumstances specified therein, before or after the approval of China Digital TV’s shareholders is obtained. Additional details on termination of the Share Transfer Agreement are described below in the section “Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Termination.”

Purchase Price

In consideration of the sale of Super TV pursuant to the Share Transfer Agreement, China Digital TV will receive a total consideration of RMB3.2 billion, consisting of:

•	77,294,685 shares of Tongda Venture to be issued to Golden Benefit at a per share price of RMB10.35, with the aggregate value of RMB800 million; and

•	RMB2.4 billion in cash.

Golden Benefit is obligated to compensate Tongda Venture for any net loss of Super TV during the Transition Period. In addition, Golden Benefit is obligated to pay certain compensation amounts under certain situations pursuant to the Profit Compensation Agreement.

To fund the Consideration, Tongda Venture will effect a Private Placement of its new shares. As part of the Private Placement, the Consideration Shares will be issued pursuant to a Share Subscription Agreement and, upon receipt of the Consideration Shares, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture. The details of the Share Subscription Agreement are described below in "Proposal #1: Proposal To Sell Super TV – Terms of the Transaction Agreements – Ancillary Agreements – Share Subscription Agreement."

Golden Benefit is expected to pay PRC withholding tax at a rate of 10% on the Consideration, subject to the final assessment by PRC tax authorities under applicable tax laws and regulations in China.

The Cash Consideration will be settled according to the following schedule: (i) within five business days upon receiving the funds raised from the Private Placement and the satisfaction of certain tax declaration conditions, Tongda Venture will declare to PRC tax authorities the payment of the applicable PRC withholding tax; (ii) subject to compliance with any applicable PRC regulations on tax and foreign exchange and within fifteen business days upon paying the aforesaid PRC withholding tax on behalf of Golden Benefit, Tongda Venture will pay no less than 35% of the Cash Consideration to Golden Benefit; and (iii) within five business days upon the registration of Tongda Venture as the shareholder of Super TV and the satisfaction of certain foreign exchange conditions, Tongda Venture will pay the remainder of the Cash Consideration, deducted by the applicable PRC withholding tax.

Certain Procedures in respect of the Sale of Super TV

The parties agree that within ten business days after Tongda Venture obtains approval from the CSRC in relation to the Private Placement, the application materials shall be submitted to the relevant MOFCOM authority for approval of the purchase of 100% share capital of Super TV. Within five business days after Golden Benefit receives the first installment, or 35%, of the Cash Consideration, Super TV shall make an application to the relevant Administration of Industry and Commerce authority to amend its shareholder register, and Golden Benefit shall transfer the relevant documents with respect to Super TV to Tongda Venture in the closing of the sale of Super TV.

Directors and Senior Management following the Sale of Super TV

The board of directors and senior management of Super TV will remain unchanged following the sale of Super TV and within the Covered Period, namely, 2014, 2015 and 2016.

Upon the consummation of the sale of Super TV, Tongda Venture’s board of directors will be increased from six members to nine members, including three independent directors. Golden Benefit will be entitled to recommend for appointment two directors, and Cinda Investment has agreed to vote in favor of the director candidates recommended by Golden Benefit and their appointment as members of the Venture and Strategy Committee of Tongda Venture's board of directors. Cinda Investment has also agreed to recruit one or two professional managers, who will be either recommended by Golden Benefit or identified in a process in line with market practice, to the senior management of Tongda Venture and to oversee the business related to Super TV.

Liabilities and Employee Matters

After the consummation of the sale of Super TV, Tongda Venture will not restructure the liabilities or the creditor's rights of Super TV. In addition, Tongda Venture will not change the employees of Super TV and the employees of Super TV will continue to be employed by Super TV following the sale of Super TV.

Representations and Warranties

The Share Transfer Agreement contains representations and warranties made by Golden Benefit and Tongda Venture. Certain representations and warranties made in the Share Transfer Agreement as of a specified date also may be subject to contractual standards of materiality different from those generally applicable to shareholders, or may have been used for the purpose of allocating risk between the parties rather than establishing matters as facts. In addition, information concerning the subject matter of the representations and warranties contained in the Share Transfer Agreement may have changed since the date of the Share Transfer Agreement. Accordingly, the Share Transfer Agreement is described in, and included as an annex to, this proxy statement only to provide you with information regarding its terms and conditions and not to provide any factual information regarding China Digital TV, Super TV, Tongda Venture or their respective businesses. The representations and warranties in the Share Transfer Agreement and the description of them in this proxy statement (i) may not describe the actual state of affairs as of the date they were made or at any other time and (ii) should not be read alone but instead should be read in conjunction with the other information contained in the reports, statements and documents China Digital TV publicly files with the SEC. China Digital TV will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws. Additional information about China Digital TV may be found elsewhere in this proxy statement and China Digital TV's other public files, which are available without charge through the SEC’s website at http://www.sec.gov.

Golden Benefit's Representations and Warranties

Golden Benefit's representations and warranties in the Share Transfer Agreement relate to, among other things:

•	corporate matters of Golden Benefit, including due organization, qualification and the absence of insolvency proceedings;

•	due authorization of Golden Benefit and the absence of violation of or conflict with its organizational documents, agreements or applicable laws;

•	ownership of Golden Benefit in Super TV;

•	corporate matters of Super TV and its subsidiaries, including due organization, qualification and the absence of insolvency proceedings;

•	assets and businesses of Super TV and its subsidiaries;

•	intellectual property owned by Super TV and its subsidiaries and the absence of infringement of third-party intellectual property;

•	capital expenditure commitments by Super TV and its subsidiaries;

•	the absence of bank borrowings and other liabilities of Super TV and its subsidiaries other than provided in Super TV`s financial statement and the valuation report;

•	Super TV’s financial statements;

•	labor and employment matters in respect of Super TV and its subsidiaries;

•	litigation or legal proceedings in respect of Super TV and its subsidiaries;

•	compliance with laws and issuance of permits to Super TV and its subsidiaries;

•	tax matters in respect of Super TV and its subsidiaries; and

•	non-competition matters.

The representations and warranties made by Golden Benefit were made as of the date of the Share Transfer Agreement and shall be true and correct in all material respects as of the date of the consummation of the sale of Super TV. Certain of the representations and warranties made by Golden Benefit are qualified by materiality or material adverse change standard.

Tongda Venture’s Representations and Warranties

Tongda Venture’s representations and warranties in the Share Transfer Agreement relate to, among other things:

•	corporate matters of Tongda Venture, including due organization, qualification and the absence of insolvency proceedings;

•	due authorization of Tongda Venture and the absence of violation of or conflict with its organizational documents, agreements or applicable laws; and

•	financial capability to fund the Transaction.

Covenants

Net Profit/Loss during the Transition Period

During the Transition Period, if Super TV has net profit (after adjustment for non-recurring gains and losses), then, upon completion of the sale of Super TV, such profit shall belong to Tongda Venture; if Super TV has net loss, Golden Benefit is required to make up for any difference in the amount of net assets of Super TV during the Transition Period.

Upon the completion of the sale of Super TV, an audit will be conducted to determine the net profit/loss of Super TV during the Transition Period.

Conduct of Business Pending the Sale of Super TV

Golden Benefit has agreed that, subject to certain exceptions, prior to the closing of the sale of Super TV, it will cause Super TV and its subsidiaries to (i) conduct the respective businesses of Super TV and its subsidiaries in the ordinary course of business in a manner consistent with past practices and (ii) use commercially reasonable efforts to preserve the business operations, organization and goodwill of Super TV and its subsidiaries, and their relationships with customers and suppliers. Golden Benefit will provide information reasonably requested by Tongda Venture regarding Super TV and its subsidiaries.

Additionally, Golden Benefit has agreed that, subject to certain exceptions, prior to the closing of the sale of Super TV, it will not permit Super TV or any of its subsidiaries to, other than in the ordinary course of business:

•	make any investment, or any acquisition or disposal of material assets;

•	permit any material adverse change in their respective financial condition or indebtedness;

•	waive or assign to any other parties any material right (including creditor’s rights or security interest);

•	enter into any material contracts, and modify, amend or terminate any existing material contracts (except the implementation of contracts entered into prior to the execution of the Share Transfer Agreement);

•	provide loans to any other parties or guarantee any indebtedness;

•	incur any indebtedness or other obligations, or waive any related rights;

•	increase or decrease their respective registered capital;

•	declare, set aside, make or pay any dividend or other distribution to shareholders (except for any dividend or other distribution already declared prior to the execution of the Share Transfer Agreement); or

•	take any other actions that may have a material adverse effect on Tongda Venture’s financial consolidation of Super TV and its subsidiaries in accordance with the Share Transfer Agreement.

In addition, Golden Benefit agreed to promptly notify Tongda Venture of any event or occurrence with respect to Super TV and any of its subsidiaries that would reasonably be expected to have a material adverse effect on the Transaction.

Covenants by China Digital TV

China Digital TV guarantees the performance of Golden Benefit's obligations under the Share Transfer Agreement and the Profit Compensation Agreement.

During the Covered Period, China Digital TV covenants not to make cash dividends out of the Cash Consideration for an aggregate amount in excess of US$3.33 per share. Otherwise, in respect of any excess amount of cash dividends out of the Cash Consideration, China Digital TV shall pay an equal amount to Tongda Venture as surety to secure the potential compensation payments under the Profit Compensation Agreement.

Covenants by Cinda Investment

As the controlling shareholder of Tongda Venture, Cinda Investment agrees to vote in favor of the Transaction and the appointment of the directors recommended by Golden Benefit to the board of directors of Tongda Venture following the sale of Super TV. Cinda Investment would also use its best efforts to cause Tongda Venture to make timely and full payment of the Consideration.

Covenants by Tongda Venture

Subject to applicable PRC laws and regulatory requirements for listed companies, Tongda Venture agrees that it would provide certain information (including its audited and unaudited financial statements filed with the Shanghai Stock Exchange) for inclusion in China Digital TV's disclosure documents and communications with shareholders (including proxy statements) to China Digital TV in its ongoing compliance with U.S. securities laws.

Conditions to Closing

The obligations of the parties to consummate the Transaction are subject to the satisfaction or waiver of the following closing conditions:

•	the approval by the shareholders of Tongda Venture of the Private Placement;

•	the approval by the shareholders of China Digital TV of the Transaction;

•	the completion by Cinda Investment of applicable approval process with respect to the Private Placement;

•	the approval by the MOFCOM of Golden Benefit’s investment in Tongda Venture;

•	the approval by the CSRC of the Private Placement; and

•	the approval by the relevant MOFCOM authority of the Transaction in respect of Super TV.

Event of Default

Where the purpose of the Share Transfer Agreement is frustrated due to any party’s non-performance or improper performance of any of its obligations hereunder, any non-breaching party may terminate that Agreement, and if the breaching party causes any loss to other parties, it shall fully indemnify such loss.

Where any loss is caused to Golden Benefit due to any breach of Article 5 (in relation to corporate governance) of the Share Transfer Agreement by Cinda Investment and/or Tongda Venture, the breaching party or parties shall fully indemnify such loss.

Where Tongda Venture fails to pay the Cash Consideration to Golden Benefit as agreed in the Share Transfer Agreement, or Golden Benefit fails to pay compensation to Tongda Venture in accordance with the Profit Compensation Agreement, for each day overdue, the defaulting party shall pay liquidated damages to the other party that equals the sum of principal and interest calculated with the overdue amount as the principal and a benchmark interest rate published by the People's Bank of China (the "PBOC") multiplied by 1.1 as the interest rate. Where such failure to pay continues for more than 90 days, the defaulting party shall pay liquidated damages to the other party that equals the sum of principal and interest calculated with the overdue amount as the principal and a benchmark interest rate published by the PBOC multiplied by 2 as the interest rate.

Where Golden Benefit fails to make applications to relevant authorities within the time periods specified in the Share Transfer Agreement, for each day of delay, it shall pay liquidated damages to Tongda Venture that equal the sum of principal and interest calculated with the Consideration as the principal and a benchmark interest rate published by the PBOC multiplied by 1.1 as the interest rate. Where such failure of Golden Benefit continues for more than 90 days, Golden Benefit shall pay liquidated damages to Tongda Venture that equal the sum of principal and interest calculated with the Consideration as the principal and a benchmark interest rate published by the PBOC multiplied by 2 as the interest rate.

In addition, the breaching party or parties shall be liable for other breach of contract and indemnify the non-breaching party or parties against any and all losses incurred due to the breach.

The liability for breach of contract of Golden Benefit or the liability of guarantee of China Digital TV shall be limited by the Consideration received by Golden Benefit.

Termination

If the sale of Super TV shall not have been consummated by December 31, 2015, unless all parties agree to extend such deadline, the Share Transfer Agreement will be automatically terminated.

The failure of a party to perform any of its obligations under the Share Transfer Agreement due to force majeure will not constitute a breach of contract, and the contractual duty to perform shall be suspended for as long as the force majeure event impedes such performance. Upon the termination or elimination of the force majeure event and its effect, the nonperforming party must immediately resume its performance of all obligations hereunder. Where a force majeure event and its effect last for 30 days or longer and cause a party to be unable to continue performing its obligations under the Share Transfer Agreement, any party has the right to terminate the Share Transfer Agreement.

Miscellaneous

Expenses

Except as specifically set forth in the Share Transfer Agreement, China Digital TV and Tongda Venture will be responsible for their own respective fees and taxes in connection with the Transaction.

Amendments

The Share Transfer Agreement may only be amended with the written consent of the parties thereto, and the consent of applicable regulatory authorities, if applicable.

Governing Law

The Share Transfer Agreement is governed by the laws of the PRC.

Ancillary Agreements

Profit Compensation Agreement

Under the terms of the Profit Compensation Agreement, in the event that the net profit (before or after adjustment for non-recurring gains and losses, whichever is less) of Super TV in each of the fiscal years during the Covered Period is less than the profit target (being RMB190.10 million, RMB282.91 million and RMB340.69 million for 2014, 2015 and 2016, respectively), Golden Benefit will be obligated to compensate Tongda Venture for the deficiency by transferring its shares in Tongda Venture back to Tongda Venture and/or cash, based on a pre-determined formula.

The formula for compensation in cash is as follows: Compensation Payable of Current Period = (Cumulative Projected Net Profits of Super TV at the End of Current Period – Cumulative Realized Net Profits (before or after adjustment for non-recurring gains and losses, whichever is less) at the End of Current Period) ÷ Sum of Projected Net Profits of Super TV within the Covered Period × Consideration – Compensation Already Paid within the Covered Period. Where the compensation payable calculated for each year in the Covered Period per the said formula is negative, no compensation is payable, and the shares and cash already paid in compensation will not be returned or refunded.

The formula for compensation in shares is as follows: Number of Compensation Shares of Current Period = Compensation Payable of Current Period ÷ Private Placement Offer Price.

At the end of the Covered Period, if there is an impairment loss of Super TV and if the amount of such impairment loss is greater than the aggregate compensation already paid by Golden Benefit during the Covered Period, Golden Benefit shall be obligated to compensate Tongda Venture for such difference, in cash or by transferring its shares in Tongda Venture back to Tongda Venture.

Compensation payable in aggregate under the Profit Compensation Agreement shall be subject to a cap equal to the amount of the Consideration.

China Digital TV provides a joint and several guarantee of the Golden Benefit's obligations under the Profit Compensation Agreement. In the event that all Consideration Shares held by Golden Benefit have been used in compensating Tongda Venture and Golden Benefit fails to make adequate cash compensation or at all, China Digital TV will make up for any deficiency.

The foregoing description of the Profit Compensation Agreement does not purport to be complete and is qualified in its entirety by reference to the Profit Compensation Agreement, an English translation of which is attached as Annex B hereto. We encourage you to read the Profit Compensation Agreement in its entirety.

Share Subscription Agreement

As part of the Private Placement by Tongda Venture, Tongda Venture and Golden Benefit entered into the Share Subscription Agreement. Under the terms of the Share Subscription Agreement, Tongda Venture agrees to issue to Golden Benefit 77,294,685 shares of Tongda Venture at a price of RMB10.35 per share, with the value of RMB800 million, as part of the Consideration to purchase the 100% equity interest of Super TV. As a result, Golden Benefit is expected to hold approximately 17.24% of the share capital of Tongda Venture following such issuance. These Consideration Shares will be subject to a 36-month lock-up.

The issuance of the Consideration Shares is subject to the following conditions precedent: (i) the approval by the shareholders of Tongda Venture of the Private Placement; (ii) the internal approval by Golden Benefit pursuant to its organizational documents for its subscription of the A-shares issued in the Private Placement; (iii) the approval of the relevant authorities of the Private Placement; (iv) the approval by the MOFCOM of Golden Benefit's investment in Tongda Venture; (v) the approval by the CSRC of the Private Placement; (vi) the waiver from the CSRC with respect to any tender offer obligation of Golden Benefit that may be triggered by the Private Placement; (vii) the execution of the Share Subscription Agreement by Tongda Venture and Golden Benefit; and (viii) the taking effect of the Framework Agreement, the Share Transfer Agreement, and the Profit Compensation Agreement.

The foregoing description of the Share Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Share Subscription Agreement, an English translation of which is attached as Annex C hereto. We encourage you to read the Share Subscription Agreement in its entirety.

Framework Agreement

Subject to the terms and conditions of the Framework Agreement, China Digital TV granted Cinda Investment a warrant, exercisable within three months after the completion of the sale of Super TV, to subscribe for shares in China Digital TV at a price of US$3.33 per share for an aggregate amount between US$25 million and US$30 million. Shares issued pursuant to the exercise of the warrant shall be subject to a lock-up during the Covered Period, unless China Digital TV agrees otherwise. In addition, Cinda Investment has the option to subscribe for no more than 8% equity interest in each of Cyber Cloud and Joysee, each a subsidiary of China Digital TV. The subscription shall be based on a valuation of these two Companies at RMB350 million and RMB240 million, respectively.

The foregoing description of the Framework Agreement does not purport to be complete and is qualified in its entirety by the Framework Agreement, an English translation of which is attached as Annex D hereto. We encourage you to read the Framework Agreement in its entirety.

Accounting Treatment

As a result of the sale of Super TV, the assets and liabilities of Super TV will be removed from our consolidated balance sheet and a gain will be recorded in respect of the sale of Super TV equal to the difference between the book value of our ownership interest in Super TV and the Consideration received.

Material U.S. Federal Income Tax Consequences

This section describes the material U.S. federal income tax consequences of the proposed sale of Super TV and of receiving distributions in connection with such sale for U.S. holders (as defined below). This section does not apply to you if you are a member of a special class of investors subject to special rules, including:

•	a dealer in securities;

•	a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

•	a tax-exempt organization;

•	a life insurance company;

•	a person liable for alternative minimum tax;

•	a person that actually or constructively owns 10% or more of our voting stock;

•	a person that holds ADSs as part of a straddle or a hedging or conversion transaction;

•	a person that purchases or sells ADSs as part of a wash sale for tax purposes; or

•	a person whose functional currency is not the U.S. dollar.

U.S. holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and non-U.S. tax consequences to them.

This section is based on the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed Treasury regulations, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership invests in the ADSs, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership investing in the ADSs should consult its tax advisor with respect to its U.S. federal income tax treatment.

You are a U.S. holder if you are a beneficial owner of ADSs and you are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

PFIC Rules

Because we have been classified as a PFIC, special rules may apply to U.S. holders in connection with the sale of Super TV and in connection with distributions we may make in connection with the sale.

Sale of Super TV

If we held an interest in a PFIC, a U.S. holder with respect to whom we are classified as a PFIC would also be treated as subject to the PFIC rules with respect to the U.S. holders "indirect interest" in such subsidiary PFIC. If Super TV was classified as a PFIC at any time during a U.S. holder's holding period in its ADSs, our sale of Super TV could cause the U.S. holder to be subject to tax on the "indirect disposition" of its interest in Super TV. Specifically, if that indirect disposition is treated as being made at a gain for U.S. federal income tax purposes, the U.S. holder would be subject to the excess distribution regime with respect to that gain even if we make no distribution to the U.S. holder with respect to the sale of Super TV.

Under these rules, if you are a U.S. holder:

•	this gain would be allocated ratably over your holding period for the ADSs,

•	the amount allocated to the taxable year in which we sell Super TV and years before Super TV was classified as a PFIC with respect to you, if there are any such years, will be taxed as ordinary income,

•	the amount allocated to each other prior year will be taxed at the highest tax rate in effect for that year, and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other prior year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

Even if you made a mark-to-market election with respect to your ADSs, this election generally would not apply to your indirect interest in Super TV.

Distributions in Connection With the Sale of Super TV

Under the PFIC rules, if we make distributions in any single taxable year that are greater than 125% of the average annual distributions received by you in respect of the ADSs during the three preceding taxable years or, if shorter, your holding period for the ADSs, the excess would generally be subject to the same tax rules described above (i.e., the amount would be allocated ratably over your holding period for the ADSs and subject to U.S. tax in the manner described above).

U.S. holders should consult their own tax advisors about the application of the PFIC rules to the sale of Super TV, any distributions we make in connection with such sale, the interaction of the excess distribution rules as they apply to indirect dispositions with their application to actual distributions and any special U.S. tax filing requirements that may arise under the PFIC rules or otherwise as a result of these transactions.

Recommendations of Our Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHINA DIGITAL TV’S SHAREHOLDERS VOTE “FOR” PROPOSAL #1, THE PROPOSAL TO SELL SUPER TV.

PROPOSAL #2: PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING

The Proposal to Adjourn the Extraordinary General Meeting would permit us to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies in the event that, at the extraordinary general meeting, insufficient proxies are received in favor of the Proposal to Sell Super TV at the extraordinary general meeting before any vote is taken thereon.  If the Proposal to Adjourn the Extraordinary General Meeting is approved, we will be able to adjourn the extraordinary general meeting for the purpose of soliciting additional proxies to approve the Proposal to Sell Super TV.  If you have previously submitted a proxy on the proposals discussed in this proxy statement and wish to revoke it upon adjournment of the extraordinary general meeting, you may do so.

Vote Required to Approve the Proposal to Adjourn the Extraordinary General Meeting

The approval of the Proposal to Adjourn the Extraordinary General Meeting, if necessary or appropriate, requires a simple majority of votes cast by shareholders entitled to vote, voting in person or by proxy or by corporate representative, at the extraordinary general meeting.

Shares represented at the extraordinary general meeting but not voted, including abstentions and broker “non-votes,” will be treated as present at the extraordinary general meeting for purposes of determining the presence or absence of a quorum for the extraordinary general meeting. Shares represented by ADSs will be counted as present for purposes of determining the existence of a quorum.

As of the Share record date and ADS record date, the directors and executive officers of China Digital TV beneficially owned approximately 41.4% of the Shares on that date.  None of China Digital TV’s directors or executive officers have entered into agreements relating to how such directors and executive officers will vote China Digital TV’s ordinary shares owned by such persons with respect to the Proposal to Adjourn the Extraordinary General Meeting.

No Appraisal or Dissenters’ Rights

No appraisal or dissenters’ rights are available to our shareholders under the Companies Law of the Cayman Islands or our memorandum and articles of association in connection with the types of actions contemplated under the Proposal to Adjourn the Extraordinary General Meeting. As a result, holders of our Shares or ADSs will not have the right to seek appraisal and payment of the fair value of the Shares, including those underlying their ADSs.

Recommendation of Our Board of Directors

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT CHINA DIGITAL TV’S SHAREHOLDERS VOTE “FOR” PROPOSAL #2, THE PROPOSAL TO ADJOURN THE EXTRAORDINARY GENERAL MEETING, IF NECESSARY OR APPROPRIATE, TO SOLICIT ADDITIONAL PROXIES IF THERE ARE INSUFFICIENT PROXIES RECEIVED AT THE TIME OF THE EXTRAORDINARY GENERAL MEETING TO APPROVE PROPOSAL #1, THE PROPOSAL TO SELL SUPER TV BEFORE ANY VOTE IS TAKEN THEREON.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the ordinary shares of China Digital TV as of October 30, 2014 (or other date as indicated in the footnotes below) by:

•	each person or group known by China Digital TV to beneficially own more than 5% of the issued and outstanding ordinary shares of China Digital TV;

•	each director and director nominee of China Digital TV;

•	each executive officer of China Digital TV; and

•	all of the current directors and executive officers of China Digital TV as a group.

Name and Address of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percent of Class(2)
Directors and Executive Officers
Jianhua ZHU(3)	10,460,477	17.2%
Zengxiang LU(4)	10,660,477	17.6%
Jianyue PAN(5)	*	*
Huiqing CHEN(6)	*	*
Michael Elyakim(7)	*	*
Directors and executive officers as a group(8)	25,578,651	41.4%
Principal Shareholders
Glories Global(9)	4,300,000	7.2%
Parker International(10)	3,956,797	6.6%

*             Less than 1%

(1)	Except as otherwise noted in the footnotes below, the address of each beneficial owner is in care of China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People's Republic of China.

(2)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person’s or group’s ownership is deemed to include any shares of ordinary shares that such person has the right to acquire within 60 days. For purposes of computing the percentage of outstanding shares of ordinary shares held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days are deemed to be outstanding, but such shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. This table has been prepared based on 59,536,269 ordinary shares outstanding (excluding the 986,823 ordinary shares that were issued and held for the Company’s account in preparation for exercise of share options by option holders under our employee stock incentive plans) as well as the ordinary shares underlying share options exercisable by such person within 60 days of October 30, 2014.

(3)	Represents: (i) 9,273,393 ordinary shares held by Smart Live Group Limited, which is wholly owned by Jianhua Zhu; (ii) 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 1,109,375 ordinary shares issuable upon exercise of options held by Mr. Zhu that are exercisable within 60 days of October 30, 2014. Mr. Zhu, together with Dr. Lu, exercises investment and voting powers over these shares held by China Cast. Mr. Zhu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of this pecuniary interest therein.

(4)	Represents: (i) 9,273,393 ordinary shares held by Polar Light Group Limited, which is wholly owned by Zengxiang Lu; (ii) 155,418 ordinary shares held by China Cast Investment Holdings Limited, or China Cast; and (iii) the 1,109,375 ordinary shares issuable upon exercise of options held by Dr. Lu that is exercisable within 60 days of October 30, 2014. Dr. Lu, together with Mr. Zhu, exercises investment and voting powers over these shares held by China Cast. Dr. Lu owns 50% of the equity interest of China Cast and disclaims beneficial ownership of those shares held by China Cast except to the extent of this pecuniary interest therein; and (ⅳ) 200,000 ordinary shares underlying the ADSs held by Dr. Lu.

(5)	Represents the sum of ordinary shares and the ordinary shares underlying the ADSs owned by Mr. Jianyue Pan.

(6)	Represents the sum of ordinary shares and ordinary shares issuable upon exercise of options held by Ms. Chen.

(7)	Represents the sum of ordinary shares and the ordinary shares underlying the ADSs owned by Mr. Michael Elyakim.

(8)	Represents 100% of 155,418 ordinary shares held by China Cast (Mr. Zhu and Dr. Lu jointly exercise investment and voting powers over the shares held by China Cast), ordinary shares held by Mr. Zhu (other than those ordinary shares held through China Cast), Dr. Lu (other than those ordinary shares held through China Cast), Mr. Pan, Ms. Chen and Mr. Elyakim and ordinary shares issuable upon exercise of options held by Mr. Zhu, Dr. Lu and Ms. Chen.

(9)	Represents the sum of the ordinary shares underlying the ADSs owned by Glories Global Limited, which is owned by Yan Juan Weng, a PRC citizen.

(10)	Represents the sum of the ordinary shares underlying the ADSs owned by Parker International Limited, which is owned by Shmuel Meitar.

DELIVERY OF MATERIALS

Only one copy of this proxy statement is being delivered to shareholders of China Digital TV residing at the same address, unless such shareholders have notified China Digital TV of their desire to receive multiple copies of China Digital TV’s proxy statements.

China Digital TV will promptly deliver, upon oral or written request, a separate copy of the proxy statement to any shareholder residing at an address to which only one copy was mailed.  Requests for additional copies should be directed in writing to our Investor Relations Department at China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, Attention: Investor Relations, or by telephone to our Investor Relations Department at (+86) 10-6297-1199.  Shareholders wishing to receive separate copies of China Digital TV’s proxy statements in the future, and shareholders sharing an address that wish to receive a single copy of China Digital TV’s proxy statements if they are receiving multiple copies of China Digital TV’s proxy statements, should also direct requests as indicated in the preceding sentence.

IN ORDER FOR YOU TO RECEIVE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE EXTRAORDINARY GENERAL MEETING, CHINA DIGITAL TV SHOULD RECEIVE YOUR REQUEST NO LATER THAN NOVEMBER 20, 2014.

WHERE YOU CAN FIND MORE INFORMATION

China Digital TV files annual reports with and furnishes current reports on Form 6-K to the SEC.  You may read and copy these reports, statements or other information filed by China Digital TV at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Please call the SEC at 1−800−SEC−0330 for further information on the public reference room.  The SEC filings of China Digital TV are also available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov.  The reports and other information that we file with the SEC are also available in the “Investor Relations” section of China Digital TV Holding Co., Ltd.’s corporate website at http://ir.chinadtv.cn/.

For printed copies of any of our reports, including this proxy statement, our Annual Report on Form 20-F for the fiscal year ended December 31, 2013, filed with the SEC on April 22, 2014, or our most recent quarterly results furnished on Form 6-K for the three months ended June 30, 2014, filed with the SEC on August 20, 2014, please contact our Investor Relations Department in writing at China Digital TV Holding Co., Ltd., 4th Floor, Tower B, Jingmeng High-Tech Bldg, No.5 Shangdi East Road, Haidian District, Beijing, People's Republic of China, Attention: Investor Relations, or call our Investor Relations Department at (+86) 10-6297-1199.

You should rely only on the information contained in this proxy statement and the other reports we file with the SEC.  We have not authorized anyone to provide you with information that is different from what is contained in this proxy statement.  This proxy statement is dated November 7, 2014.  You should not assume that the information contained in this proxy statement is accurate as of any date other than such date, and the mailing of this proxy statement to shareholders shall not create an implication to the contrary.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD.

The following unaudited pro forma condensed consolidated financial statements give effect to the proposed sale of our CA, network broadcasting platform and video on demand businesses, through the sale of all of the equity interest of Super TV.  The statements are derived from, and should be read in conjunction with, our historical financial statements and notes thereto, as presented in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 22, 2014, and our quarterly results furnished on Form 6-K for the three months ended June 30, 2014, filed with the SEC on August 20, 2014, and for the three months ended March 31, 2014, filed with the SEC on May 20, 2014.

The unaudited pro forma condensed consolidated balance sheet as of June 30, 2014 assumes the sale of Super TV had occurred on June 30, 2014.  The unaudited pro forma condensed consolidated statements of operations for the years ended December 31, 2013, 2012 and 2011 and the six months ended June 30, 2014 and 2013 give effect to the sale of Super TV as if it had occurred as of the beginning of those periods.

The unaudited pro forma condensed consolidated financial information is presented for informational purposes only and is based upon estimates by China Digital TV’s management, which are based upon available information and certain assumptions that China Digital TV’s management believes are reasonable.  The unaudited pro forma condensed consolidated financial information is not intended to be indicative of actual results of operations or financial position that would have been achieved had the transaction been consummated as of the beginning of each period indicated above, nor does it purport to indicate results which may be attained in the future.  Actual amounts could differ materially from these estimates.

The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable in the circumstances.  The unaudited pro forma condensed consolidated financial statements of China Digital TV should be read in conjunction with the notes thereto.

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEETS

As of June 30, 2014 (Unaudited)

(in thousands of U.S. dollars)

	Historical China Digital TV(10)	Sale of Super TV(13)			Pro Forma China Digital TV

ASSETS
Current assets:
Cash and cash equivalents	$37,250	$363,622	(1)	(2)	$400,872
Restricted cash	343	(319)	(2)		24
Notes receivable	3,632	(3,632)	(2)		-
Accounts receivable, net	42,180	(41,816)	(2)		364
Inventories	6,010	(5,770)	(2)		240
Prepaid expenses and other current assets	23,399	(2,731)	(2)		20,668
Deferred costs-current	147	(147)	(2)		-
Deferred tax assets-current	3,325	(3,281)	(2)		44
Total current assets	116,286	305,926			422,212
Long-term receivable	134	(134)	(2)		-
Property and equipment, net	1,193	(829)	(2)		364
Goodwill	1,760	-			1,760
Equity method investments	2,480	126,477	(2)	(3)	128,957
Deferred costs-non-current	259	(259)	(2)		-
Deferred tax assets-non-current	1,049	(910)	(2)		139
Total assets	$123,161	$430,271			$553,432

TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,457	(1,510)	(2)		947
Notes payable	555	(555)	(2)		-
Accrued expenses and other current liabilities	12,691	(9,102)	(2)	(4)	3,589
Deferred revenue-current	5,638	(4,023)	(2)		1,615
Income tax payable	3,556	47,815	(2)	(5)	51,371
Deferred tax liabilities-current	1,683	(1,683)	(2)	(6)	-
Government subsidies-current	161	(161)	(2)		-
Total current liabilities	26,741	30,781			57,522
Deferred revenue-non-current	178	(148)	(2)		30
Government subsidies-non-current	6,001	(5,390)	(2)		611
Total Liabilities	32,920	25,243			58,163

Equity:
China Digital TV Holding Co., Ltd shareholders' equity:
Ordinary shares	30	-			30
Additional paid-in capital	34,950	10,570	(7)		45,520
Statutory reserve	17,907	-			17,907
Retained earnings	9,941	394,458	(8)		404,399
Accumulated other comprehensive income	25,787	-			25,787
Total China Digital TV Holding Co., Ltd shareholders' equity	88,615	405,028			493,643
Noncontrolling interest	1,626	-			1,626
Total equity	90,241	405,028			495,269

TOTAL LIABILITIES AND EQUITY	$123,161	$430,271			$553,432

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2014 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(11)	Sale of Super TV(13)(14)		Pro Forma China Digital TV
Revenues:
Products	$33,083	$(32,651)		$432
Services	2,927	(2,765)		162
Total revenues	36,010	(35,416)		594
Business taxes	(668)	672		4
Net revenues	35,342	(34,744)		598

Cost of revenues:
Products	6,486	(5,430)		1,056
Services	1,991	(1,978)		13
Total cost of revenues	8,477	(7,408)		1,069
Gross profit	26,865	(27,336)		(471)

Operating expenses:
Research and development	8,169	(7,100)		1,069
Selling and marketing	7,321	(6,207)		1,114
General and administrative	4,338	(2,500)		1,838
Total operating expenses	19,828	(15,807)		4,021

Income/(loss) from operations	7,037	(11,529)		(4,492)

Interest income	1,028	(883)		145
Other income/(expenses)	981	(990)		(9)
Income/(loss) before income tax expenses	9,046	(13,402)		(4,356)
Income tax expenses/(benefits)
Income tax-current	8,554	(8,162)		392
Income tax-deferred	(7,370)	7,527	(6)	157
Total income tax expenses	1,184	(635)		549
Net income/(loss) before income from equity method investments	7,862	(12,767)		(4,905)
Income/(loss) from equity method investments, net of income taxes	(82)	1,673	(9)	1,591
Net income/(loss)	7,780	(11,094)		(3,314)
Net loss attributable to noncontrolling interest	674			674
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$8,454	$(11,094)		$(2,640)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.14			$(0.04)
Diluted	$0.14			$(0.04)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,235,677			67,493,935	(15)
Diluted	61,132,594			69,390,852	(15)

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the six months ended June 30, 2013 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(11)	Sale of Super TV(13)(14)		Pro Forma China Digital TV
Revenues:
Products	$35,674	$(35,471)		$203
Services	3,065	(2,391)		674
Total revenues	38,739	(37,862)		877
Business taxes	(605)	552		(53)
Net revenues	38,134	(37,310)		824

Cost of revenues:
Products	7,017	(6,553)		464
Services	2,523	(1,977)		546
Total cost of revenues	9,540	(8,530)		1,010
Gross profit	28,594	(28,780)		(186)

Operating expenses:
Research and development	9,815	(6,902)		2,913
Selling and marketing	7,508	(6,214)		1,294
General and administrative	5,511	(3,859)		1,652
Total operating expenses	22,834	(16,975)		5,859

Income/(loss) from operations	5,760	(11,805)		(6,045)

Interest income	790	(658)		132
Other income/(expenses)	(79)	81		2
Income/(loss) before income tax expenses	6,471	(12,382)		(5,911)
Income tax expenses/(benefits)
Income tax-current	(3,696)	3,930		234
Income tax-deferred	1,208	(1,004)	(6)	204
Total income tax expenses/(benefits)	(2,488)	2,926		438

Net income/(loss) before income from equity method investments	8,959	(15,308)		(6,349)
Income/(loss)from equity method investments, net of income taxes	(400)	3,468	(9)	3,068
Net income/(loss)	8,559	(11,840)		(3,281)
Net loss attributable to noncontrolling interest	1,059			1,059
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$9,618	$(11,840)		$(2,222)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.16			$(0.03)
Diluted	$0.16			$(0.03)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,102,088			67,360,346	(15)
Diluted	59,122,779			67,381,037	(15)

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2013 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(12)	Sale of Super TV(13)(14)		Pro Forma China Digital TV
Revenues:
Products	$82,926	$(81,539)		$1,387
Services	5,521	(5,057)		464
Total revenues	88,447	(86,596)		1,851
Business taxes	(1,283)	1,259		(24)
Net revenues	87,164	(85,337)		1,827

Cost of revenues:
Products	17,009	(16,037)		972
Services	4,652	(4,087)		565
Total cost of revenues	21,661	(20,124)		1,537
Gross profit	65,503	(65,213)		(290)

Operating expenses:
Research and development	19,251	(16,085)		3,166
Selling and marketing	14,957	(12,420)		2,537
General and administrative	9,959	(7,271)		2,688
Total operating expenses	44,167	(35,776)		8,391

Income/(loss) from operations	21,336	(29,437)		(8,101)

Interest income	1,901	(1,675)		226
Other income	534	(506)		28
Income/(loss) before income tax expenses	23,771	(31,618)		(7,847)
Income tax expenses/(benefits)
Income tax-current	(1,587)	1,854		267
Income tax-deferred	2,314	(1,675)	(6)	639
Total income tax expenses/(benefits)	727	179		906
Net income/(loss) before income from equity method investments	23,044	(31,797)		(8,753)
Income/(loss) from equity method investments, net of income taxes	(468)	9,107	(9)	8,639
Net income/(loss)	22,576	(22,690)		(114)
Net loss attributable to noncontrolling interest	1,832			1,832
Net income attributable to China Digital TV Holding Co., Ltd	$24,408	$(22,690)		$1,718

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.41			$0.03
Diluted	$0.41			$0.03

Weighted average shares used in calculating net income per ordinary share:
Basic	59,111,594			67,369,852	(15)
Diluted	59,176,457			67,434,715	(15)

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2012 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

Historical China Digital TV(12)	Sale of Super TV(13)(14)	Pro Forma China Digital TV
Revenues:
Products	$85,319	$(82,220)	$3,099
Services	4,925	(4,434)	491
Total revenues	90,244	(86,654)	3,590
Business taxes	(1,501)	1,470	(31)
Net revenues	88,743	(85,184)	3,559

Cost of revenues:
Products	16,880	(13,911)	2,969
Services	3,952	(3,851)	101
Total cost of revenues	20,832	(17,762)	3,070
Gross Profit	67,911	(67,422)	489

Operating expenses:
Research and development	17,402	(11,581)	5,821
Selling and marketing	13,606	(10,284)	3,322
General and administrative	9,444	(7,003)	2,441
Total operating expenses	40,452	(28,868)	11,584

Income/(loss) from operations	27,459	(38,554)	(11,095)

Interest income	6,318	(5,084)	1,234
Interest expense	(739)	-	(739)
Loss from forward contract	(690)	-	(690)
Impairment loss on long-term investments	(4,487)	-	(4,487)
Other income/(expenses)	549	336	885
Income/(loss) before income tax expenses	28,410	(43,302)	(14,892)
Income tax expenses/(benefits)
Income tax-current	18,035	(17,616)	419
Income tax-deferred	4,197	(3,597)	(6)	600
Total income tax expenses	22,232	(21,213)	1,019
Net income/(loss) before income from equity method investments	6,178	(22,089)	(15,911)
Income/(loss) from equity method investments, net of income taxes	(640)	6,777	(9)	6,137
Net income/(loss)	5,538	(15,312)	(9,774)
Net loss attributable to noncontrolling interest	1,389	1,389
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$6,927	$(15,312)	$(8,385)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.12	$(0.12)
Diluted	$0.12	$(0.12)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	59,011,396	67,269,654	(15)
Diluted	59,092,804	67,351,062	(15)

CHINA DIGITAL TV HOLDING CO., LTD.

PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

For the year ended December 31, 2011 (Unaudited)

(in thousands of U.S. dollars, except share and per share data)

	Historical China Digital TV(12)	Sale of Super TV(13)(14)		Pro Forma China Digital TV

Revenues:
Products	$95,162	$(94,957)		$205
Services	5,378	(5,374)		4
Total revenues	100,540	(100,331)		209
Business taxes	(1,445)	1,442		(3)
Net revenues	99,095	(98,889)		206

Cost of revenues:
Products	16,100	(15,936)		164
Services	3,027	(3,014)		13
Total cost of revenues	19,127	(18,950)		177
Gross profit	79,968	(79,939)		29

Operating expenses:
Research and development	13,140	(9,144)		3,996
Selling and marketing	12,377	(10,459)		1,918
General and administrative	9,723	(5,317)		4,406
Total operating expenses	35,240	(24,920)		10,320

Income/(loss) from operations	44,728	(55,019)		(10,291)

Interest income	6,810	(5,843)		967
Interest expense	(1,452)	-		(1,452)
Gain from forward contract	404	-		404
Other income	594	(127)		467
Income/(loss) before income tax expenses	51,084	(60,989)		(9,905)
Income tax expenses/(benefits)
Income tax-current	10,344	(10,017)		327
Income tax-deferred	(582)	1,601	(6)	1,019
Total income tax expenses	9,762	(8,416)		1,346
Net income/(loss) before income from equity method investments	41,322	(52,573)		(11,251)
Income/(loss) from equity method investments, net of income taxes	(1,052)	9,614	(9)	8,562
Net income/(loss)	40,270	(42,959)		(2,689)
Net loss attributable to noncontrolling interest	730			730
Net income/(loss) attributable to China Digital TV Holding Co., Ltd	$41,000	$(42,959)		$(1,959)

Net income/(loss) per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.70			$(0.03)
Diluted	$0.69			$(0.03)

Weighted average shares used in calculating net income/(loss) per ordinary share:
Basic	58,934,912			67,193,170	(15)
Diluted	59,075,466			67,333,724	(15)

CHINA DIGITAL TV HOLDING CO., LTD.

Notes to the Pro Forma Condensed Consolidated Financial Statements

(Unaudited)

(1)	To record the cash proceeds of RMB2,400,000,000 with the exchange rate of RMB6.2036: USD1.00 as of June 30, 2014.

(2)	Represents adjustments to eliminate assets and liabilities of Super TV.

(3)	To record the proceeds of RMB800,000,000 in the form of equity investment in Tongda, the acquirer of Super TV, with the exchange rate of RMB6.2036: USD1.00 as of June 30, 2014.

(4)	To record the accrued estimated transaction expenses.

(5)	To record the withholding income tax payable on the difference between the proceeds from sale of Super TV and the initial investment costs of Super TV.

	In thousands of RMB	In thousands of USD
Proceeds in the form of:
Cash	2,400,000	386,873
Equity investments	800,000	128,957
Total proceeds		515,830

Costs		(5,000)

Taxable income from the sale of Super TV		510,830
Withholding income tax rate		10%
Income tax payable		51,083

(6)	To reflect (a) the realization of the accrued deferred tax liability related to withholding tax on the undistributed earnings of Super TV recorded by the parent company of Super TV for the past periods and (b) the accrual for withholding tax related to the equity method investment income from investment in Tongda Venture.

(7)	To record the accrued estimated cost of warrant granted to Cinda Investments which will be settled by CDTV’s shares. The cost of warrant is the estimated fair value based on the Company's share price as of June 30, 2014. Such fair value needs to be re-valued at the closing, which may be materially different. The company also granted Cinda Investments certain warrant to be settled by equity of Cyber Cloud and Joysee. Cost of such warrant is not accrued and recorded here.

(8)	To record the gain on sale of the equity of Super TV.

The reconciliation of net gain is as follows:
In thousands of USD
Proceeds received
Cash	386,873
Equity investments	128,957
Net assets sold	(60,004)
Accrued estimated transaction expenses	(1,398)
Cost of warrant granted to Cinda Investments	(10,570)
Realization of the accrued deferred tax liability	1,683
Income tax payable on the gain from disposal of Super TV	(51,083)

Net gain	394,458

(9)	To record the income on the 17.24% equity investment by Golden Benefit in Tongda Venture. For each period, such investment income is calculated on the basis of the sum of the net profit of Tongda Venture (in accordance with PRC GAAP) and the net profit of Super TV (in accordance with U.S. GAAP).

(10)	Represents the condensed consolidated balance sheet included in the Company's quarterly results furnished on Form 6-K for the three months ended June 30, 2014.

(11)	Represents the condensed consolidated statements of operations included in the Company's quarterly results furnished on Form 6-K for the three months ended June 30, 2014 and 2013, as applicable.

(12)	Represents the consolidated statements of operations included in the Company's Annual Report on Form 20-F for the years ended December 31, 2013, 2012 and 2011, as applicable.

(13)	Please note that the assets, liabilities and results of operations of Super TV’s and N-S Digital TV’s subsidiaries not disposed along with Super TV are not eliminated.

(14)	Represents adjustments to eliminate the results of operations of Super TV that the Company believes are directly attributable to the sale and are factually supportable and will not continue after sale.

(15)	To record the impact of the warrant granted to Cinda Investments on the number of our shares.

UNAUDITED FINANCIAL STATEMENTS OF BEIJING SUPER TV CO., LTD.

The following sets forth the unaudited condensed consolidated balance sheet as of June 30, 2014 and the unaudited condensed consolidated statement of operations and the unaudited condensed consolidated statement of cash flows for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 for Super TV (the financial statements of Super TV’s and N-S Digital TV’s subsidiaries not disposed along with Super TV are not consolidated ).  The statements are derived from, and should be read in conjunction with, China Digital TV's historical financial statements and notes thereto, as presented in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 22, 2014, and our quarterly results furnished on Form 6-K for the three months ended June 30, 2014, filed with the SEC on August 20, 2014, and for the three months ended March 31, 2014, filed with the SEC on May 20, 2014.

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED BALANCE SHEET

As of June 30, 2014 (Unaudited)

(in thousands of U.S. dollars)

ASSETS
Current assets:
Cash and cash equivalents	$23,251
Restricted cash	319
Notes receivable	3,632
Accounts receivable, net	41,816
Inventories	5,770
Prepaid expenses and other current assets	2,731
Deferred costs-current	147
Deferred tax assets-current	3,281
Total current assets	80,947
Long-term receivable	134
Property and equipment, net	829
Equity method investments	2,480
Deferred costs-non-current	259
Deferred tax assets-non-current	910
Total assets	$85,559
TOTAL LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	1,510
Notes payable	555
Accrued expenses and other current liabilities	10,500
Deferred revenue-current	4,023
Income tax payable	3,268
Government subsidies-current	161
Total current liabilities	20,017
Deferred revenue-non-current	148
Government subsidies-non-current	5,390
Total Liabilities	25,555

Equity
Paid-in capital	5,000
Statutory reserve	17,823
Retained earnings	16,712
Accumulated other comprehensive income	20,469
Total equity	60,004
TOTAL LIABILITIES AND EQUITY	$85,559

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2014	2013

Revenues:
Products	$32,651	$35,471
Services	2,765	2,391
Total revenues	35,416	37,862
Business taxes	(672)	(552)
Net revenues	34,744	37,310

Cost of revenues:
Products	5,430	6,553
Services	1,978	1,977
Total cost of revenues	7,408	8,530
Gross profit	27,336	28,780

Operating expenses:
Research and development	7,100	6,902
Selling and marketing	6,207	6,214
General and administrative	2,500	3,859
Total operating expenses	15,807	16,975

Income from operations	11,529	11,805

Interest income	883	658
Other income/(expenses)	990	(81)
Income before income tax expenses	13,402	12,382
Income tax expenses/(benefits)
Income tax-current	304	(3,930)
Income tax-deferred	(796)	(346)
Total income tax benefits	(492)	(4,276)
Net income before income from equity method investments	13,894	16,658
Income/(loss) from equity method investments, net of income taxes	247	(399)
Net income	$14,141	$16,259

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011

Revenues:
Products	$81,539	$82,220	$94,957
Services	5,057	4,434	5,374
Total revenues	86,596	86,654	100,331
Business taxes	(1,259)	(1,470)	(1,442)
Net revenues	85,337	85,184	98,889

Cost of revenues:
Products	16,037	13,911	15,936
Services	4,087	3,851	3,014
Total cost of revenues	20,124	17,762	18,950
Gross profit	65,213	67,422	79,939

Operating expenses:
Research and development	16,085	11,581	9,144
Selling and marketing	12,420	10,284	10,459
General and administrative	7,271	7,003	5,317
Total operating expenses	35,776	28,868	24,920

Income from operations	29,437	38,554	55,019

Interest income	1,675	5,084	5,843
Other income/(expenses)	506	(336)	127
Income before income tax expenses	31,618	43,302	60,989
Income tax expenses/(benefits)
Income tax-current	(1,854)	8,339	10,017
Income tax-deferred	(1,091)	(544)	(658)
Total income tax expenses/(benefits)	(2,945)	7,795	9,359
Net income before income from equity method investments	34,563	35,507	51,630
Loss from equity method investments	(2,665)	(65)	(186)
Net income	$31,898	$35,442	$51,444

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,141	$16,259
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	282	330
Allowance for doubtful accounts	355	886
Provision for inventory	294	250
Warranty accrual	28	31
Loss from equity method investments	83	399
Changes in assets and liabilities:
Accounts receivable and notes receivable	3,255	(8,588)
Inventories	(1,730)	(108)
Prepaid expenses and other current assets	4,038	1,475
Deferred cost	(28)	8
Accounts payable	(478)	499
Income tax payable	(291)	(1,590)
Accrued expenses and other current liabilities	(12,092)	15,742
Deferred revenue	(1,388)	(82)
Government subsidies	511	-
Deferred income taxes	(931)	(315)
Net cash provided by operating activities	6,049	25,196

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(89)	(183)
Restricted cash	272	(309)
Net cash provided by/(used in) investing activities	183	(492)

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend paid to shareholders	(52,543)	(79,985)
Net cash used in financing activities	(52,543)	(79,985)

Effect of exchange rate changes	1,591	2,445

NET DECREASE IN CASH AND CASH EQUIVALENTS	(44,720)	(52,836)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	67,970	99,049

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$23,250	$46,213

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	1,002	1,957
Withholding tax paid	5,254	-
	$6,256	$1,957

BEIJING SUPER TV CO., LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands of U.S. dollars)

	Year Ended December 31,
	2013	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$31,898	$35,442	$51,444
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	658	652	768
Allowance for doubtful accounts	1,419	1,458	51
Provision for inventory	2,104	151	5
Warranty accrual	72	69	84
Loss from equity method investments	469	65	186
Interest income in held-to-maturity securities	-	-	(319)
Changes in assets and liabilities:
Accounts receivable and notes receivable	(9,168)	(1,853)	(12,161)
Inventories	(1,841)	(1,310)	(370)
Prepaid expenses and other current assets	6,653	187	(5,275)
Deferred cost	178	269	(133)
Accounts payable	1,529	(192)	(345)
Income tax payable	(1,379)	439	7,118
Accrued expenses and other current liabilities	18,069	2,381	292
Deferred revenue	(655)	(1,001)	772
Government subsidies	1,535	1,665	1,756
Deferred income taxes	(1,106)	(401)	(657)
Net cash provided by operating activities	50,435	38,021	43,216

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(339)	(575)	(417)
Interest income from held-to-maturity securities	-	-	677
Bank deposit maturing over three months	-	-	42,548
Purchase of equity method investment	-	(1,588)	-
Proceeds from disposal of Dongguan Super TV	-	1,046	-
Proceeds from dissolution of equity method investment	355	-	-
Restricted cash	(576)	55,537	(54,203)
Proceeds from maturity of held to maturity corporate and the PRC government bonds	-	-	26,626
Net cash provided by/(used in) investing activities	(560)	54,420	15,231

CASH FLOWS FROM FINANCING ACTIVITIES:
Cash dividend paid to shareholders	(80,512)	(63,487)	-
Capital contribution withdrawn by parent company	-	(90,758)	-
Net cash used in financing activities	(80,512)	(154,245)	-

Effect of exchange rate changes	(442)	430	4,632

NET INCREASE/DECREASE IN CASH AND CASH EQUIVALENTS	(31,079)	(61,374)	63,079
CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	99,049	160,423	97,344

CASH AND CASH EQUIVALENTS, END OF THE YEAR	$67,970	$99,049	$160,423

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Income tax paid	662	6,792	8,078
Withholding tax paid	-	9,250	-
	$662	$16,042	$8,078

SELECTED FINANCIAL DATA OF CHINA DIGITAL TV HOLDING CO., LTD.

The selected financial data in the table below summarizes certain of our financial data for the five years ended December 31, 2013.

The selected financial data is only a summary, and should be read in conjunction with the consolidated financial statements and the related notes contained in our Annual Report on Form 20-F for the year ended December 31, 2013 filed with the SEC on April 22, 2014 and incorporated herein by reference thereto. Our audited historical consolidated financial statements have been prepared and presented in accordance with U.S. GAAP.

Our historical results for any prior period do not necessarily indicate our results to be expected for any future period.

	As of, or for the Years Ended, December 31,
	2009	2010	2011	2012	2013
	(in thousands of U.S. dollars, except share and per share data)
Consolidated Statements of Operations Data:
Revenues
Products	$49,146	$82,518	$95,162	$85,319	$82,926
Services	5,918	5,225	5,378	4,925	5,521
Total revenues	55,064	87,743	100,540	90,244	88,447
Business tax	(360)	(620)	(1,445)	(1,501)	(1,283)
Net revenues	54,704	87,123	99,095	88,743	87,164
Cost of revenues
Products	9,716	15,148	16,100	16,880	17,009
Services	3,686	3,040	3,027	3,952	4,652
Total cost of revenues	13,402	18,188	19,127	20,832	21,661
Gross profit	41,302	68,935	79,968	67,911	65,503
Total operating expenses	20,775	25,325	35,240	40,452	44,167
Income from operations	20,527	43,610	44,728	27,459	21,336
Interest income	6,070	5,294	6,810	6,318	1,901
Interest expense	—	—	(1,452)	(739)	—
Gain/(loss) from forward contracts	—	—	404	(690)	—
Impairment loss on long-term investments	—	(5,000)	—	(4,487)	—
Other (expense)/income	(65)	(92)	594	549	534
Income before income taxes	26,532	43,812	51,084	28,410	23,771
Income tax expense	1,261	10,250	9,762	22,232	727
Net income before income/(loss) from equity method investments	25,271	33,562	41,322	6,178	23,044
Income/(loss) from equity method investments, net of income taxes	20	(151)	(1,052)	(640)	(468)
Net income	25,291	33,411	40,270	5,538	22,576
Net loss attributable to noncontrolling interest	(13)	(10)	(730)	(1,389)	(1,832)
Net income attributable to holders of ordinary shares	$25,304	$33,421	$41,000	$6,927	$24,408
Earnings per share data:
Net income per ordinary share—basic	$0.44	$0.57	$0.70	$0.12	$0.41
Net income per ordinary share—diluted	$0.43	$0.57	$0.69	$0.12	$0.41
Weighted average shares used in calculating basic net income per share—ordinary shares	57,728,009	58,313,467	58,934,912	59,011,396	59,111,594
Weighted average shares used in calculating diluted net income per share	58,591,072	58,779,027	59,075,466	59,092,804	59,176,457
Consolidated Balance Sheet Data:
Cash and cash equivalents	$131,087	$148,944	$201,557	$130,697	$79,085
Total assets	263,488	273,642	321,338	193,565	148,806
Total liabilities	10,464	94,622	111,016	110,402 *	37,834
Total China Digital TV Holding Co., Ltd. shareholders’ equity	253,024	178,500	206,442	80,458 *	110,036
Noncontrolling interest	—	520	3,880	2,705	936
Total liabilities and equity	$263,488	$273,642	$321,338	$193,565	$148,806

*	The amount reflects an adjustment to dividend payable included in total liabilities and additional paid-in capital included in equity, respectively, in the amount of US$971,377 to the amount reported in our unaudited financial results for the three months and full year ended December 31, 2012 announced on February 26, 2013 to rectify an error.

The selected financial data in the table below summarizes certain of our financial data for the six months ended June 30, 2014 and 2013.

The selected financial data is only a summary, and should be read in conjunction with our unaudited condensed financial statements as of, and for the six months ended, June 30, 2014 and 2013, which are prepared in accordance with U.S. GAAP and set forth in Annex G to this proxy statement.

CHINA DIGITAL TV HOLDING CO., LTD.

SELECTED FINANCIAL DATA

(Unaudited)

	As of, or for the Six Months Ended, June 30,
	2014	2013
	(In thousands of U.S. dollars, except share and per share data )
Consolidated Statements of Operation Data:
Revenues
Products	$33,083	$35,674
Services	2,927	3,065
Total revenues	36,010	38,739
Business taxes	(668)	(605)
Net revenues	35,342	38,134
Cost of revenues
Products	(6,486)	(7,017)
Services	(1,991)	(2,523)
Total cost of revenues	(8,477)	(9,540)
Gross profit	26,865	28,594
Total operating expenses	(19,828)	(22,834)
Income from operations	7,037	5,760
Interest income	1,028	790
Other income/(expenses)	981	(79)
Income before income tax expenses	9,046	6,471
Income tax expenses/(benefits)	1,184	(2,488)
Net income before income from equity method investments	7,862	8,959
Income/(loss) from equity method investments, net of income taxes	(82)	(400)
Net income	7,780	8,559
Net loss attributable to noncontrolling interest	674	1,059
Net income attributable to holders of ordinary shares	$8,454	$9,618
Earnings per share data:
Net income per ordinary share-basic	$0.14	$0.16
Net income per ordinary share-diluted	$0.14	$0.16
Weighted average shares used in calculating basic net income per share-ordinary share	59,235,677	59,102,088
Weighted average shares used in calculating diluted net income per share	61,132,594	59,122,779
Consolidated Balance Sheet Data:
Cash and cash equivalents	$37,250	$59,447
Total assets	123,161	127,011
Total liabilities	32,920	32,234
Total China Digital TV Holding Co., Ltd Shareholders' equity	88,615	93,089
Noncontrolling interest	1,626	1,688
Total liabilities and equity	$123,161	$127,011

All shareholders are urged to complete, sign and return the accompanying proxy card in the enclosed postage-paid envelope.

By Order of the Board of Directors,

/s/Zengxiang Lu
Chairman of the Board and Chief Executive Officer

Beijing, China
November 7, 2014

Annex A

Share Transfer Agreement

Of

Beijing Super TV Co., Ltd.*

October 9, 2014

*English translation of the original in Chinese.

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A-2

Share Transfer Agreement of Beijing Super TV Co., Ltd.

This Agreement is made and entered into by and among the following parties on October 9, 2014 in [Beijing]:

Party A (Purchaser): Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the "Tongda Venture”)

Legal Representative: ZHOU Liwu

Registered Address: 24/F Yinqiao Building, 58 Jinxin Road, Pudong New Area, Shanghai

Party B (Transferor): Golden Benefit Technology Limited (hereinafter referred to as “Golden Benefit”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Party C: Cinda Investment Co., Ltd. (hereinafter referred to as the “Cinda Investment”)

Legal Representative: LI Deran

Registered Address: No.1 Building, Couryard No.9, Naoshikou Avenue, Xicheng District, Beijing

Party D: China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding”)

Chairman: LU Zengxiang

Registered Address: Cricket Square, Hutchins Drive, PO BOX 2681, Grand Cayman, KY1-1111, Cayman Islands

Party E: China Digital TV Technology Co., Ltd. (hereinafter referred to as the “CDTV Technology”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

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Whereas:

1. Tongda Venture is a company limited by shares duly incorporated and validly existing under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”) and listed on Shanghai Stock Exchange, with the stock code of 600647.

2. Prior to the Non-Public Offering (as defined below) by Tongda Venture for the purpose of the Purchase under this Agreement, the total number of shares of Tongda Venture is 139,143,550; and as the controlling shareholder of Tongda Venture, Cinda Investment owns 57,086,031 shares of Tongda Venture, reaching a shareholding of 41.02% in total, of which, Cinda Investment directly holds 56,606,455 shares (accounting for 40.68%) and Hainan Jianxin Investment Management Co., Ltd., a subsidiary of Cinda Investment, holds 479,576 shares (accounting for 0.34%) of Tongda Venture.

3. Golden Benefit is a company duly incorporated and legally existing under the laws of Hong Kong, and China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding") holds 100% equity of Golden Benefit through its wholly-owned subsidiary, China Digital TV Technology Co., Ltd. (hereinafter referred to as the “CDTV Technology”).

4. Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV”) is a wholly foreign-owned enterprise duly incorporated and validly existing under the PRC Laws, and Golden Benefit owns 100% equity of Super TV. Super TV holds 100% equity of Beijing Novel-Super Digital TV Technology Co., Ltd. (hereinafter referred to as the “NSTV”).

5. Tongda Venture proposes to carry out a Non-public Offering to raise funds to purchase the 100% equity of Super TV as held by Golden Benefit.

6. Upon completion of the Purchase, Tongda Venture will hold 100% equity of Super TV, and Tongda Venture will transform into a core technology supplier in the field of digital TV.

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7. With respect to the commitments made by Golden Benefit on the performance of Super TV, Golden Benefit and Tongda Venture will enter into the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Profit Compensation Agreement”) when they conclude this Agreement.

In order to realize the maximization of the interests of shareholders of Tongda Venture and improve the profitability of Tongda Venture, the Parties proposes to establish a long-term strategic cooperative partnership to give full play of their advantages and strengthen the cooperation in resource integration in terms of market information, business development and enterprise management, and upon friendly negotiation, the Parties agree to carry out the Purchase in accordance with the terms and conditions agreed herein, and on the principles of equality and mutual benefits, the Parties have agreed as follows for joint compliance:

Article 1 Definitions

For the purpose of this Agreement, unless otherwise provided herein or unless the context otherwise requires, the following terms used in this Agreement shall have the following meaning:

“Tongda Venture”	refers to Shanghai Tongda Venture Capital Co., Ltd.

“Cinda Investment”	refers to Cinda Investment Co., Ltd.

“Golden Benefit”	refers to Golden Benefit Technology Ltd.

“CDTV Holding”	refers to China Digital TV Holding Co., Ltd.

“CDTV Technology”	refers to China Digital TV Technology Co., Ltd.

"Super TV” or “Target Company”	refers to Beijing Super TV Co., Ltd.

“NSTV”	refers to Beijing Novel-Super Digital TV Technology Co., Ltd.

“Target Asset”	refers to the 100% equity of Super TV as held by Golden Benefit.

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“Non-public Offering”	refers to the non-public offering by Tongda Venture to no more than 10 (inclusive) particular investors at a locked price for the purpose of raising funds to purchase the equity of Super TV.

“Issue Price for Shares of Non-public Offering” or “Non-public Offering Price”	refers to the price equal to 90% of the average stock trading price during the 20 trading days prior to the Pricing Base Date of the Non-public Offering by Tongda Venture (and after the ex-dividend on August 13, 2014) (which is also 90% of the average stock trading price during the 20 trading days prior to the suspension of Tongda Venture on May 19, 2014 and after the ex-dividend on August 13, 2014), i.e. RMB10.35 per share.

“Pricing Base Date”	refers to the date when Tongda Venture deliberates and reviews the announcement of the first board resolution for the Non-public Offering.

“Purchase”	refers to the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit.

“Purchase Consideration”	refers to the price for the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit, including Cash Consideration and Share Consideration.

“Share Consideration”	refers to the shares issued by Tongda Venture to Golden Benefit in the Purchase.

“Cash Consideration”	refers to the consideration paid in cash by Tongda Venture to Golden Benefit in the Purchase.

“Base Date of Valuation”	refers to the base date for valuation of Super TV, i.e. June 30, 2014.

“Assets Valuation Report”	refers to the assets valuation report issued for the Target Asset up to the Base Date of Valuation by the assets valuation agency with securities and futures practice qualifications, including all appendices of such report.

“Audit Report”	refers to the audit reports issued by the audit agency with securities and futures practice qualifications after auditing the financial reports of the Target Company for 2012, 2013 and the period from January 1, 2014 to the Base Date of Valuation, including the financial statements and notes of such financial reports.

“Closing of Target Asset”	refers to the completion of the following: (i) Super TV changes its shareholder registration and registers Tongda Venture as its shareholder in accordance with the procedures prescribed by the PRC Laws, and (ii) Golden Benefit delivers assets having substantial influence on the operation of Super TV and relevant materials to Tongda Venture.

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“Date of Closing of Target Asset”	refers to the date when Super TV changes its shareholder registration and registers Tongda Venture as its shareholder with the administration for industry and commerce after Tongda Venture has obtained the approval from CSRC for the Non-public Offering.

“Purchase Completion Date”	refers to the date when, upon ending of the issuance of shares of the Non-public Offering of Tongda Venture as approved by the CSRC, Super TV changes its shareholder registration and registers Tongda Venture as its shareholder, and Tongda Venture completes the shareholder registrar registration for the Non-public Offering with the Securities Depository Agency, and the Cash Consideration has been paid in full.

“Transitional Period”	refers to the period from the Base Date of Valuation (exclusive) to the Date of Closing of Target Asset. However, when calculating the relevant profits and losses or other financial data of the Target Asset, it shall refer to the period from the Base Date of Valuation (exclusive) to the end of the month of the Date of Closing of Target Asset.

"Performance Commitment Period”	refers to the accounting years of 2014, 2015 and 2016.

“Expected Net Profits”	refers to the net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV (after deducting non-recurring profits and losses), which is promised by Golden Benefit.

“Actual Net Profits”	refers to the net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV audited by an accounting firm with securities practice qualifications (after deducting non-recurring profits and losses).

“Material”	refers to matters or circumstances involving 5% or more of the net profits attributable to the owner of the parent company under consolidated statements of Super TV of last year.

A-7

“CSRC”	refers to the China Securities Regulatory Commission.

“SHSE”	refers to the Shanghai Stock Exchange.

“Securities Depository Agency”	refers to Shanghai Branch of China Securities Depository and Clearing Corporation Limited.

“Constitutional Documents”	means, with respect to any company, the articles of association, business license, approval certificates, shareholder agreement or equivalent management or organization documents of such company.

“Limitation of Rights”	refers to any mortgage, pledge, lien, guarantee, attachment, freezing, transfer restriction or other ownership defect or other claim, encumbrance or defect of any other nature set over any asset or rights and interests of asset, including any limitation on the use, voting, transfer, receipt of benefits, or exercise of ownership by other means (except for statutory limitation).

“PRC”	refers to the People’s Republic of China, and shall, for the purpose of this Agreement, exclude Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

“PRC Laws”	mean, with respect to any person, all PRC laws, regulations, decisions, orders, local regulations, autonomous regulations and separate regulations, rules of the departments under the State Council and of the local governments, and other legally binding normative documents of other forms, which are applicable to such person or which are made public, in force, applicable to and binding upon such person or any property of such person.

“Agreement”	refers to the Share Transfer Agreement of Beijing Super TV Co., Ltd. concluded by and among Shanghai Tongda Venture Capital Co., Ltd., Golden Benefit Technology Limited, Cinda Investment Co., Ltd., China Digital TV Holding Co., Ltd. and China Digital TV Technology Co., Ltd., including the appendices and supplementary agreements (if any) of this Agreement.

“Business Day”	refers to any calendar day other than Saturday, Sunday and legal holidays in China.

“RMB”	shall refer to, in this Agreement and unless otherwise stated, the legal tender of China, i.e. Renminbi.

A-8

In this Agreement, unless the context otherwise requires: (i) any reference to this Agreement shall include the documents revising or making supplement to this Agreement; (ii) any reference to article, clause and appendix shall mean articles, clauses and appendices of this Agreement; (iii) the contents and heading of clauses of this Agreement are for convenience only and shall not be construed as any interpretation to this Agreement or impose any limitation on the content under such headings or the scope thereof; and (iv) unless otherwise provided, any reference to date and day in this Agreement shall be calendar day.

Article 2   Purchase of Target Asset

2.1	The Parties agree that Tongda Venture will purchase the Target Asset from Golden Benefit in accordance with the conditions and methods set forth herein.

2.2	Basic Situation of Super TV:

Name: Beijing Super TV Co., Ltd.

Domicile: Room 406, 4/F, Tower B, Jingmeng High-tech Building, No.5-2 Shangdi East Road, Haidian District, Beijing

Legal Representative: ZHU Jianhua

Registered Capital: USD5,000,000

Paid-in Capital: USD5,000,000

Type of Company: limited liability company (Wholly Owned by Legal Person from Taiwan, Hong Kong and/or Macau)

Scope of Business: research and development of digital TV technologies, software and hardware products; system integration; provision of technical services and consulting; computer technology training; investment consulting; sale of self-developed products.

Date of Incorporation: May 31, 2004

Date of Expiration: May 30, 2024

A-9

2.3	Upon completion of the Purchase, Tongda Venture will hold 100% equity of Super TV and Golden Benefit will no longer hold any equity of Super TV.

Article 3 Purchase Consideration for Target Asset and Its Payment

3.1	The Parties agree that the Purchase Consideration for Target Asset is temporarily set as RMB3,200,000,000 and shall be finally determined upon negotiation based on the assessed value indicated in the Assets Valuation Report of the Target Asset.

Given that the Assets Valuation Report of the Target Asset has not completed up to the date of this Agreement, the Parties agree that the Purchase Consideration for Target Asset will be finally determined by means of signing a supplementary agreement upon completion of the preparation of Assets Valuation Report of the Target Asset.

3.2	Considering that the Purchase Consideration is determined upon negotiation based on the assessed value of Super TV, Golden Benefit shall make relevant commitments on the Expected Net Profits of Super TV during the Performance Commitment Period, and the numbers of Expected Net Profits for years within the Performance Commitment Period shall be determined by the Parties through signing a supplementary agreement. Where the Actual Net Profits of Super TV within the Performance Commitment Period are lower than the Expected Net Profits, Golden Benefit will make compensation to Tongda Venture in accordance with the Profit Compensation Agreement; where the Actual Net Profits is higher than or equal to the Expected Net Profits, then Golden Benefit is not required to make compensation to Tongda Venture.

3.3	The undistributed accumulated profits of Super TV up to the Base Date of Valuation shall be enjoyed by Tongda Venture.

3.4	The Parties agree that the Purchase Consideration shall be consisted of Share Consideration and Cash Consideration.

3.5	The Parties agree that the Cash Consideration shall be approximate RMB2,400,000,000, and shall be paid in USD or HKD when Tongda Venture makes overseas payments to Golden Benefit.

3.6	The Cash Consideration shall be paid in the following order:

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(1)	Subject to compliance with the restrictive conditions on tax and foreign exchange control as required for making overseas payments to Golden Benefit by Tongda Venture, and within 15 Business Days upon transfer of the funds raised from the Non-public Offering to the special account for raising funds opened by Tongda Venture, Tongda Venture shall pay 45% Cash Consideration to Golden Benefit;

(2)	Within 5 Business Days upon completion of change of industrial and commercial registration which Super TV changes its shareholder registration and registers Tongda Venture as its shareholder, Tongda Venture shall declare and withhold the enterprise income tax and other taxes (which shall be specifically determined by competent tax authorities according to the laws) applicable to the transfer of 100% equity of Super TV by Golden Benefit;

(3)	Subject to compliance with the restrictive conditions on tax and foreign exchange control as required for making overseas payments to Golden Benefit by Tongda Venture, the remaining Cash Consideration shall be paid in full within 15 Business Days after Tongda Venture withholds the enterprise income tax and other taxes applicable to the transfer of 100% equity of Super TV by Golden Benefit.

3.7	Share Consideration:

(1)	Determination of Non-public Offering Price

The Pricing Base Date of the Non-public Offering shall be the date when the resolution of the 16th meeting of the 7th board of directors of Tongda Venture is announced (i.e. October 10, 2014). The average trading price of the company stocks for the 20 trading days before the Pricing Base Date of the Non-public Offering (calculated by the following formula: Average Stock Trading Price for the 20 Trading Days Before the Pricing Base Date = Total Stock Trading Amount for the 20 Trading Days Before the Pricing Base Date/the Total Stock Trading Volume for the 20 Trading Days Before the Pricing Base Date) shall be RMB11.572 per share, and 90% thereof shall be RMB10.415 per share. Considering that Tongda Venture has carried out the profit distribution scheme which pays out RMB0.73 cash dividend (tax inclusive) for every 10 shares during the period from the starting date of stock suspension of Tongda Venture to the Pricing Base Date, the average ex-dividend trading price of the stocks of Tongda Venture for the 20 trading days before Pricing Base Date of the Non-public Offering shall be RMB11.499 per share, and 90% thereof shall be RMB10.349 per share. Therefore, the board of directors of Tongda Venture has determined the Issue Price for Shares of Non-public Offering to be RMB10.35 per share.

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(2)	Golden Benefit will subscribe 77,294,685 shares of Tongda Venture with the equity of Super TV valued RMB800,000,000, and will hold 17.24% equity of Tongda Venture upon completion of subscription.

(3)	Where Tongda Venture has any distribution of dividends, allotment, conversion of capital reserves into share capital, or other ex-right or ex-dividend matter for the period from the Pricing Base Date to the date of the Non-public Offering, then the Non-public Offering Price and the number of shares subscribed by Golden Benefit shall be adjusted accordingly.

Article 4 Implementation and Completion of Purchase

4.1	Closing of Target Asset

Golden Benefit shall deliver documents and materials relating to the operation of Super TV to Tongda Venture on the Date of Closing of Target Asset.

4.2	Completion of Purchase

4.2.1	Approval from Competent Commerce Department of Super TV

Declaration Submission Time: the Parties agree to submit the declaration documents for the Purchase to the competent commerce department of Super TV, within 10 Business Days upon the date when Tongda Venture obtains the approval documents from CSRC for the Non-public Offering.

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4.2.2	Change in Industrial and Commercial Registration for the Purchase

Application Submission Time: Golden Benefit shall, within 10 Business Days after receipt of Cash Consideration agreed in Paragraph (1) of Article 3.6 hereof and upon the date of obtaining the approval from the competent commerce department of Super TV, apply to the competent administration for industry and commerce of the Super TV for change in shareholder registration for the Purchase.

Where Tongda Venture fails to meet the conditions for making overseas payments to Golden Benefit due to foreign exchange control and other restrictive reasons, then even if Golden Benefit fails to receive the Cash Consideration agreed under Paragraph (1) of Article 3.6 hereof within the time limit agreed therein, Golden Benefit and Super TV still need to apply to the competent administration for industry and commerce of the Super TV for change in shareholder registration for the Purchase.

4.2.3	The Parties shall make, prepare and sign application documents for shareholder change in industrial and commercial registration of Super TV in accordance with the Constitutional Documents of Super TV and PRC Laws, and the Parties shall make every efforts to complete relevant formalities as soon as possible.

4.2.4	Upon ending of the Non-public Offering, Tongda Venture must timely complete the shareholder registrar registration for the Non-public Offering with the Securities Depository Agency.

4.2.5	Completion of payment of Cash Consideration provided in Article 3.6.

4.3	Tongda Venture will obtain 100% equity of Super TV on the Date of Closing of Target Asset and enjoy and assume the rights and obligations as shareholder of Super TV.

Article 5 Corporate Management upon Completion of Purchase

5.1	The Parties agree that, upon completion of the Purchase, they will jointly make efforts to promote Tongda Venture to further improve the marketization management mechanism, so as to facilitate the stable operation and sustainable development of digital TV businesses under the Purchase.

5.2	Given that original businesses of Super TV and Tongda Venture belong to different industries, Tongda Venture agrees that there will be no change to the existing board of directors and management of Super TV during the Performance Commitment Period.

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Article 6 Treatment of Debts and Creditor’s Rights of Super TV and Employee Retention and Attrition upon Completion of Purchase

6.1	The Purchase of equity of Super TV by Tongda Venture will not reorganize the debts and creditor’s rights of Super TV before and after the Purchase, and the debts and creditor’s rights of Super TV before the Date of Closing of Target Asset shall still be assumed and enjoyed by Super TV after Closing.

6.2	The Purchase of equity of Super TV by Tongda Venture will not adjust the employees of Super TV, and the employees hired by Super TV before the Date of Closing of Target Asset will still be employed by Super TV after Closing.

Article 7 Representations, Warranties and Undertakings of Golden Benefit

Golden Benefit represents, warranties and undertakes to Tongda Venture on the date of this Agreement as follows, and agrees that such representations, warranties and undertakings will still be authentic and valid in all Material aspects on the Date of Closing of Target Asset:

7.1	1. Authority

7.1.1	Golden Benefit is a duly incorporated and validly existing company, and owns all powers and authorities as necessary for execution of this Agreement and performance of the duties and obligations hereunder; the signatory executing this Agreement on its behalf is its duly authorized signatory and has the power the execute this Agreement. This Agreement shall be binding upon Golden Benefit once executed and approved by the general meeting of shareholders of CDTV Holding, and enforceable against Golden Benefit upon effectiveness.

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7.1.2	Golden Benefit legally owns the Target Asset and is entitled to transfer the Target Asset to Tongda Venture in accordance with the provisions herein. There is no trust arrangement or nominal holding of shares, or pledge, mortgage or any other restriction of rights, or pending or predictable Material litigation, arbitration or administrative punishment, for, over and against the Target Asset; and the Target Asset has not been frozen or taken other judicial compulsory measures. Target Asset may be legally disposed without any limitation on the disposal method, quantity, price, time and object. Otherwise, where any third party makes any claim against Tongda Venture due to the said circumstance, Golden Benefit shall assume the corresponding liabilities for indemnification or compensation. During the Transitional Period, where the Target Asset is frozen or taken any other judicial compulsory measure, Golden Benefit shall immediately notify Tongda Venture about relevant details thereof, and take all necessary measures to release such compulsory measures, and in case Golden Benefit fails to timely release such compulsory measures, Golden Benefit shall assume the corresponding liabilities for indemnification or compensation;

7.1.3	The execution and performance of this Agreement by Golden Benefit will not conflict with the following documents, or lead to any violation of the following documents, or lead to any termination or withdrawal of any obligation or the occurrence of any acceleration of exercise of rights (which shall, in each case, refer to the rights exercised by the Parties): (i) Constitutional Documents of Golden Benefit; (ii) any contract or government approval document executed by or binding upon Golden Benefit or Super TV and any subsidiary within the scope of its consolidated statements; or (iii) any law, judgment or court order, or decree, license, order or other document issued by the government or competent department, which is applicable to Golden Benefit or Super TV and any subsidiary within the scope of its consolidated statements, except for those having no Material adverse effect on execution of this Agreement by Golden Benefit. Golden Benefit, Super TV and any subsidiary within the scope of its consolidated statements have no concluded contract that may produce any Material adverse effect on the performance of this Agreement by Golden Benefit;

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7.1.4	Except for this Agreement, no person is entitled to demand the issuance, conversion, allotment, sale or transfer of any equity in accordance with any option or agreement (including conversion right and right of first refusal, etc.), to obtain the equity or profit distribution right of Super TV and any subsidiary within the scope of its consolidated statements;

7.1.5	Golden Benefit has not applied to any court or competent governmental department for its bankruptcy, liquidation, dissolution or receivership, and have no other circumstances sufficient to lead to the termination of operation of Golden Benefit or loss of operation capacity, and there is no person taking such measures, or initiating any relevant proceeding or administrative procedure for those purposes, or threatening to do so.

7.2	Assets and Business

7.2.1	Super TV and any subsidiary within the scope of its consolidated statements are limited liabilities companies duly incorporated and validly existing under the PRC Laws. Super TV and any subsidiary within the scope of its consolidated statements have obtained all necessary approvals, consents, authorizations and licenses for their establishment and engagement in their current businesses, and such approvals, consents, authorizations and licenses are currently effective; and to the best knowledge of Golden Benefit, there is no reason or cause that could lead to the invalidity, revision or no post-registration of such approvals, consents, authorizations and licenses, and the Purchase shall in no way cause the invalidity, revision or no post-registration of such approvals, consents, authorizations and licenses. Within the business scope of Super TV and any subsidiary within the scope of its consolidated statements, no event that will affect the interests of Super TV and any subsidiary within the scope of its consolidated statements and violate the PRC Laws, has occurred;

7.2.2	Super TV and any subsidiary within the scope of its consolidated statements have the right to operate the businesses and assets they are currently operating in accordance with the PRC Laws; Golden Benefit will maintain the reputation, business and operation of Super TV and any subsidiary within the scope of its consolidated statements that are held by it, and protect the properties of Super TV and any subsidiary within the scope of its consolidated statements, and continue to prudently and consistently enable Super TV and any subsidiary within the scope of its consolidated statements to engage in their current operation activities, and continue to consistently perform all procedures and obligations that will enable the operation of Super TV and any subsidiary within the scope of its consolidated statements to be legal and valid, and in case of any Material adverse change, Golden Benefit shall immediately notify Tongda Venture in writing and assume the liabilities for breach of contract in accordance with this Agreement;

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7.2.3	In case of any transfer to any third party or any grant (for free) to any third party the use of any Material intellectual property right held by Super TV, such transfer or grant shall be submitted to Tongda Venture for deliberation and review, and the Parties shall procure such arrangement to be written in the articles of association of Super TV enforced after the Date of Closing of Target Asset.

7.2.4	Pursuant to the PRC Laws, all approval documents, ownership certificates, use right certificates, registrations, filings and other formalities as necessary for Super TV and any subsidiary within the scope of its consolidated statements to own their assets have been obtained and completed;

7.2.5	No person has applied to any court or any competent governmental department for: (i) the bankruptcy, liquidation or dissolution of Super TV and any subsidiary within the scope of its consolidated statements, or (ii) the withdrawal, revocation or cancellation of the business licenses of Super TV and any subsidiary within the scope of its consolidated statements, and no person has taken any of the said measures, initiated any relevant proceeding or administrative procedure for those purposes, or threatened to do so;

7.2.6	The assets of Super TV and any subsidiary within the scope of its consolidated statements have not been attached, frozen or taken other judicial compulsory measures, and there is no pending or predictable potential Material litigation, arbitration or administrative punishment. Golden Benefit shall unconditionally bear the liability for any claim made by any party against Super TV or any subsidiary within the scope of its consolidated statements or Tongda Venture on basis of any matter other than disclosure. Where the assets of Super TV or any subsidiary within the scope of its consolidated statements are frozen or taken any other judicial compulsory measure, Golden Benefit shall immediately notify Tongda Venture about relevant details thereof, and take all necessary measures to release such compulsory measures, and in case Golden Benefit fails to timely release such compulsory measures, Golden Benefit shall assume the corresponding liabilities for indemnification or compensation;

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7.2.7	There is no claim or litigation that is Material to the operation of Super TV and any subsidiary within the scope of its consolidated statements and made or initiated by any third person due to any infringement upon the patents, design, copyright, trademark or similar intellectual property rights of such third person, in the operation of Super TV and any subsidiary within the scope of its consolidated statements; and there is no pending dispute that will produce Material adverse effect on the operation of Super TV and any subsidiary within the scope of its consolidated statements if such dispute was ruled in favor of the other party in a litigation;

7.2.8	Except for this Agreement, Super TV and any subsidiary within the scope of its consolidated statements have no other signed but ineffective operation contracts or arrangements with abnormal business terms and conditions, which will produce any Material adverse effect on the financial or asset conditions of Super TV and any subsidiary within the scope of its consolidated statements, or therefore change the ownership status of the Target Asset.

7.3	On the Base Date of Valuation, Super TV and any subsidiary within the scope of its consolidated statements have no capital expenditure arrangement that has not been performed, in whole or in part.

7.4	Loans and Other Debts

7.4.1	On Base Date of Valuation, except for those disclosed in the Assets Valuation Report and Audit Report of the Target Asset, Super TV and any subsidiary within the scope of its consolidated statements have no unpaid loan, contingent debts or debts of other forms;

7.4.2	Super TV and any subsidiary within the scope of its consolidated statements have not received any written notice with legal force from any creditor stating that any asset of Super TV or any subsidiary within the scope of its consolidated statements will be disposed compulsorily;

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7.4.3	Except for those disclosed in the Assets Valuation Report and Audit Report of the Target Asset, Super TV and any subsidiary within the scope of its consolidated statements have not set up any mortgage, security, lien or other restriction of rights and interests that will affect all or part of their assets or businesses, or entered into any agreement, arrangement or commitment that may lead to the occurrence of the said events; and

7.4.4	No person has exercised or claimed to exercise in the future any right that may have Material adverse effect on the assets of Super TV and any subsidiary within the scope of its consolidated statements, against the assets of such companies, and there is no dispute directly or indirectly relating to such assets.

7.5	Financial Accounts

The audited financial statements of Super TV and any subsidiary within the scope of its consolidated statements provided by Golden Benefit to Tongda Venture are authentic in all Material aspects and fairly reflect the assets and liabilities (including the contingent matters, debts with undetermined amount or disputed liabilities, which shall be reflected in the financial report) of Super TV and any subsidiary within the scope of its consolidated statements at the corresponding timing, and the profits or losses of Super TV and any subsidiary within the scope of its consolidated statements within the corresponding financial periods, in accordance with the generally accepted enterprise accounting standards in PRC.

7.6	The employee incentive mechanism carried out by Golden Benefit for employees of Super TV shall remain effective, and the relevant costs shall be borne by Golden Benefit.

7.7	Disputes and Potential Disputes

7.7.1.	Except for the matters disclosed in the Assets Valuation Report and Audit Report of the Target Asset, Super TV and any subsidiary within the scope of its consolidated statements have no pending Material litigation, arbitration, dispute or claim against any property or asset of Super TV or any subsidiary within the scope of its consolidated statements, or to which Super TV or any subsidiary within the scope of its consolidated statements is a party.

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7.7.2.	Super TV and any subsidiary within the scope of its consolidated statements have not involved in any Material labor dispute or employee-employer relationship dispute, or such dispute as involved by Super TV and any subsidiary within the scope of its consolidated statements has been properly solved; and

7.7.3.	Unless such debts or liabilities have been reflected or arranged provision for in the Audit Report, all (i) indemnification, debts and costs arising out of any litigation, dispute, claim or potential litigation, dispute or claim initiated after the execution of this Agreement but resulting from facts concerning Super TV and any subsidiary within the scope of its consolidated statements before the execution of this Agreement, or (ii) economic liabilities occurred after execution of this Agreement but resulted from all long-term current or contingent liabilities of Super TV and any subsidiary within the scope of its consolidated statements before the execution of this Agreement, or (iii) economic liabilities occurred after execution of this Agreement but resulted from the operation activities (which are limited to the faults or gross negligence leading to such economic liabilities) of Super TV and any subsidiary within the scope of its consolidated statements before execution of this Agreement, shall be borne by Golden Benefit; or (iv) where Tongda Venture is required to assume the corresponding liabilities for indemnification or compensation after the Date of Closing of Target Asset due to any violation of the content provided in Article 7.2 hereof by Super TV or any subsidiary within the scope of its consolidated statements, Golden Benefit shall assume such liabilities, whether such matters can be anticipated at the time of execution of this Agreement or not.

7.8	Except for those disclosed in the Assets Valuation Report and Audit Report of the Target Asset, Super TV and any subsidiary within the scope of its consolidated statements have paid in full all due and payable taxes in accordance with the taxes prescribed by the national and local tax authorities, and have also paid in full all due and payable charges, and are not required to make any additional payment or make up any payment thereof, and they have not been punished for any violation of relevant tax regulations and charge rules. In this paragraph, “taxes” refer to all taxes levied by the finance and tax departments authorized by the State from Super TV and any subsidiary within the scope of its consolidated statements in accordance with the provisions of PRC Laws; “charges” refer to all expenses and costs legally charged by relevant governmental departments from Super TV and any subsidiary within the scope of its consolidated statements in accordance with the provisions of PRC Laws.

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7.9	Non-competition and Non-solicitation

Considering that there is non-competition arrangements in the labor contracts concluded between Super TV and any subsidiary within the scope of its consolidated statements and their employees, prior to the Date of Closing of Target Asset and subject to the existing PRC laws and regulations, Golden Benefit will urge Super TV and any subsidiary within the scope of its consolidated statements to renew their labor contracts with their management and core technicians to the date of expiry of Performance Commitment Period, so as to facilitate the realization of the promised profits of Super TV and any subsidiary within the scope of its consolidated statements within the Performance Commitment Period and the sustainable development and maintenance of competitive advantages upon completion of the Purchase, and will also urge the management and core technicians of Super TV and any subsidiary within the scope of its consolidated statements to execute a non-competition undertaking as agreed by the Parties and satisfying the regulatory requirements for listed companies, so as to facilitate the management and core technicians of Super TV and any subsidiary within the scope of its consolidated statements not to directly or indirectly participate in any business or activity competing with the current businesses of the Parties.

Article 8 Representations, Warranties and Undertakings of Cinda Investment

8.1	Cinda Investment is a duly incorporated and validly existing company, and owns all powers and authorities as necessary for execution of this Agreement and performance of the duties and obligations hereunder; the signatory executing this Agreement on its behalf is its duly authorized signatory and has the power the execute this Agreement.

8.2	Given that the original businesses of Super TV and Tongda Venture belong to different industries, and there are performance commitments in the Purchase, and Golden Benefit proposes to participate in the subscription of shares of the Non-public Offering of Tongda Venture, Cinda Investment as the controlling shareholder of Tongda Venture guarantees to cast an affirmative vote for this transaction, and cast affirmative votes for the director and supervisor candidates nominated by Golden Benefit to Tongda Venture upon completion of the Purchase.

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8.3	Cinda Investment will comply with its obligations agreed in Article 5 hereof, and make every efforts to facilitate Tongda Venture to further improve the marketization management mechanism, so as to promote the sustainable and stable operation of the digital TV businesses under the Purchase.

8.4	Cinda Investment will make every efforts to facilitate Tongda Venture to timely pay in full the Cash Consideration to Golden Benefit.

Article 9 Representations, Warranties and Undertakings of Tongda Venture

9.1	Tongda Venture is a duly incorporated and validly existing company limited by shares, and owns all powers and authorities as necessary for execution of this Agreement and performance of its obligations hereunder.

9.2	The execution, delivery and performance of this Agreement by Tongda Venture will not conflict with the following documents, or lead to any violation of the following documents, or lead to any termination or withdrawal of any obligation or the occurrence of any acceleration of exercise of rights (which shall, in each case, refer to the rights exercised by the Parties): (i) Constitutional Documents of Tongda Venture; (ii) any contract or governmental approval concluded by or binding upon Tongda Venture, or (iii) any law applicable to Tongda Venture. Tongda Venture has no concluded contract that may produce Material adverse effect on the performance of this Agreement by Tongda Venture.

9.3	Tongda Venture has not applied to any court or competent governmental department for its bankruptcy, liquidation, dissolution or receivership, and has no other circumstances sufficient to lead to the termination of operation of Tongda Venture or loss of operation capacity, and there is no person taking such measures, or initiating any relevant proceeding or administrative procedure for those purposes, or threatening to do so.

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9.4	Tongda Venture will promote the Non-public Offering as soon as possible to use the raised funds to complete the Purchase, so as to realize its transformation and performance improvement.

9.5	Tongda Venture will comply with the provisions of Article 5 hereof, and endeavor to facilitate the stability of the board of directors and the management of Super TV, so as to promote the stable operation and sustainable development of the digital TV businesses under the Purchase.

9.6	Tongda Venture will pay the Cash Consideration to Golden Benefit on time and in full, in accordance with the provisions of this Agreement. Tongda Venture will fully communicate with Golden Benefit on such tax issues as withholding enterprise income tax, before withholding the enterprise income tax and other taxes levied against the transfer of 100% equity of Super TV by Golden Benefit in accordance with Article 3.6 hereof.

9.7	All information and materials (including financial reports) publicly disclosed by Tongda Venture are authentic, accurate and complete.

9.8	Subject to the PRC Laws and relevant regulatory requirements for listed companies, Tongda Venture will cooperate with and assist CDTV Holding in satisfying the disclosure required for listed companies and other compliance requirements under the securities laws of the United States, including providing all necessary financial information and other information and cooperating with the audit performed in accordance with the generally accepted accounting standards of the United States, etc.

Article 10 Representations, Warranties and Undertakings of CDTV Holding and CDTV Technology

10.1	CDTV Holding and CDTV Technology are companies duly incorporated and validly existing, and own all rights and authorities as necessary for execution of this Agreement and performance of their obligations hereunder.

10.2	The execution, delivery and performance of this Agreement by CDTV Holding and CDTV Technology will not conflict with the following documents, or lead to any violation of the following documents, or lead to any termination or withdrawal of any obligation or the occurrence of any acceleration of exercise of rights (which shall, in each case, refer to the rights exercised by the Parties): (i) Constitutional Documents of CDTV Holding and CDTV Technology; (ii) any contract or governmental approval concluded by or binding upon CDTV Holding and CDTV Technology, or (iii) any law applicable to CDTV Holding and CDTV Technology. CDTV Holding and CDTV Technology have no concluded contract that may produce Material adverse effect on their performance of this Agreement.

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10.3	CDTV Holding guarantees to assume the irrevocable joint and several guarantee liabilities for the realization of Expected Net Profits promised by Golden Benefit in accordance with the provisions of this Agreement, and such guarantee has been approved by the general meeting of shareholders of CDTV Holding at the time of effectiveness of this Agreement.

10.4	CDTV Holding undertakes that it will always have and maintain the capacity to provide the irrevocable joint and several liability guarantee hereunder during the Performance Commitment Period.

10.5	CDTV Holding undertakes that, within the Performance Commitment Period: the amount of its cumulative cash bonus will not exceed USD3.33 per share, and CDTV Holding must pay a performance commitment deposit to Tongda Venture for any part in excess thereof and with an amount equal to such part in excess thereof; in case CDTV Holding carries out any distribution (including bonus issue, conversion of capital reserves into share capital, distribution of dividends, etc.), such amount of cumulative cash bonus shall be subject to corresponding ex-right and ex-dividend treatment. The cash bonus as mentioned in the preceding undertaking is only limited to the part of Cash Consideration obtained by CDTV Holding through the Purchase, and has nothing to do with any cash bonus of CDTV generated from any other business.

Article 11 Transitional Period

11.1	During the Transitional Period, where the net profits attributable to the owner of the parent company under the consolidated statements of Super TV (after deducting the non-recurring profits and losses) are positive, then, upon completion of the Purchase, such profits shall be enjoyed by Tongda Venture; and if negative, Golden Benefit shall be responsible for making up any difference to the amount of net assets of Super TV at the Base Date of Valuation.

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11.2	The Parties agree that, upon Closing of Target Asset, the audit agency with securities and futures practice qualifications and as jointly recognized by Party A and Party B shall audit Super TV to determine the profits and losses of Target Asset during the Transitional Period.

11.3	Golden Benefit undertakes that, during the Transitional Period, it will perform the obligation of due care and diligence for Super TV and any subsidiary within the scope of its consolidated statements, and reasonably and normally manage and operate Super TV and any subsidiary within the scope of its consolidated statements, including but not limited to:

11.3.1	During the Transitional Period, unless otherwise specified herein or with the written consent of Tongda Venture, Golden Benefit shall guarantee that Super TV and any subsidiary within the scope of its consolidated statements will (i) conduct daily operation in a way consistent with the past practices and prudent business practices in the course of normal business, and (ii) make commercially reasonable efforts to maintain all assets required in the daily operation in good conditions, and maintain real estate assets and all relationships with customers, employees and other persons in connection with daily operation;

11.3.2	Golden Benefit shall ensure Tongda Venture or persons appointed by Tongda Venture to be able to timely know all important production and operation activities of Super TV and any subsidiary within the scope of its consolidated statements, and shall fully provide all information in connection with Super TV and any subsidiary within the scope of its consolidated statements as reasonably required by Tongda Venture to Tongda Venture or persons appointed by Tongda Venture;

11.3.3	Subject to the provisions of the two preceding paragraphs, Golden Benefit guarantees that Super TV and any subsidiary within the scope of its consolidated statements will not (i) conduct any foreign investment or acquisition or dispose their significant assets; (ii) have any Material adverse change in their asset or debt conditions; (iii) waive or transfer any Material rights (including creditor’s rights and security interests); (iv) execute any new Material contract excepted as required in normal business, or modify, change or terminate any existing Material contract (except for implementation of normal operation business contracts determined before the date of this Agreement by Super TV and any subsidiary within the scope of its consolidated statements); (v) provide any external loan or guarantee; (vi) assume indebtedness or other liabilities or waive any right in connection therewith; (vii) increase or decrease of registered capital; (viii) distribute or pay out any dividend, bonus or other benefits to shareholders (except for any distribution of bonus announced before execution of this Agreement); or (ix) conduct other matters that may produce any Material adverse effect on the rights and interests of Super TV and any subsidiary within the scope of its consolidated statements that are transferred to Tongda Venture in accordance with this Agreement, if the aforementioned activities are beyond their normal operation scope.

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11.3.4	Where Super TV or any subsidiary within the scope of its consolidated statements occurs any Material adverse matter that may affect the Purchase during the Transitional Period, Golden Benefit shall timely notify Tongda Venture and take appropriate measures to avoid any loss of Tongda Venture suffered thereby.

Article 12 Guarantee

CDTV Holding will provide an irrevocable joint and several liability guarantee for the obligations of Golden Benefit under this Agreement.

Article 13 Assumption of Taxes and Charges

All charges and taxes collected and levied by all governmental departments in connection with this transaction shall be respectively assumed by the Parties in accordance with relevant laws and regulations.

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Article 14 Effectiveness

14.1	This Agreement shall be established from the date of signature and seal by the Parties, and shall become effective upon satisfaction of the following conditions:

14.1.1	Where the board of directors of Tongda Venture approves the Non-public Offering of Tongda Venture;

14.1.2	Where the general meeting of shareholders of Tongda Venture approves the Non-public Offering of Tongda Venture;

14.1.3	Where the board of directors and the general meeting of shareholders of CDTV Holding approve the Purchase and relevant transactions;

14.1.4	Where Cinda Investment has fully completed the approval procedures for the Non-public Offering of Tongda Venture;

14.1.5	Where the Ministry of Commerce approves the investment into Tongda Venture by Golden Benefit;

14.1.6	Where CSRC approves the Non-public Offering of Tongda Venture and signs and issues the approval documents; and

14.1.7	Where the competent commerce department of Super TV approves this transaction.

This Agreement shall become effective upon satisfaction of all conditions mentioned above.

14.2	Where any condition under Article 14.1 hereof cannot be realized or satisfied within the expected reasonable time limit, the Parties shall conduct friendly negotiation, and shall, on the precondition of maintaining the fair interests of the Parties (including realization of the purpose of the Purchase), and on the principles of and under the targets of continuously and jointly promoting Tongda Venture to improve assets quality, improve financial conditions, enhance sustainable profitability and protect interests of minority shareholders, make revision, adjustment, supplement and improvement to the scheme of the Non-public Offering of Tongda Venture and/or this Agreement in accordance with the methods and contents required by relevant governmental departments or relevant laws, so as to enable the said targets to be finally realized in compliance with the requirements of applicable laws and in line with the benefits of the Parties.

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Article 15 Liabilities for Breach of Contract

15.1	Upon execution of this Agreement, except for Force Majeure, each party shall assume the corresponding liabilities for its non-performance or improper performance of any of its obligation hereunder, or its violation of any of its representations, warranties or undertakings made hereunder, in accordance with the provisions of laws.

15.2	Where the purpose of this Agreement is frustrated due to any party’s non-performance or improper performance of any of its obligations hereunder, the non-breaching party may terminate this Agreement, and if the breaching party causes any loss to other parties, it shall fully indemnify such loss (including but not limited to attorney’s fee, litigation fee and investigation and evidence collection fee, etc.).

15.3	Where Cinda Investment and/or Tongda Venture violate any provision of Article 5 hereof, which leads to any loss of Golden Benefit, the breaching party (-ies) shall fully indemnify such loss (including but not limited to attorney’s fee, litigation fee and investigation and evidence collection fee, etc.).

15.4	Where Tongda Venture fails to pay Cash Consideration to Golden Benefit as agreed herein, for each day in delay, it shall pay liquidated damages to Golden Benefit with an amount calculated by multiplying the due and unpaid amount with 110% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365); where Tongda Venture’s such failure continues for more than 90 days, Tongda Venture shall pay liquidated damages to Golden Benefit with an amount calculated by multiplying the due and unpaid amount with 200% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365).

15.5	Where Golden Benefit fails to make relevant declaration within the time limit agreed in Article 4.2.1 and Article 4.2.2 hereof, for each day in delay, it shall pay liquidated damages to Tongda Venture with an amount calculated by multiplying the total transaction consideration with 110% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365); where Golden Benefit’s such failure continues for more than 90 days, Golden Benefit shall pay liquidated damages to Tongda Venture with an amount calculated by multiplying the total transaction consideration with 200% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365).

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15.6	Where Golden Benefit fails to pay compensation to Tongda Venture in accordance with the Profit Compensation Agreement, for each day in delay, it shall pay liquidated damages to Tongda Venture with an amount calculated by multiplying the payable compensation amount with 110% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365); where Golden Benefit’s such failure continues for more than 90 days, Golden Benefit shall pay liquidated damages to Tongda Venture with an amount calculated by multiplying the payable compensation amount with 200% of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365).

15.7	The breaching party shall legally assume the liabilities for breach of contract to the non-breaching parties in accordance with the provisions of this Agreement and the laws, and indemnify the non-breaching parties against any and all losses they have suffered due to its breach (including litigation fee, preservation fee, notarization fee, intermediary agency fee and all other reasonable costs incurred for avoidance of losses).

15.8	The liabilities for breach of contract or guarantee liabilities of Golden Benefit and its shareholders shall be limited to the Purchase Consideration received by Golden Benefit. Where Tongda Venture suffers any loss due to the breach of Golden Benefit, then within the scope of indemnification, Tongda Venture shall not calculate the corresponding loss amount into profits/losses for the purpose of application of the profits commitment of Golden Benefit, so as to avoid double compensation.

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Article 16 Assignment, Change, Revision, Supplement and Termination of this Agreement

16.1	Without the prior written consent of the other Parties, neither party may assign this Agreement or any of its rights or obligations hereunder.

16.2	This Agreement may be changed, revised or supplemented in accordance with the adjustment to and change in the transaction scheme.

16.3	Any change, revision and supplement to this Agreement shall be made in writing by the Parties upon negotiation, provided that the revised or changed agreement or supplementary agreement shall be approved by their applicable internal organizations and the relevant competent departments of the State having examination and approval power over the Non-public Offering of Tongda Venture, including but not limited to the necessary consent of CSRC (if any).

16.4	Where the Purchase fails to be completed on December 31, 2015, then unless the Parties agree to an extension upon negotiation, otherwise, this Agreement shall be automatically terminated, and unless such termination is caused by the breach of this Agreement by a party/the parties, the Parties shall not assume the liabilities for breach of contract to each other.

Article 17 Force Majeure

17.1	For the purpose of this Agreement, “Force Majeure Event” refers to any event occurring after the date of this Agreement that is unforeseeable, inevitable and insurmountable(even if foreseeable) to and beyond the reasonable control of, the affected party, which objectively makes the full or partial performance of this Agreement by such party become impossible or impractical, including but not limited to flood, fire, drought, typhoon, earthquake and other acts of God, traffic accident, epidemics, strike, riot, disturbance and war (whether declared or not) and the action or inaction of any governmental department.

17.2	Where a Party cannot perform or fully perform this Agreement due to any Force Majeure Event, such Party shall immediately notify such event in writing to the other Parties to this Agreement, and shall, within 7 Business Days upon occurrence of such event, provide details thereof and valid certificate for impossibility for full or partial performance or reasons for postponed performance.

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17.3	Where a Party cannot fully or partially perform any of its obligations hereunder due to Force Majeure Event, it will not constitute a breach of contract, and the performance of such obligation shall be suspended during the period when the Force Majeure Event impedes its performance. Upon termination or elimination of the Force Majeure Event and its effects, such Party must immediately resume its performance of all obligations hereunder. Where the Force Majeure Event and its effects last for 30 days or a longer period and cause a Party hereto to lose its ability to continue in performing this Agreement, then any Party may determine to terminate this Agreement.

17.4	Where this Agreement cannot be performed or performed as agreed directly due to any Material adjustment to any national policy or law, regulation or normative document upon execution of this Agreement, the Parties shall be faultless and not hold any Party hereto accountable for any liability for breach of contract due to failure to perform this Agreement as agreed, and the Parties shall negotiate whether to terminate this Agreement or to postpone the performance of this Agreement, in accordance with the extent to which such adjustment affects the performance of this Agreement.

Article 18 Independent Clauses

Where any provision or several provisions as set forth herein become invalid, illegal or unenforceable in any aspect under any applicable law, the validity, legality and enforceability of the remaining provisions hereof shall in no way be affected.

Article 19 Dispute Resolution

19.1	The conclusion and performance of this Agreement shall be governed by and interpreted in accordance with the PRC Laws.

19.2	Any dispute arising out of this Agreement shall be first solved through negotiation, and in case failure to do so, either party may submit the dispute to the court of jurisdiction at the place of conclusion of contract to solve the dispute by litigation.

19.3	Except for the disputed clauses, the validity or specific performance of other clauses of this Agreement shall not be affected during the dispute resolution.

19.4	Where some provisions of this Agreement are terminated or declared to be invalid in accordance with the laws or this Agreement, the validity of other provisions hereof shall not be affected.

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Article 20 Notice

20.1	All notices or written communications given by any party hereunder may be sent by fax or by letter through courier services, or rapidly transmitted or sent to the other Parties, and notify the other Parties by phone. Any notice or communication given under this Agreement, if sent by letter through courier services, the date of signing for receipt shall be the date of receipt; if sent by fax, the date sending the fax (if it is not a Business Day, the first Business Day immediately after such date) shall be the date of receipt.

20.2	All notices and communications shall be sent to the addresses agreed herein, and if any party changes its correspondence address and fails to timely notify the other parties, then all relevant documents sent to the original address of such party by the other Parties before they are officially informed of such change, shall be deemed as service to such party.

If sent to Shanghai Tongda Venture Capital Co., Ltd.:

Contact Person: NIU Yong

Address: 21/F, Lucky Mansion, No.660 Shangcheng Road, Pudong New Area, Shanghai

Postal Code: 200120

Phone: 021-61638802

Fax: 021-58792032

If sent to Golden Benefit Technology Limited:

Contact Person: LU Zengxiang

Address: Room 406, 4/F, Tower B, Jingmeng High-tech Building, No.5-2 Shangdi East Road, Haidian District, Beijing

Postal Code: 100086

Tel: 010-62971199

Fax: 010-62975009

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If sent to Cinda Investment Co., Ltd.:

Contact Person: SUN Jingsong

Address: 18/F, Tower C, Beijing International Building, No.18 A Zhongguancun South Street, Haidian District, Beijing

Postal Code: 100081

Tel: 010-62151299

Fax: 010-62157345

If sent to China Digital TV Holding Co., Ltd.:

Contact Person: LU Zengxiang

Address: Room 406, 4/F, Tower B, Jingmeng High-tech Building, No.5-2 Shangdi East Road, Haidian District, Beijing

Postal Code: 100086

Tel: 010-62971199

Fax: 010-62975009

Article 21 Miscellaneous

21.1.	Subsequent Agreement

The Parties agree to execute a supplementary agreement for any matter not covered herein in accordance with the principles determined in this Agreement, upon completion of audit, valuation and profit forecast examination.

21.2.	Waiver

21.2.1.	If any party waives any breach of duty or obligation under this Agreement by other parties, the waiving party shall make a written waiver for that and sign thereon, and such waiver shall not be deemed as a waiver of other breaches hereunder by other parties in the future.

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21.2.2.	Where any party hereto fails to exercise or delays in exercising any right, power or privilege under this Agreement, it shall not constitute a waiver of such right, power or privilege by such party; and any single or partial exercise of such right, power or privilege by such party shall not impede its further exercise of such right, power or privilege in the future.

21.3.	Upon execution of this Agreement, in case of any Material change to the matters agreed herein, which leads to any Material change to the Purchase, the Parties shall jointly formulate a resolution to protect the interests of the Parties in the spirit of mutual trust and benefit and friendly negotiation.

21.4.	The headings of the chapters, articles and paragraphs of this Agreement are for convenience only, and shall in no way affect the interpretation of the terms of this Agreement.

21.5.	This Agreement is made in 18 copies of equal legal force. The Parties hereto shall each hold three copies of this Agreement, and the rest shall be kept by Tongda Venture for going through the relevant formalities for examination and approval, registration or filing.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page of the Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party A: Shanghai Tongda Venture Capital Co., Ltd. (Seal)

/s/Liwu Zhou

Legal Representative or Authorized Representative (Signature):

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(This page is intentionally left blank, and is the signature page of the Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party B: Golden Benefit Technology Limited

/s/Zengxiang Lu

Director or Authorized Representative (Signature):

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(This page is intentionally left blank, and is the signature page of the Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party C: Cinda Investment Co., Ltd. (Seal)

/s/Deran Li

Legal Representative or Authorized Representative (Signature):

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(This page is intentionally left blank, and is the signature page of the Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party D: China Digital TV Holding Co., Ltd.

/s/Zengxiang Lu

Chairman or Authorized Representative (Signature)

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(This page is intentionally left blank, and is the signature page of the Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party E: China Digital TV Technology Co., Ltd.

/s/Zengxiang Lu

Director or Authorized Representative (Signature)

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Annex A-1

Supplementary Share Transfer Agreement

of

Beijing Super TV Co., Ltd.*

October 27, 2014

*English translation of the original in Chinese.

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Supplementary Share Transfer Agreement

of

Beijing Super TV Co., Ltd.

This Supplementary Share Transfer Agreement is made and entered into by and among the following parties on October 27, 2014 in Beijing:

Party A (“Purchaser”): Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Tongda Venture”)

Legal Representative: ZHOU Liwu

Registered Address: 24/F Yinqiao Building, No.58 Jinxin Road, Pudong New Area, Shanghai

Party B (“Transferor”): Golden Benefit Technology Limited (hereinafter referred to as “Golden Benefit”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Party C: Cinda Investment Co., Ltd. (hereinafter referred to as the “Cinda Investment”)

Legal Representative: LI Deran

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Registered Address: No.1 Building, Courtyard No.9, Naoshikou Avenue, Xicheng District

Party D: China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding”)

Chairman: LU Zengxiang

Registered Address: Cricket Square, Hutchins Drive, PO BOX 2681, Grand Cayman, KY1-1111, Cayman Islands

Party E: China Digital TV Technology Co., Ltd. (hereinafter referred to as the “CDTV Technology”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

The parties mentioned above are hereinafter collectively referred to as the “Parties”.

Whereas:

1. With respect to the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit, on October 9, 2014, the Parties have concluded the Share Transfer Agreement of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Share Transfer Agreement”), and on the same day, Tongda Venture, Golden Benefit and CDTV Holding have concluded the Profit Compensation Agreement for the Transfer of Shares of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Profit Compensation Agreement”) with respect to special commitments on performance of Super TV made by Golden Benefit and the compensation thereof.

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2. Article 3.1 of the Share Transfer Agreement states that, considering that the preparation of the Valuation Report of Target Asset has not completed up to the date of this Agreement, the Parties agree to conclude a supplementary agreement to finally determine the Purchase Consideration of the Target Asset upon completion of the preparation of the Valuation Report of Target Asset.

3. Up to the date of this Supplementary Share Transfer Agreement, the preparation of the Valuation Report of Target Asset has completed.

In order to specify the rights and obligations of the Parties and on the principles of equality and mutual benefits, the Parties have agreed as follows for joint compliance:

Article 1 The Parties agree to revise the definitions of “Expected Net Profits” and “Actual Net Profits” in Article 1 of the Share Transfer Agreement as follows:

“Expected Net Profits” refer to the net profits of Super TV attributable to the owner of the parent company under the consolidated statements of 2014, 2015 and 2016, before or after deducting the non-recurring profits and losses, whichever lower, as promised by Golden Benefits.

“Actual Net Profits” refer to realized net profits of Super TV attributable to the owner of the parent company under the consolidated statements of 2014, 2015 and 2016 audited by an accounting firm with securities business qualifications, before or after deducting the non-recurring profits and losses, whichever lower

Article 2 Article 3.1 of the Share Transfer Agreement shall be revised as follows:

Pursuant to the Valuation Report (Zhong Lian Ping Bao Zi [2014] No.1100) issued by China United Asset Appraisal Group Co. , Ltd., the assessed value of the Target Asset on the Base Date of Valuation is RMB3,204,481,200; therefore, the Parties agree that the Purchase Consideration of the Target Asset shall be determined as RMB3,200,000,000.

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Article 3 Article 3.4 of the Share Transfer Agreement shall be revised as follows:

The Parties agree that the Purchase Consideration shall be consisted of Share Consideration and Cash Consideration, of which, Share Consideration shall be the 77,294,685 shares of Tongda Venture with a total value of RMB800,000,000 calculated on basis of the issue price of the Non-public Offering of Tongda Venture, i.e. RMB10.35 per share; and the Cash Consideration shall be RMB2,400,000,000.

Article 4 Article 3.6 of the Share Transfer Agreement shall be amended as follows:

The Cash Consideration shall be paid in the following order:

(1)	Within 5 Business Days upon the satisfaction of the conditions for tax declaration and the transfer of funds raised from the Non-public Offering to the special account for raising funds opened by Tongda Venture, Tongda Venture shall declare and withhold the enterprise income tax and other taxes (which shall be specifically determined by competent tax authorities according to the laws) applicable to the transfer of 100% equity of Super TV by Golden Benefit;

(2)	Within 15 Business Days upon the date of completion of the withholding of the enterprise income tax and other taxes applicable to the transfer of 100% equity of Super TV by Golden Benefit and compliance with the restrictive conditions on tax and foreign exchange control as required for making overseas payments to Golden Benefit by Tongda Venture, Tongda Venture shall go to the designated foreign exchange bank to apply for going through the examination and review formalities for payment of at least 35% of the Cash Consideration in foreign exchange to Golden Benefit; and

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(3)	Within 5 Business Days upon completion of change of shareholder registration of Super TV and satisfaction of the conditions for purchase and payment of foreign exchange, Tongda Venture shall go to the designated foreign exchange bank to apply for going through the examination and review formalities for payment to Golden Benefit in foreign exchange of the remaining Cash Consideration deducting all withholding taxes legally assessed by the competent tax authorities.

Article 5 Article 4.2.2 of the Share Transfer Agreement shall be revised as follows:

Within 5 Business Days upon completion of the payment of Cash Consideration agreed in Article 4 (2) hereof, Super TV shall apply to the industry and commerce administration for change of shareholder registration under this Purchase to register Tongda Venture as its shareholder.

Notwithstanding the foregoing, where Tongda Venture fails to meet the conditions for payment of Cash Consideration under Article 4 (2) hereof due to commerce, taxation, foreign exchange control or other restrictive conditions, Golden Benefit and Tongda Venture agree to further negotiate the order of payment of Cash Consideration and the time for submittal of application for change of industrial and commercial registration subject to compliance with the existing laws and regulations.

Article 6 Article 5.1 of the Share Transfer Agreement shall be revised as follows:

The Parties agree that, upon completion of the Purchase, they will jointly make efforts to promote Tongda Venture to further improve the marketization management mechanism, so as to facilitate the stable operation and sustainable development of digital TV businesses under the Purchase. Upon completion of the Purchase, the board of directors of Tongda Venture will be overhauled and consisted of 9 members, of which, three are independent directors. Golden Benefit will recommend 2 candidates for director and Cinda Investment agrees to cast affirmative votes for the candidates for director recommended by Golden Benefit, and for that such candidates will serve as members of the Tongda Venture Strategic Committee. In order to satisfy the business development needs of Tongda Venture, Cinda Investment agrees to employ 1-2 professional managers to serve as senior executives of Tongda Venture to be in charge of the relevant businesses of Super TV, by recommendation of Golden Benefit or market-oriented employment.

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Article 7 Article 9.8 of the Share Transfer Agreement shall be revised as follows:

Subject to the PRC Laws and relevant regulatory requirements for listed companies, and in order to cooperate with the audit requirements for CDTV Holding, Tongda Venture agrees that CDTV Holding may use the information in the audited and unaudited financial reports of Tongda Venture that have been announced, in its disclosure documents and other communications with its shareholders (including the Letter for Submittal of Voting Proxy).

Article 8 Miscellaneous

In case of any inconsistency between the Share Transfer Agreement and this Supplementary Share Transfer Agreement, the provisions of this Supplementary Share Transfer Agreement shall prevail; matters not covered herein shall be handled in accordance with the provisions of the Share Transfer Agreement.

This Supplementary Share Transfer Agreement shall be established from the date of the signature and seal by the Parties, and shall become effective on the effectiveness of the Share Transfer Agreement.

This Supplementary Share Transfer Agreement is made in 18 copies of equal legal force. The Parties hereto shall each hold three copies of this Supplementary Share Transfer Agreement, and the rest shall be kept by Tongda Venture for going through the relevant formalities for examination and approval, registration or filing.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page of the Supplementary Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party A: Shanghai Tongda Venture Capital Co., Ltd. (Seal)

Legal Representative or Authorized Representative:

/s/ZHOU Liwu

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(This page is intentionally left blank, and is the signature page of the Supplementary Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party B: Golden Benefit Technology Limited

Director or Authorized Representative:

/s/LU Zengxiang

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(This page is intentionally left blank, and is the signature page of the Supplementary Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party C: Cinda Investment Co., Ltd. (Seal)

Legal Representative or Authorized Representative:

/s/LI Deran

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(This page is intentionally left blank, and is the signature page of the Supplementary Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party D: China Digital TV Holding Co., Ltd.

Chairman or Authorized Representative:

/s/LU Zengxiang

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(This page is intentionally left blank, and is the signature page of the Supplementary Share Transfer Agreement of Beijing Super TV Co., Ltd.)

Party E: China Digital TV Technology Co., Ltd.

Director or Authorized Representative:

/s/LU Zengxiang

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Annex B

Profit Compensation Agreement

for Transfer of Shares

of

Beijing Super TV Co., Ltd.*

October 9, 2014

*English translation of the original in Chinese.

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Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.

This Agreement is made and entered into by and among the following parties on October 9, 2014 in Beijing:

Party A: Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Tongda Venture”)

Legal Representative: ZHOU Liwu

Registered Address: 24/F Yinqiao Building, No.58 Jinxin Road, Pudong New Area, Shanghai

Party B: Golden Benefit Technology Limited (hereinafter referred to as “Golden Benefit”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Party C: China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding”)

Chairman: LU Zengxiang

Registered Address: Cricket Square, Hutchins Drive, PO BOX 2681, Grand Cayman, KY1-1111, Cayman Islands

Whereas:

1.  Tongda Venture is a company limited by shares duly incorporated and validly existing under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”) and listed on Shanghai Stock Exchange, with the stock code of 600647.

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2.  Prior to the implementation of the transaction under this Agreement, Cinda Investment Co., Ltd. (hereinafter referred to as “Cinda Investment”) is the controlling shareholder of Tongda Venture.

3.  Golden Benefit is a company duly incorporated and legally existing under the laws of Hong Kong, and China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding") holds 100% equity of Golden Benefit through its wholly-owned subsidiary, China Digital TV Technology Co., Ltd. (hereinafter referred to as the “CDTV Technology”).

4.  Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV”) is a wholly foreign-owned enterprise duly incorporated and validly existing under the PRC Laws, and Golden Benefit owns 100% equity of Super TV. Super TV holds 100% equity of Beijing Novel-Super Digital TV Technology Co., Ltd. (hereinafter referred to as the “NSTV”).

5.  Tongda Venture proposes to carry out a non-public offering of shares to purchase 100% equity of Super TV as held by Golden Benefit (hereinafter referred to as the “Non-public Offering”). Tongda Venture will pay the Purchase Consideration partially in cash and partially by equity.

6.  Golden Benefit agrees to transfer the 100% equity of Super TV it held (hereinafter referred to as the “Target Asset”) to Tongda Venture in accordance with the provisions of the Share Transfer Agreement of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Share Transfer Agreement”), and Tongda Venture will pay consideration to Golden Benefit partially in cash and partially by equity (i.e. Golden Benefit will subscribe 77,294,685 shares issued in the Non-public Offering by Tongda Venture, with the equity of Super TV it held, which is valued RMB800,000,000). Upon completion of the Purchase, Tongda Venture will hold 100% equity of Super TV, and Golden Benefit will no longer hold any equity of Super TV, and in the meanwhile, Golden Benefit will obtain 17.24% equity of Tongda Venture through subscription.

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7.  Tongda Venture has engaged an assets valuation agency with securities and futures practice qualifications to evaluate Super TV and issue a Valuation Report (hereinafter referred to as the “Valuation Report”), and such assets valuation agency has used the present earning value method to evaluate the Target Asset and such evaluation will serve as the reference basis for pricing. Golden Benefit and Tongda Venture agree to enter into a specific and feasible compensation agreement applicable to the circumstance when the Actual Net Profits of the underlying asset is less than the Expected Net Profits.

In order to protect the legal rights and interests of Tongda Venture and its shareholders and upon friendly negotiation, the Parties have agreed as follows with respect to the compensation for any difference between the Actual Net Profits and the Expected Net Profits of Target Asset upon the Purchase, and relevant matters:

Article 1     Definitions

For the purpose of this Agreement, unless otherwise provided herein or unless the context otherwise requires, the following terms used in this Agreement shall have the following meaning:

“Tongda Venture”	refers to Shanghai Tongda Venture Capital Co., Ltd.

“Cinda Investment”	refers to Cinda Investment Co., Ltd.

“Golden Benefit”	refers to Golden Benefit Technology Ltd.

“CDTV Holding”	refers to China Digital TV Holding Co., Ltd.

“CDTV Technology”	refers to China Digital TV Technology Co., Ltd.

"Super TV” or “Target Company”	refers to Beijing Super TV Co., Ltd.

“NSTV”	refers to Beijing Novel-Super Digital TV Technology Co., Ltd.

“Target Asset”	refers to the 100% equity of Super TV as held by Golden Benefit.

“Non-public Offering”	refers to the non-public offering by Tongda Venture to no more than 10 (inclusive) particular investors at a locked price for the purpose of raising funds to purchase the equity of Super TV.

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“Non-public Offering Price”	refers to the price equal to 90% of the average stock trading price during the 20 trading days prior to the Pricing Base Day of the Non-public Offering by Tongda Venture (and after the ex-dividend on August 13, 2014) (which is also 90% of the average stock trading price during the 20 trading days prior to the suspension of Tongda Venture on May 19, 2014 and after the ex-dividend on August 13, 2014), i.e. RMB10.35 per share.。

“Purchase”	refers to the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit.

“Purchase Consideration”	refers to the price for the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit, including Cash Consideration and Share Consideration.

“Share Consideration”	refers to the shares issued by Tongda Venture to Golden Benefit in the Purchase.

“Cash Consideration”	refers to the consideration paid in cash by Tongda Venture to Golden Benefit in the Purchase.

“Valuation Report”	refers to the assets valuation report issued for the Target Asset up to the Base Date of Valuation by the assets valuation agency with securities and futures practice qualifications, including all appendices of such report.

"Assessed Value of Target Asset”	refers to the assessed value of Super TV indicated on the Valuation Report.

“Audit Report”	refers to the audit reports issued by the audit agency with securities and futures practice qualifications after auditing the financial reports of the Target Company for 2012, 2013 and the period from January 1, 2014 to the Base Date of Valuation, including the financial statements and notes of such financial reports.

“Base Date of Valuation”	refers to the base date for valuation of Super TV, i.e. June 30, 2014.

“Purchase Completion Date”	refers to the date when, upon ending of the issuance of shares of the Non-public Offering of Tongda Venture as approved by the China Securities Regulatory Commission, Super TV changes its shareholder registration and registers Tongda Venture as its shareholder, and Tongda Venture completes the shareholder registrar registration for the Non-public Offering with the share registration authority, and the Cash Consideration has been paid in full.

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“Expected Net Profits”	refers to the net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV (after deducting non-recurring profits and losses), which is promised by Golden Benefit.

“Actual Net Profits”	refers to the net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV audited by accounting firm with securities practice qualifications (after deducting non-recurring profits and losses).

"Performance Commitment Period”	refers to the accounting years of 2014, 2015 and 2016.

"Performance Commitment”	refers to the commitment made by Golden Benefit that Super TV will realize Expected Net Profits during the Performance Commitment Period.

“Share Compensation”	refers to the compensation made by Golden Benefit to Tongda Venture by the shares subscribed by Golden Benefit in the Non-public Offering of Tongda Venture, when and only when the Actual Net Profits of Super TV in 2014, 2015 or 2016 fail to reach the Expected Net Profits.

“Agreement”	refers to the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd., including appendices and supplementary agreements (if any) of this Agreement.

“PRC”	refers to the People’s Republic of China, and shall, for the purpose of this Agreement, exclude Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan.

“PRC Laws”	mean, with respect to any person, all PRC laws, regulations, decisions, orders, local regulations, autonomous regulations and separate regulations, rules of the departments under the State Council and of the local governments, and other legally binding normative documents of other forms, which are applicable to such person or which are made public, in force, applicable to and binding upon such person or any property of such person.

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“CSRC”	refers to the China Securities Regulatory Commission.

“Business Day”	refers to any calendar day other than Saturday, Sunday and legal holidays in China.

“RMB”	shall refer to, in this Agreement and unless otherwise stated, the legal tender of China, i.e. Renminbi.

Article 2     Profit Forecast Indicators

2.1	Considering that the Purchase Consideration of Target Asset agreed in the Share Transfer Agreement executed by the Parties is finally determined upon negotiation on basis of the assessed value indicated in the Valuation Report of Target Asset, the Parties unanimously confirm that for this purpose the profits forecast indicators under this Agreement shall be determined by the following formula:

(1)	Sum of Profits Forecast Indicators = Sum of Expected Net Profits of Super TV of All Years within Performance Commitment Period;

(2)	Annual Profits Forecast Indicators = Expected Net Profits of Super TV of the Corresponding Year within Performance Commitment Period, and such forested value shall be written in the Valuation Report.

The Expected Net Profits of Super TV of All Years within Performance Commitment Period as mentioned in the formula above shall be agreed by the Parties by concluding a supplementary agreement.

2.2	The Parties agree that, upon execution of the supplementary agreement determining the specific value of Purchase Consideration in accordance with the principles set forth in the Share Transfer Agreement, they will conclude a supplementary agreement for this Agreement to determine the specific sum of profits forecast indicators.

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Article 3     Determination of Performance Commitment Compensation

3.1	The Parties unanimously confirm that Golden Benefit shall make commitments on the Expected Net Profits of Super TV during the Performance Commitment Period.

3.2	Tongda Venture shall examine the difference between the in-year Actual Net Profits and in-year Expected Net Profits of Super TV at the time of audit of each accounting year within the Performance Commitment Period, and engage an accounting firm with securities practice qualifications and confirmed by Party A and Party B to issue a special examination opinion on that, the date of issuance of which shall be consistent with that of the annual audit report. Annual Net Profits Difference = Annual Expected Net Profits – Annual Actual Net Profits, of which, the Annual Net Profits Difference shall be subject to the special examination results issued by the accounting firm. The said net profits shall be the net profits deducting non-recurring profits and losses.

3.3	Where the Actual Net Profits of Super TV within the Performance Commitment Period as agreed in Article 3.1 hereof are lower than the Expected Net Profits, Golden Benefit will make compensation to Tongda Venture in accordance with Article 4 hereof; where the Actual Net Profits is higher than or equal to the Expected Net Profits, then Golden Benefit is not required to make compensation to Tongda Venture.

Article 4     Method and Implementation of Performance Commitment Compensation

4.1	Compensation Subject

The compensation subject under this Agreement shall be Golden Benefit, and if Golden Benefit cannot timely make performance commitment compensation, CDTV Holding shall assume the compensation liabilities as the guarantor.

4.2	Compensation Method

Whenever the performance commitment compensation obligation agreed herein is triggered, Golden Benefit is required to choose to make compensation to Tongda Venture by cash or shares as provided herein.

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4.3	Compensation of Annual Net Profits Difference

4.3.1	The Parties unanimously agree that, the “Compensation Year” shall be the year which the cumulative Actual Net Profits of Super TV at the end of any accounting year within the Performance Commitment Period as agreed in Article 3.1 hereof is less than the sum of cumulative Expected Net Profits at the end of such accounting year within the Performance Commitment Period. At each Compensation Year, Golden Benefit shall make compensation to Tongda Venture.

4.3.2	Golden Benefit shall, within 5 Business Days upon issuance of annual Audit Report of Tongda Venture for each Compensation Year within the Performance Commitment Period, notify the compensation method it chooses to Tongda Venture in writing; if Golden Benefit fails to do so, it shall be deemed to have chosen the share compensation method to make compensation.

4.3.3	Determination of Payable Compensation Amount by Golden Benefit

(1) Payable Compensation Amount of Current Period = (Cumulative Promised Net Profits of Super TV at the End of Current Period - Cumulative Realized Net Profits after Deducting Non-recurring Profits and Losses at the End of Current Period) ÷ Sum of Promised Net Profits of Super TV of All Years within Performance Commitment Period × Transaction Price of Target Asset - Compensated Amount within Performance Commitment Period. Where the payable compensation amount calculated at each year as per the said formula is less than 0, the payable compensation amount shall be 0, and the compensated shares and cash will not be returned or refunded.

(2) The cash compensation amount shall be calculated as per the said calculation formula. Where Golden Benefit chooses to make compensation by shares or fails to perform the cash compensation obligation as agreed, it must make compensation by shares, and the Number of Shares for Compensation of Current Period = Payable Compensation Amount of Current Period ÷ Non-public Offering Price.

(3) Where Tongda Venture carries out any conversion of capital reserves into share capital or distribution of dividends of stocks during the Performance Commitment Period, then if the compensation is made by shares, the number of shares for compensation shall be correspondingly adjusted by the following formula: (Adjusted) Number of Shares for Compensation of Current Period = Number of Shares for Compensation of Current Period × (1 + ratio of allotment or conversion of capital reserves into share capital).

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(4) Where Tongda Venture carries out any cash distribution within the commitment year, the cash distribution by Golden Benefit corresponding to the shares for compensation of current period shall be returned to Tongda Venture along with such shares, and the calculation formula thereof shall be: Return Amount = (Pre-tax) Distributed Cash Dividend Per Share × Number of Shares for Compensation of Current Period.

4.3.4	Implementation of Compensation

(1) Where Golden Benefit chooses to make compensation to Tongda Venture by cash, Golden Benefit must remit the compensation amount in a lump sum to the bank account designated by Tongda Venture within 30 days upon issuance of the annual Audit Report of the Compensation Year, and Tongda Venture must notify Golden Benefit about the information on bank account designated for receipt of cash compensation within 15 Business Days upon issuance of the annual Audit Report. Where Tongda Venture fails to perform the obligation to notify information on the bank account for receipt of cash compensation as agreed, Golden Benefit shall not assume the liabilities for breach of contract due to failure to transfer cash compensation on time.

(2) Where Golden Benefit chooses to compensate Tongda Venture by shares, the board of directors of Tongda Venture shall call a general meeting of shareholders to deliberate the matters concerning repurchase and deregistration of shares. The shares compensated by Golden Benefit shall be repurchased by Tongda Venture at a total price of RMB1. Where the general meeting of shareholders deliberates and adopts the said scheme for repurchase and deregistration of shares, Tongda Venture shall notify Golden Benefit within 5 Business Days upon announcement of the resolution adopted by its general meeting of shareholders, and Golden Benefit shall, within 5 Business Days upon receipt of such notice (the notification method of which shall be consistent with that provided in the Share Transfer Agreement), issue instructions to the settlement company to transfer the shares it needed to compensate for that year to the special account established by the board of directors of Tongda Venture. Such shares have no corresponding voting power of shareholder and are not entitled to the corresponding right to dividend distribution.

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(3) Where the scheme for repurchase and deregistration of shares is impracticable due to the failure of the general meeting of shareholders of Tongda Venture to adopt the said scheme for repurchase and deregistration of shares or other reasons, Tongda Venture will notify Golden Benefit in writing within 5 Business Days upon announcement of the resolution of its general meeting of shareholders, and Golden Benefit shall, within 30 days upon receipt of such notice and on the precondition of compliance with relevant securities regulatory rules and regulations and requirements of regulatory departments, present shares with a number equivalent to the total number of shares for compensation to other shareholders other than Golden Benefit, which are registered in record on the equity registration date for the said general meeting of shareholders of Tongda Venture, and such other shareholders shall be presented shares as per the percentage of the number of their shares held on the equity registration date against the total number of shares of Tongda Venture deducting the number of shares held by Golden Benefit.

4.4	Compensation for Impairment Amount at the End of Performance Commitment Period

4.4.1	Within three months upon expiry of the Performance Commitment Period, Tongda Venture shall engage an accounting firm with practice qualifications to carry out relevant securities and futures businesses and confirmed by Party A and Party B, to conduct an impairment test against the Target Asset and issue an Impairment Test Report in accordance with the rules and requirements of CSRC; and if the Impairment Amount of the Target Asset at the End of Performance Commitment Period > Total Number of Compensated Shares × Issue Price of the Share Consideration + Total Compensated Cash, then Golden Benefit shall make additional compensation. The amount of additional compensation shall be calculated by the following formula: Compensation Amount Resulting from Impairment Test = Impairment Amount at the End of Performance Commitment Period - Compensation Amount Paid within Performance Commitment Period when the Actual Net Profits are Less Than the Expected Net Profits.

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4.4.2	Golden Benefit shall, within 30 days upon issuance of annual Audit Report of Tongda Venture for the year of expiry of the Performance Commitment Period, notify the compensation method it chooses to Tongda Venture; where Golden Benefit fails to notify so to Tongda Venture within the said time limit, it shall be deemed to have chosen the share compensation method to make compensation. Golden Benefit shall make compensation in accordance with Article 4.3.3 and Article 4.3.4 hereof.

4.5	Where, before the expiry of the Performance Commitment Period, the Share Consideration obtained by Golden Benefit is insufficient to make up the annual net profits difference or the compensable impairment amount at the end of Performance Commitment Period, Golden Benefit may only choose to make compensation by cash, and may not use shares of Tongda Venture obtained by means other than the Purchase, for compensation.

4.6	Whether Golden Benefit chooses to make compensation by shares or by cash, the cap of its compensation within the Performance Commitment Period shall be the sum of Cash Consideration and Share Consideration it has obtained under the Share Transfer Agreement.

4.7	When calculating the net profits difference or impairment amount at the end of Performance Commitment Period, if Tongda Venture suffers any loss due to the breach of Share Transfer Agreement by Golden Benefit, then within the scope of compensation, Tongda Venture shall not calculate the corresponding loss amount into profits/losses, so as to avoid double compensation.

4.8	During the Performance Commitment Period, the employee incentive mechanism of Tongda Venture will not lead to the increase of operating cost of Super TV.

Article 5     Guarantee

CDTV Holding as the ultimate controlling shareholder of Golden Benefit guarantees to provide an irrevocable joint and several liability guarantee for the performance compensation promised by Golden Benefit in accordance with the provisions hereof, and CDTV Holding will assume the cash compensation obligation if all shares of Tongda Venture held by Golden Benefit have been used for compensation and Golden Benefit fails to make cash compensation in that case in accordance with this Agreement.

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Article 6     Liabilities for Breach of Contract

6.1	Where Golden Benefit fails to pay compensation to Tongda Venture in accordance with this Agreement, then for each day in delay, it shall pay to Tongda Venture liquidated damages with an amount calculated by multiplying the payable compensation amount with the sum of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365) plus 10%. Where Golden Benefit’s such failure continues for more than 90 days, Golden Benefit shall pay liquidated damages to Tongda Venture with an amount calculated by multiplying such payable compensation amount with the sum of daily lending rate published by the People’s Bank of China for the same period (which is the quotient from dividing the one year lending rate by 365) plus 100%. However, if the delay in payment of compensation is not caused by Golden Benefit, it shall not be deemed as a breach of Golden Benefit.

6.2	Where Golden Benefit or CDTV Holding fails to timely pay in full the compensation and/or liquidated damages to Tongda Venture in accordance with the provisions of this Agreement, Tongda Venture may demand Golden Benefit or CDTV Holding to perform the obligation, and may claim that Golden Benefit or CDTV Holding shall assume the liabilities for liquidated damages.

Article 7     Establishment and Effectiveness

7.1	This Agreement shall be established on the date of signature.

7.2	This Agreement shall become effective from the date of effectiveness of the Share Transfer Agreement of Beijing Super TV Co., Ltd.

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Article 8     Dispute Resolution

8.1	The conclusion and performance of this Agreement shall be governed by and interpreted in accordance with the PRC Laws.

8.2	Any dispute arising out of this Agreement shall be first solved through negotiation, and in case failure to do so, either party may submit the dispute to the court of jurisdiction at the place of conclusion of contract to solve the dispute by litigation.

8.3	Except for the disputed clauses, the validity or specific performance of other clauses of this Agreement shall not be affected during the dispute resolution.

8.4	Where some provisions of this Agreement are terminated or declared to be invalid in accordance with the laws or this Agreement, the validity of other provisions hereof shall not be affected.

Article 9     Miscellaneous

9.1	Upon execution of this Agreement, in case of any material change to the matters agreed herein, which leads to any material change to the Purchase, the Parties shall jointly formulate a resolution to protect the interests of the Parties in the spirit of mutual trust and benefit and friendly negotiation.

9.2	This Agreement is made in 16 originals of equal legal force, with each Party holding three copies, and the rest shall be kept by Tongda Venture for going through the formalities for examination and approval and registration in connection with the Purchase.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page of the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party A: Shanghai Tongda Venture Capital Co., Ltd. (Seal)

Legal Representative or Authorized Representative (Signature):

/s/Liwu Zhou

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(This page is intentionally left blank, and is the signature page of the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party B: Golden Benefit Technology Limited

Director or Authorized Representative (Signature):

/s/Zengxiang Lu

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(This page is intentionally left blank, and is the signature page of the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party C: China Digital TV Holding Co., Ltd.

Director or Authorized Representative (Signature):

/s/Zengxiang Lu

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Annex B-1

Supplementary Profit Compensation Agreement

for

Transfer of Shares

of

Beijing Super TV Co., Ltd.*

October 27, 2014

*English translation of the original in Chinese.

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Supplementary Profit Compensation Agreement for Transfer of

Shares of Beijing Super TV Co., Ltd.

This Supplementary Profit Compensation Agreement is made and entered into by and among the following parties on October 27, 2014 in Beijing:

Party A: Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Tongda Venture”)

Legal Representative: ZHOU Liwu

Registered Address: 24/F Yinqiao Building, No.58 Jinxin Road, Pudong New Area, Shanghai

Party B: Golden Benefit Technology Limited (hereinafter referred to as “Golden Benefit”)

Director: LU Zengxiang

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Party C: China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding”)

Chairman: LU Zengxiang

Registered Address: Cricket Square, Hutchins Drive, PO BOX 2681, Grand Cayman, KY1-1111, Cayman Islands

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The parties mentioned above are hereinafter collectively referred to as the “Parties”.

Whereas:

1. With respect to the purchase of 100% equity of Super TV by Tongda Venture from Golden Benefit, on October 9, 2014, Tongda Venture, Golden Benefit, CDTV Holding and CDTV Technology have concluded the Share Transfer Agreement of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV Share Transfer Agreement”), and on the same day, Tongda Venture, Golden Benefit and CDTV Holding have concluded the Profit Compensation Agreement for the Share Transfer Agreement of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Profit Compensation Agreement”) with respect to special commitments on performance of Super TV made by Golden Benefit.

2. Up to the date of this Supplementary Profit Compensation Agreement, the preparation of the Valuation Report of the Target Asset has completed, and with respect to the specific consideration for the Purchase and other related matters, Tongda Venture, Golden Benefit, CDTV Holding and CDTV Technology have concluded the Supplementary Profit Compensation Agreement on the Share Transfer of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV Supplementary Share Transfer Agreement”) on the date of this Supplementary Profit Compensation Agreement.

In order to protect the legal rights and interests of Tongda Venture and its shareholders and upon friendly negotiation, the Parties have further agreed as follows with respect to the compensation for any difference between the Actual Net Profits and the Expected Net Profits of Target Asset upon the Purchase, and relevant matters:

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Article 1 The Parties agree to revise the definitions of “Expected Net Profits” and “Actual Net Profits” in Article 1 of the Profit Compensation Agreement as follows:

“Expected Net Profits” refer to the net profits of Super TV attributable to the owner of the parent company under the consolidated statements of 2014, 2015 and 2016, before or after deducting the non-recurring profits and losses, whichever lower, as promised by Golden Benefits.

“Actual Net Profits” refer to realized net profits of Super TV attributable to the owner of the parent company under the consolidated statements of 2014, 2015 and 2016 audited by an accounting firm with securities business qualifications, before or after deducting the non-recurring profits and losses, whichever lower

Article 2 Profit Forecast Indicators

Pursuant to the Super TV Share Transfer Agreement and the Super TV Supplementary Share Transfer Agreement concluded by the Parties, the Purchase Consideration of Target Asset shall be finally determined as RMB 3,200,000,000 upon negotiation on basis of the assessed valued indicated in the Valuation Report of the Target Asset. The Parties unanimously confirm that the indicators of Expected Net Profits of Super TV of all years within the Performance Commitment Period are as follows:

The net profits attributable to the owner of the parent company under the audited consolidated statements of 2014 of Super TV, before or after deducting the non-recurring profits and losses, whichever lower, shall not be lower than RMB 190,100,000, and there will be no material change to the non-recurring profits and losses of Super TV realized up to June 30, 2014, at the end of 2014 ;

The net profits attributable to the owner of the parent company under the audited consolidated statements of 2015 of Super TV, before or after deducting the non-recurring profits and losses, whichever lower, shall not be lower than RMB 283,670,000; and

The net profits attributable to the owner of the parent company under the audited consolidated statements of 2016 of Super TV, before or after deducting the non-recurring profits and losses, whichever lower, shall not be lower than RMB 340,660,000.

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The scope of non-recurring profits and losses shall be determined in accordance with the Explanatory Announcement on Information Disclosure by Companies Offering Securities to the Public No.1: Non-recurring Profits and Losses (2008), as may be amended from time to time during the Performance Commitment Period under this Agreement.

Article 3 Miscellaneous

3.1	In case of any inconsistency between the Profit Compensation Agreement and this Supplementary Profit Compensation Agreement, the provisions of this Supplementary Profit Compensation Agreement shall prevail; matters not covered herein shall be handled in accordance with the provisions of the Profit Compensation Agreement.

3.2	This Supplementary Profit Compensation Agreement shall be established from the date of the signature and seal by the Parties, and shall become effective on the effectiveness of the Profit Compensation Agreement.

3.3	This Supplementary Profit Compensation Agreement is made in 16 copies of equal legal force. The Parties hereto shall each hold three copies of this Supplementary Profit Compensation Agreement, and the rest shall be kept by Tongda Venture for going through the relevant formalities for examination and approval, registration or filing.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page of the Supplementary Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party A: Shanghai Tongda Venture Capital Co., Ltd. (Seal)

Legal Representative or Authorized Representative (Signature):

/s/ZHOU Liwu

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(This page is intentionally left blank, and is the signature page of the Supplementary Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party B: Golden Benefit Technology Limited

Director or Authorized Representative (Signature):

/s/LU Zengxiang

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(This page is intentionally left blank, and is the signature page of the Supplementary Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.)

Party C: China Digital TV Holding Co., Ltd.

Director or Authorized Representative (Signature):

/s/LU Zengxiang

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Annex C

Share Subscription Agreement

For

The Non-public Offering of A-shares by Shanghai Tongda
Venture Capital Co., Ltd.

Between

Shanghai Tongda Venture Capital Co., Ltd.

And

Golden Benefit Technology Limited*

October 9, 2014

*English translation of the original in Chinese.

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Share Subscription Agreement for the Non-public Offering of

A-shares by Shanghai Tongda Venture Capital Co., Ltd.

Party A: Shanghai Tongda Venture Capital Co., Ltd.

Registered Address: 24/F Yinqiao Building, No.58 Jinxin Road, Pudong New Area, Shanghai

Legal Representative: ZHOU Liwu

Party B: Golden Benefit Technology Limited (hereinafter referred to as “Golden Benefit”)

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Director: LU Zengxiang

Whereas:

1. Party A is a company limited by shares duly incorporated and validly existing under the laws of the People’s Republic of China (hereinafter referred to as the “PRC”) and listed on Shanghai Stock Exchange, with the stock code of 600647 and stock abbreviation: Tongda Venture. Up to the date of this Agreement, the total number of shares issued by Party A is 139,143,550.

2. Party B is a legal person duly incorporated and validly existing under the laws of the Hong Kong Special Administrative Region of the People’s Republic of China.

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3. Due to business development needs, Party A proposes to carry out a non-public offering of 309,178,735 RMB common shares (inclusive) (hereinafter referred to as the “Non-public Offering” or this “Offering”) and Party B is willing to subscribe part of the shares issued in this Offering in accordance with this Agreement.

Pursuant to the Company Law of the People’s Republic of China, the Securities Law of the People’s Republic of China, the Contract Law of the People’s Republic of China, the Administrative Measures for Issuance of Securities by Listed Companies, the Implementing Rules for Non-public Offering of Stocks by Listed Companies and other relevant laws and regulations, and upon negotiation, Party A and Party B have agreed as follows with respect to matters concerning Party B’s subscription of shares in the Non-public Offering by Party A:

Article 1      Subscription of Shares

Party A and Party B agree and confirm that, when Party A carries out the Non-public Offering of A-shares, Party B shall subscribe part of the issued shares as agreed herein.

Type of Shares to Be Issued: RMB Common Shares (A-shares)

Book Value per Share: RMB1.

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Article 2      Subscription Quantity of Shares, Subscription Price and Payment of Subscription Amount

The pricing base date (hereinafter referred to as the “Pricing Base Date”) of the Non-public Offering shall be the date when the resolution of the 16th meeting of the 7th board of directors of Party A is announced (i.e. October 10, 2014). The average trading price of the company stocks for the 20 trading days before the Pricing Base Date of the Non-public Offering (calculated by the formula: the Average Stock Trading Price for the 20 Trading Days Before the Pricing Base Date = the Total Stock Trading Amount for the 20 Trading Days before the Pricing Base Date/the Total Stock Trading Volume for the 20 Trading Days Before the Pricing Base Date) shall be RMB11.572 per share, and 90% thereof shall be RMB10.415 per share. Considering that Party A has carried out the profit distribution scheme which pays out RMB0.73 cash dividend (tax inclusive) for every 10 shares during the period from the starting date of stock suspension of Party A to the Pricing Base Date, the average ex-dividend trading price of the shares of Party A for the 20 trading days before Pricing Base Date of the Non-public Offering shall be RMB11.499 per share, and 90% thereof shall be RMB10.349 per share. Therefore, the board of directors of Party A has determined the issue price for shares of Non-public Offering to be RMB10.35 per share.

Party A and Party B agree that Party B will subscribe 77,294,685 A-shares issued in the Non-public Offering by Party A with the equity of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV”) valued RMB800,000,000.

Party A and Party B agree that, upon effectiveness of this Agreement, within the term of the approval documents issued by China Securities Regulatory Commission (hereinafter referred to as the “CSRC”) for the Non-public Offering of A-shares (i.e. 6 months), they will go through the relevant formalities for change of equity of Super TV in accordance with the Share Transfer Agreement of Beijing Super TV Co., Ltd.

Party A and Party B agree that, the undistributed accumulated profits of Party A before the Non-public Offering of A-shares shall be jointly shared by new and old shareholders upon completion of the Non-public Offering.

Article 3      Ex-right and Ex-dividend Treatment

Party A and Party B agree that, where Party A carries out any interest distribution, conversion of capital reserves into share capital or other similar activities during the period from the Pricing Base Date to the date of issuance of the Non-public Offering, then the subscription price, total number of issued shares and subscription quantity of Party B under this Agreement shall be subject to ex-right and ex-dividend treatment, and the calculation result of the adjusted subscription quantity shall be rounded up to the nearest whole number.

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Article 4      Lock-up Period

Party A and Party B agree that, all Party A’s shares subscribed by Party B under this Agreement may not be transferred within 36 months upon ending of this Offering.

Article 5      Conditions and Time of Effectiveness

1.	Party A and Party B agree that, this Agreement will become effective upon satisfaction of the following conditions:

(1)	Where the board of directors and the general meeting of shareholders of Party A approve the Non-public Offering;

(2)	Where Party B has obtained legal and valid internal approval for its subscription of A-shares issued by Party A through the Non-public Offering in accordance with its articles of association and management systems;

(3)	Where the Non-public Offering of Party A has been approved by competent departments;

(4)	Where the Ministry of Commerce approves the investment into Tongda Venture by Party B;

(5)	Where the Non-public Offering of Party A has been approved by CSRC;

(6)	Where Party B’s subscription of A-shares issued by Party A through the Non-public Offering has triggered the obligation of tender offer, Party B shall have obtained the approval from CSRC to exempt it from such tender offer obligation;

(7)	Where this Agreement has been legally signed and sealed by Party A and Party B; and

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(8)	Where the relevant agreements on Party A’s purchase of equity of Super TV have become effective simultaneously.

2. Party A and Party B agree and confirm that, except for the terms and conditions agreed herein, the Parties have attached no other reservation clauses and/or preconditions applicable to Party B’s subscription of A-shares issued by Party A through the Non-public Offering.

Article 6      Representations and Warranties

1.	Party A represents and warranties to Party B as follows:

(1)       Party A is a listed company in China, and meets the provisions on non-public offering of A-shares by listed companies in existing laws, regulations and normative documents, and have possessed the conditions required for non-public offering of A-shares, provided that Party A’ application for the Non-public Offering of A-shares shall be subject to the approval of CSRC;

(2)       Party A’s execution of this Agreement will not violate the relevant laws, regulations and normative documents currently in force and its articles of association, as well as any contract, agreement, commitment and/or other binding document which it has concluded or it is performing and to which it is a party, provided that the effectiveness of this Agreement shall be subject to the provisions of Article 5 hereof;

(3)       Except for the conditions agreed in Article 5 hereof which have not yet been satisfied, Party A has the legal subject qualifications for execution and performance of this Agreement, and has obtained all necessary authorities or approvals on the date of this Agreement, and this Agreement is the true expression of intention of Party A;

(4)       With respect to the Non-public Offering, all documents and materials provided to Party B by Party A and all circumstances disclosed to Party B by Party A are authentic, accurate and complete;

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(5)       Party A will properly deal with any matter not covered herein in the execution and performance of this Agreement together with Party B and in accordance with the provisions of relevant laws, regulations and normative documents;

(6)       All public disclosures (including financial reports) made by Party A are authentic, accurate and complete; and

(7)       Subject to the PRC laws and relevant regulatory requirements for listed companies, Party A will cooperate with and assist China Digital TV Holding Co, Ltd. (ultimate controlling shareholder of Party B) in satisfying the disclosure required for listed companies and other compliance requirements under the securities laws of the United States, including providing all necessary financial information and other information and cooperating with the audit performed in accordance with the generally accepted accounting standards of the United States, etc.

2.	Party B represents and warranties to Party A as follows:

(1)       Party B is a duly incorporated and validly existing legal person, and has the legal subject qualifications for execution and performance of this Agreement, and this Agreement is the true expression of intention of Party B;

(2)       Party B’s execution of this Agreement will not violate any relevant laws, regulations and normative documents currently in force and its articles of association, as well as any contract, agreement, commitment and/or other binding document which it has concluded or it is performing and to which it is a party, provided that the effectiveness of this Agreement shall be subject to the provisions of Article 5 hereof.

Party B legally holds the equity of Super TV, and there is no trust arrangement or nominal holding of share, or pledge, mortgage or any other restriction of rights, or pending or predictable Material litigation, arbitration or administrative punishment, for, over and against such equity; and such equity has not been frozen or taken other judicial compulsory measures;

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(3)       With respect to the Non-public Offering, all documents and materials provided to Party A by Party B and all circumstances disclosed to Party A by Party B are authentic, accurate and complete;

(4)       All Party A’s shares obtained by Party B under this Agreement may not be transferred within 36 months upon ending of the Non-public Offering of Party A; Party B undertakes to comply with relevant laws, regulations and normative documents, as well as all provisions/clauses in this Agreement on restricting or prohibiting the transfer of Party A’s shares obtained by Party B; and

(5)       Party B will properly deal with any matter not covered herein in the execution and performance of this Agreement together with Party A and in accordance with the provisions of relevant laws, regulations and normative documents.

Article 7       Information Disclosure

Party A and Party B agree and confirm that, upon execution of this Agreement, Party B will timely provide to Party A relevant materials/information to cooperate with Party A to truly, accurately and completely perform the information disclosure obligation, in accordance with the relevant provisions of laws, regulations and normative documents.

Article 8      Liabilities for Breach of Contract

Both parties shall comply with the provisions of national laws and regulations and the subscription agreement in the course of performance of the subscription agreement. Where any party fails to comply with or perform any obligation, duty, representation or warranty agreed under the subscription agreement, all economic losses and legal liabilities caused thereby shall be borne by the breaching party, and the non-breaching party may demand the breaching party to undertake the liabilities for breach of contract, unless otherwise agreed by both parties.

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Article 9       Confidentiality

Party A and Party B agree and confirm that they are obligated to keep in confidential and take strict confidentiality measures for, the execution of this Agreement, the Non-public Offering of A-shares by Party A, Party B’s subscription of part of the shares issued by Party A through the Non-public Offering and the trade secrets of the other party known in the performance of this Agreement. From the date of this Agreement, neither party may disclose/divulge such information to any third party by any means, intentionally or negligently, except for:

1.	The trade secrets that have entered into the public domain other than disclosure by the other party;

2.	The performance of information disclosure obligation required by relevant laws, regulations and normative documents;

3.	The enforcement of valid court judgments, verdicts and arbitration awards; or

4.	Any disclose by any party to its employees, officers and directors and the intermediary agencies it retained on a need-to-know basis.

Article 10    Restriction on Assignment of Rights and Obligations under this Agreement

Upon execution of this Agreement, Party B may not assign any of its rights and obligations hereunder to any third party by any means.

Upon effectiveness of this Agreement, where Party B breaches and does not perform this Agreement (except that CSRC grants no approval to Party A’s Non-public Offering of A-shares), this Agreement will be terminated, and Party B shall assume the liabilities for breach of contract to Party A in accordance with the provisions on liabilities for breach of contract set forth herein.

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Article 11     Force Majeure

Upon execution of this Agreement, in case of any typhoon, hailstone, earthquake, tsunami, flood, volcanic eruption, landslide or other acts of God, expropriation, requisition or other government acts, war, armed conflict, strike, riot, civil commotion or other social abnormal event, which is unforeseeable, inevitable, uncontrollable or insurmountable to Party A and Party B and directly affects the performance of this Agreement or causes the impossibility to perform this Agreement as agreed, the affected party shall immediately notify the other party, and shall provide a statement on Force Majeure circumstance issued by the competent department and the proof documents on the impossibility of performance or partial performance of this Agreement, within 15 days upon occurrence thereof. Both parties shall negotiate to determine whether to terminate this Agreement, or partially exempt the duties/obligations hereunder, or postpone the performance of this Agreement, according to the impact of Force Majeure on the performance of this Agreement.

Article 12     Applicable Law and Dispute Resolution

1.     The conclusion, validity, interpretation and performance of this Agreement and the dispute resolution shall be governed by the laws of the Mainland of the People’s Republic of China.

2.     Any dispute arising out of or in connection with the implementation of this Agreement shall be solved by the parties hereto upon friendly negotiation. Where the parties fail to solve such dispute within 30 days upon start of negotiation, either party may submit such dispute to the court of jurisdiction at the place of conclusion of this Agreement to bring a lawsuit.

3.     During the litigation procedures, except for the disputed matters under litigation, this Agreement shall remain a legal document binding upon Party A and Party B.

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Article 13    Validity

This Agreement shall be established upon the date of signature and affixation of common seal by the legal representatives or authorized representatives of Party A and Party B, and shall become effective upon the date when all conditions set forth in Article 5 are satisfied. Where the Purchase fails to be completed on December 31, 2015, then unless both parties agree to an extension upon negotiation, otherwise, this Agreement shall be automatically terminated, and unless such termination is caused by the breach of this Agreement by a party/both parties, neither party shall assume the liabilities for breach of contract to each other.

Article 14    Supplementary Provisions

1.     Any matter not covered herein shall be agreed by Party A and Party B in a supplementary agreement, which shall have the equal legal authenticity with this Agreement.

2.     Both parties shall respectively bear all taxes and charges incurred by the execution and performance of this Agreement, in accordance with relevant laws and regulations applicable to this Agreement.

3.     This Agreement is made in 8 originals of equal legal force, with Party A and Party B each holding one copy, and the rest shall be kept for inspection and served as declaration materials for Party A’s Non-public Offering.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page of the Share Subscription Agreement for the Non-public Offering of A-shares by Shanghai Tongda Venture Capital Co., Ltd. between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.)

Party A (Seal): Shanghai Tongda Venture Capital Co., Ltd.

Legal Representative or Authorized Representative (Signature):

/s/Liwu ZHOU

Date of Signature: [Date]

Place of Signature: Beijing

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(This page is intentionally left blank, and is the signature page of the Share Subscription Agreement for the Non-public Offering of A-shares by Shanghai Tongda Venture Capital Co., Ltd. between Shanghai Tongda Venture Capital Co., Ltd. and Golden Benefit Technology Limited.)

Party B (Seal): Golden Benefit Technology Limited

Director or Authorized Representative (Signature):

/s/Zengxiang LU

Date of Signature: [Date]

Place of Signature: Beijing

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Annex D

Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction of Shanghai Tongda Venture Capital Co., Ltd.

Among

CHINA DIGITAL TV HOLDING CO., LTD.

And

GOLDEN BENEFIT TECHNOLOGY LIMITED

And

Cinda Investment Co., Ltd.*

Beijing, China

June 13, 2014

*English translation of the original in Chinese.

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This Agreement is made and entered into by and among the following parties on June 13, 2014 in Beijing, China:

Party A:	CHINA DIGITAL TV HOLDING CO., LTD. (hereinafter referred to as “CDTV Holding”)
Domicile:	Cricket Square, Hutchins Drive, PO BOX 2681,Grand Cayman, KY1-1111,Cayman Islands
Director:	ZHU Jianhua

Party B:	GOLDEN BENEFIT TECHNOLOGY LIMITED (hereinafter referred to as “Golden Benefit”)
Domicile:	Room 1501,15/F, SPA centre,53-55 Lockhart Road ,Wanchai, Hong Kong
Director:	ZHU Jianhua

Party C:	Cinda Investment Co., Ltd. (hereinafter referred to as “Cinda Investment”)
Domicile:	19/F, Tower C, Beijing International Building, No.18 A Zhongguancun South Street, Haidian District, Beijing
Legal Representative:	LI Deran

In this Agreement, Party A and Party B shall be collectively referred to as “Reorganization Parties”; Party A, Party B and Party C shall be individually referred to as a “Party” and collectively referred to as the “Parties”.

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Whereas:

1. In order to improve the profitability of Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Tongda Venture” or “Listed Company”) and realize the long-term sustainable development of the Listed Company and the maximization of interests of shareholders of the Listed Company, Party C proposes to reorganize the assets of Tongda Venture (hereinafter referred to as the “Reorganization”); besides, Party A and Party B intend to take the reorganization of Tongda Venture as a cooperation opportunity to establish a long-term strategic cooperative partnership with Cinda Investment;

2. Tongda Venture intends to sell all of its assets and liabilities to Cinda Investment, and Cinda Investments will purchase the same by cash. And Cinda Investment will take over or inherit all rights, obligations and staff in connection with the said assets;

3. Tongda Venture intends to purchase 100% equity of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV”) held by Golden Benefit, with the purchase consideration paid partly in cash and partly by issue of shares;

4. Tongda Venture proposes to carry out a non-public offering of shares (hereinafter referred to as the “Offering”) to no more than 10 particular qualified investors by way of inquiry to raise the supporting funds, with an aim to raise supporting funds of RMB750,000,000 in total;

5. CDTV Holding proposes to authorize Cinda Investment (or no more than two of its designated affiliates) to subscribe for the new issues issued by CDTV Holding by appropriate means;

6. Cinda Investment may subscribe for no more than 8% equity of Beijing Cyber Cloud Technology Co., Ltd. (hereinafter referred to as the “Cyber Cloud”) at a valuation of no more than RMB350,000,000; and

7. Cinda Investment may subscribe for no more than 8% equity of Beijing JoySee Technology Co., Ltd. (hereinafter referred to as the “JoySee”) at a valuation of no more than RMB240,000,000.

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In order to specify the rights and obligations of the Parties in the Reorganization and pursuant to the Company Law of the People’s Republic of China (hereinafter referred to as the “Company Law”), the Securities Law of the People’s Republic of China, the Contract Law of the People’s Republic of China and other relevant laws and regulations, on the principles of fairness and equity and upon friendly negotiation, the Parties have agreed as follows with respect to the matters concerning the Reorganization:

Article 1 Scheme of Material Assets Reorganization

1.1 The Reorganization is consisted of three parts: sale of assets, purchase of assets by cash and issuance of shares, and raising supporting funds by issuance of shares.

1.1.1 Sale of Assets

Tongda Venture will sell to Cinda Investment all assets and liabilities legally owned by it and confirmed by assessment up to Base Date of Valuation (Audit), and Cinda Investment will purchase such assets and liabilities by cash. Cinda Investment will in principle take over or inherit all rights, obligations and staff in connection with the said assets.

1.1.2 Purchase of Asset by Cash and Issuance of Shares

All assets proposed to inject into the Listed Company as a whole under the Reorganization, i.e. 100% equity of Super TV, is valued as approximate RMB3,400,000,000. Tongda Venture will pay RMB1,150,000,000 in cash, and issue shares to the Reorganization Parties to pay the rest.

The issue price for thee Offering shall be the average stock trading price of Tongda Venture (RMB11.57 per share) for the 20 trading days before the Pricing Base Date (i.e. the date when Tongda Venture deliberates and reviews the announcement for first board resolution for the Reorganization, same as below), and the board of directors of Tongda Venture shall submit a proposal to the general meeting of shareholders to authorize the board of directors to determine the number of issued shares based on actual situation, provided that the number of issued shares shall be based on the difference resulting from the assessed value of the exchange-in asset up to the Base Date of Valuation (Audit) minus RMB1,150,000,000.

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Where Tongda Venture carries out any distribution of dividend, allotment, conversion of capital reserves into share capital or other ex-right or ex-dividend matter during the period from the Pricing Base Date to the date of issuance of thee Offering, the benchmark issuance price and the number of issued shares shall be correspondingly adjusted in accordance with relevant rules of Shanghai Stock Exchange.

In addition to the conclusion of the Agreement for Sale of Assets and the Agreement for Purchase of Assets by Cash and Issuance of Shares (which are provided in Paragraph 2.1 of Article 2 hereof), CDTV Holding and Cinda Investment (or no more than two of its designated affiliates) will conclude a Share Subscription Agreement, which grants to Cinda Investment (or no more than two of its designated affiliates) an option to subscribe for new shares of CDTV Holding, with a value of somewhere between USD25,000,000 and USD30,000,000 and at a price per share which is the weighted average trading price of shares of CDTV Holding for 20 trading days before the date when the board of CDTV Holding approves this Agreement (and CDTV Holding shall for this purpose convene a meeting of the board of directors within three days upon execution of this Agreement) , and if during such period, CDTV Holding carries out any distribution of dividend, allotment, conversion of capital reserves into share capital or other ex-right or ex-dividend matter, the price for subscription of new shares shall be corresponding adjusted in accordance with the rules of New York Stock Exchange and the law of Cayman Island. However, it is a precondition for the exercise of such option that the Reorganization transaction agreed hereunder is completed.

1.1.3 Raising Supporting Funds by Issuance of Shares

The consideration paid in cash under the Reorganization shall be RMB1,150,000,000. Of which, RMB400,000,000 shall be independently raised by Tongda Venture, and the remaining RMB750,000,000 shall be raised by carrying out a non-public offering of shares to particular investors by way of inquiry by Tongda Venture.

1.2 The Reorganization may only become effective and be carried out after all preconditions set forth in Article 2 hereof are satisfied. Upon completion of the Reorganization, all exchange-in assets currently held by the Reorganization Parties shall be merged into the Listed Company.

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1.3 With respect to the matters concerning Super TV, undertaking of assets, transfer of debts and staffing involved in the Reorganization, the Parties have agreed as follows:

1.3.1 Based on this Agreement, Tongda Venture will finally obtain all exchange-in assets and own 100% equity of Super TV;

1.3.2 Based on this Agreement, the sold assets shall be undertaken by Cinda Investment, and according to the principle of “debts along with assets”, Tongda Venture shall timely perform the procedures to notify the debtors about or obtain the consents from creditors for, the transfer of debts and creditor’s rights in accordance with relevant laws and its articles of association; and

1.3.3 Based on this Agreement, Cinda Investment will purchase the sold assets, and according to the principle of “employees along with assets”, the labor and social security relationships of all employees (including officers and general staff) of Tongda Venture shall be undertaken by Cinda Investment.

1.4 The Parties agree that, upon completion of the Reorganization transaction agreed hereunder, Golden Benefit will become the controlling shareholder of Tongda Venture and consolidate its financial statements with Tongda Venture (subject to the generally accepted accounting standards of the United States).

1.5 Cinda Investment as the controlling shareholder of Tongda Venture will make every efforts to procure the implementation of the scheme.

Article 2 Conditions for Effectiveness of Material Assets Reorganization

2.1 The Parties agree that, from the date of completion of relevant assets assessment or audit work, the Parties shall formally conclude the Agreement for Sale of Assets and the Agreement for Purchase of Assets by Cash and Issuance of Shares (subject to the names of the formal agreements finally concluded) in accordance with the provisions of this Agreement as soon as possible, and shall also agree that the said formal agreements may only become effective from the date of satisfaction of the following conditions and the effectiveness of such formal agreements shall be conditional upon the effectiveness of each other:

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2.1.1 Where the Material Assets Reorganization has been deliberated and adopted by the respective board of directors, (general) meeting of shareholders or competent organs of the Parties hereto and Tongda Venture in accordance with the Company Law and other related laws, and the articles of association and internal management systems of the Parties hereto and Tongda Venture;

2.1.2 Where the valuation reports of the sold assets and the exchange-in assets have been approved by or filed with the competent state-owned assets authority, and have been confirmed by the corresponding Parties hereto and Tongda Venture in writing;

2.1.3 Where the Reorganization of Tongda Venture by the Reorganization Parties has been approved by the relevant governmental departments;

2.1.4 Where the board of directors of CDTV Holding has approved the obtaining of the warrants issued by CDTV Holding by Cinda Investment or its affiliates (which shall be qualified investors meeting the regulatory requirements under the laws of the United States);

2.1.5 Where the Material Assets Reorganization has obtained approval from China Securities Regulatory Commission (hereinafter referred to as the “CSRC”); and

2.1.6 Where CSRC exempts relevant Reorganization Parties from the tender offer obligation triggered by the Material Assets Reorganization.

2.2 The Material Assets Reorganization shall be null and void ab initio if any of the said preconditions fails.

Article 3 Profit Commitments

3.1 The Reorganization Parties undertake to conclude the Profit Compensation Agreement with the Listed Company, under which if the net profits of the exchange-in assets attributable to the owner of the parent company under the consolidated statements (before or after deducting the non-recurring profits and losses, whichever lower) fail to reach the expected net profits attributable to the owner of the parent company of the corresponding accounting year, for two consecutive accounting years after the accounting year of the completion of the Reorganization, the Reorganization Parties will make compensation to the Listed Company in accordance with the methods prescribed by CSRC.

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3.2 The Reorganization Parties confirm and undertake that the net profits of the exchange-in assets attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 (after deducting non-recurring profits and losses) shall respectively be no lower than RMB250,000,000, RMB290,000,000 and RMB334,000,000.

Article 4 Effectiveness, Performance, Change and Termination of Agreement

4.1 This Agreement shall become effective upon signature and seal by the Parties and deliberation and review by the board of directors of CDTV Holding.

4.2 The full performance of all rights and obligations of the Parties agreed herein shall be deemed as the full and final performance of this Agreement.

4.3 This Agreement shall be the framework agreement concluded by the Parties with respect to the Reorganization, and in case of any conflict between the provisions of this Agreement and the provisions of the Agreement for Sale of Purchase or the Agreement for Purchase of Assets by Cash and Issuance of Shares then concluded by the Parties for the Reorganization, the Agreement for Sale of Purchase and the Agreement for Purchase of Assets by Cash and Issuance of Shares shall prevail; and for provisions other than the conflicted ones, this Agreement shall prevail.

4.4 Unless otherwise provided herein, this Agreement may only be terminated when the Parties unanimously agree to terminate this Agreement.

4.5 Where the Reorganization has not been completed by December 31, 2015, this Agreement shall automatically become invalid unless the Parties unanimously agree to continue the performance of this Agreement.

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Article 5 Performance Bond

5.1 The Parties hereto agree that, within 25 days upon effectiveness of this Agreement, Golden Benefit shall provide a performance bond of RMB10,000,000 to Cinda Investment, which must be fully remitted into the managed account designated by the Parties hereto. During the guarantee period, such performance bond may not be used for other purposes.

5.2 Except under the circumstance where the relevant approval/sanction/consent has not been granted to the Reorganization due to matters agreed in Article 2.1.2 to 2.1.6 hereof, if CDTV Holding or Golden Benefit violates any provision hereof, Cinda Investment may notify the breaching party in writing to demand the confiscation of the corresponding performance bond, and the breaching party shall unconditionally cooperate with the transfer of corresponding amount; and where Cinda Investment violates any provision hereof, CDTV Holding or Golden Benefit may notify the breaching party in writing to demand the withdrawal of corresponding performance bond, and the breaching party shall unconditionally cooperate with the transfer of corresponding amount, and in addition, the breaching party shall pay liquidated damages of RMB10,000,000 to the non-breaching party.

5.3 The guarantee period shall be from the date of effectiveness of this Agreement to the completion of the Reorganization, and shall in no case exceed December 31, 2015.

5.4 Upon ending of the guarantee period or where the Reorganization fails or this Agreement becomes invalid due to reasons other than the subjective reasons of the Parties hereto, if Cinda Investment has not confiscated the performance bond under Article 5.2 hereof, the Parties shall provide assistance to the remittance of performance bond into the account designated by Golden Benefit within 7 business days thereafter.

Article 6 Miscellaneous

6.1 This Agreement shall be made in eight copies of equal legal force, with each Party holding two copies, and the rest copies shall be kept in reserve.

6.2 Where the Reorganization Parties change the subject to perform this Agreement due to tax planning consideration, the validity of this Agreement shall not be affected.

(The remainder of this page is intentionally left blank.)

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(This page is intentionally left blank, and is the signature page for Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction of Shanghai Tongda Venture Capital Co., Ltd. among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.)

Party A: China Digital TV Holding Co., Ltd. (Seal)

Director

Or His Authorized Representative (Signature):

/s/Jianhua Zhu

Party B: Golden Benefit Technology Limited (Seal)

Director

Or His Authorized Representative (Signature):

/s/Jianhua Zhu

Party C: Cinda Investment Co., Ltd. (Seal)

Legal Representative

Or His Authorized Representative (Signature):

/s/Deran Li

D-10

Annex D-1

Amendment

To

The Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction by Shanghai Tongda Venture Capital Co., Ltd.

Among

CHINA DIGITAL TV HOLDING CO., LTD.

And

GOLDEN BENEFIT TECHNOLOGY LIMITED

And

CINDA INVESTMENT CO., LTD.*

October 9, 2014

*English translation of the original in Chinese.

D-1-1

This Framework Agreement Amendment is made and entered into by and among the following parties on October 9, 2014 in Beijing:

Party A: China Digital TV Holding Co., Ltd. (hereinafter referred to as the “CDTV Holding”)

Registered Address: Cricket Square, Hutchins Drive, PO BOX 2681, Grand Cayman, KY1-1111, Cayman Islands

Chairman: LU Zengxiang

Party B: Golden Benefit Technology Limited (hereinafter referred to as the “Golden Benefit”)

Registered Address: Room 1501, 15/F, SPA centre, 53-55 Lockhart Road, Wanchai, Hong Kong

Director: LU Zengxiang

Party C: Cinda Investment Co., Ltd. (hereinafter referred to as the “Cinda Investment”)

Registered Address: No.1 Building, Courtyard No.9, Naoshikou Avenue, Xicheng District

Legal Representative: LI Deran

In this Framework Agreement Amendment, Party A, Party B and Party C shall be individually referred to as a “Party” and collectively referred to as the “Parties”.

Whereas:

1.  The Parties have executed the Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction by Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Framework Agreement”) on June 13, 2014.

D-1-2

2.  Upon communication with securities regulatory authorities, the original Scheme for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing of Shanghai Tongda Venture Capital Co., Ltd. (hereinafter referred to as the “Original Material Assets Reorganization Scheme”) has been terminated due to impracticability.

3.  In order to negotiate and settle the rights and obligations under the Framework Agreement, and jointly promote the smooth implementation of non-public offering of stocks to no more than 10 (inclusive) particular investors at a locked price by Tongda Venture (hereinafter referred to as the “Non-public Offering”) for the purpose of raising funds to purchase (hereinafter referred to as the “Purchase”) 100% equity of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Super TV”) , the Parties unanimously agree to change the Framework Agreement.

Upon friendly negotiation, the Parties unanimously agree to execute the following Framework Agreement Amendment with respect to the Non-public Offering of shares:

1.	Termination of Original Material Assets Reorganization Scheme and Return of Performance Bond Paid by Golden Benefit under the Framework Agreement

The Parties agree that:

1.1   The Original Material Assets Reorganization Scheme under the Framework Agreement shall be terminated, and unless otherwise provided in this Framework Agreement Amendment, all provisions in connection with the Original Material Assets Reorganization Scheme under the Framework Agreement shall be annulled, and other provisions thereof shall remain in force.

1.2   Given that the Original Material Assets Reorganization Scheme under the Framework Agreement has been terminated, Cinda Investment shall, within 10 Business Days upon execution of this Framework Agreement Amendment, unconditionally return the performance bond of RMB10,000,000 to Golden Benefit (or the affiliate designated by Golden Benefit).

D-1-3

2.	Scheme of Tongda Venture on Purchase of Super TV by Non-public Offering of Shares

After repeated argumentation and verification, Tongda Venture proposes to initiate the Non-public Offering scheme to raise funds to purchase 100% equity of Super TV, the value of which is estimated to be approximate RMB3,200,000,000. The specific content of the scheme shall be otherwise negotiated by Tongda Venture and Super TV, and shall be subject to the Share Transfer Agreement of Beijing Super TV Co., Ltd. (hereinafter referred to as the “Share Transfer Agreement”) and the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd.

3.	Subscription Right of Cinda Investment towards CDTV Holding

With respect to the matters concerning the subscription right granted to Cinda Investment by CDTV Holding under the Framework Agreement, it is agreed as follows:

3.1	CDTV Holding agrees to continue to grant Cinda Investment (or no more than two of its designated affiliates) an option to subscribe shares of CDTV Holding at a price of USD3.33/share, with a total value of somewhere between USD25,000,000 and USD30,000,000, and Cinda Investment (or no more than two of its designated affiliates) may exercise such option all at once at any time within three months upon the date of completion of Purchase as agreed in the Share Transfer Agreement in accordance with relevant provisions of the subscription agreement (provided that the time of exercise shall be subject to the provisions on insider trading under the securities laws of the United States). From the date of execution of Share Transfer Agreement to the date of exercise of option by Cinda Investment, where CDTV Holding carries out any profit distribution (including bonus issue, conversion of capital reserves into share capital, distribution of dividends, etc.), then the exercise price and number of exercisable shares applicable to Cinda Investment shall be subject to corresponding ex-right and ex-dividend treatment.

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The matters specific to subscription right granted to Cinda Investment by CDTV Holding shall be agreed in the subscription agreement concluded by CDTV Holding and Cinda Investment.

3.2	During the Performance Commitment Period, without consent of CDTV Holding, Cinda Investment may not transfer any share of CDTV Holding it obtained through exercise of option (including shares obtained from allotment or conversion of capital reserves into share capital), or independently or through persons acting in concert increase the shareholding in CDTV Holding.

4.	Subscription Right of Cinda Investment Towards Equity of Cyber Cloud and JoySee

4.1	Cinda Investment (or its designated affiliate) may subscribe no more than 8% equity of Beijing Cyber Cloud Technology Co., Ltd. (hereinafter referred to as the “Cyber Cloud”) at a valuation of no more than RMB350,000,000.

4.2	Cinda Investment (or its designated affiliate) may subscribe no more than 8% equity of Beijing JoySee Technology Co., Ltd. (hereinafter referred to as the “JoySee”) at a valuation of no more than RMB240,000,000.

4.3	The term of valuation of subscription right set forth in Article 4.1 and Article 4.2 above shall expire on June 30, 2015.

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5.	Profit Commitment

5.1	CDTV Holding and Golden Benefit guarantee that they will conclude the Profit Compensation Agreement for Transfer of Shares of Beijing Super TV Co., Ltd. with Tongda Venture, under which, if the number of net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV (after deducting non-recurring profits and losses) is lower than the number of net profits attributable to the owner of parent company of the corresponding accounting year agreed by both parties, CDTV Holding and Golden Benefit will make compensation to the listed company in accordance with the methods prescribed by China Securities Regulatory Commission.

5.2	CDTV Holding and Golden Benefit confirm and undertake that the net profits attributable to the owner of the parent company under consolidated statements of 2014, 2015 and 2016 of Super TV (after deducting non-recurring profits and losses) shall respectively be no lower than RMB190,000,000, RMB283,000,000 and RMB341,000,000.

6.	Miscellaneous

6.1	Each Party hereto represents and warranties to the other parties that: it has and owns all rights and authorities as necessary for execution of this Framework Agreement Amendment and performance of the obligations agreed herein; and its performance of the obligations agreed herein will not violate any applicable law and regulation or any other agreement binding upon it or to which it is a party.

6.2	The execution, effectiveness, performance and interpretation of this Framework Agreement Amendment shall be governed by the laws of the People’s Republic of China.

D-1-6

6.3	Any dispute arising out of the conclusion and performance of this Agreement among the Parties hereto shall be first solved through negotiation, and in case failure to do so, either Party may submit the dispute to the court of jurisdiction at the place of conclusion of contract to solve the dispute by litigation.

6.4	This Framework Agreement Amendment shall become effective upon signature and seal (if applicable) by the Parties. Where the scheme for Non-public Offering of shares by Tongda Venture as agreed in this Framework Agreement Amendment has not been completed by December 31, 2015, this Framework Agreement Amendment shall become automatically invalid.

6.5	This Framework Agreement Amendment shall be made in eight copies of equal legal force, with each Party holding two copies, and the rest copies shall be kept in reserve.

(The remainder of this page is intentionally left blank.)

D-1-7

(This page is intentionally left blank, and is the signature page for the Amendment to the Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction by Shanghai Tongda Venture Capital Co., Ltd. among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.)

Party A: China Digital TV Holding Co., Ltd.

/s/Zengxiang LU

Chairman or Authorized Representative (Signature):

Date:

D-1-8

(This page is intentionally left blank, and is the signature page for the Amendment to the Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction by Shanghai Tongda Venture Capital Co., Ltd. among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.)

Party B: Golden Benefit Technology Limited

/s/Zengxiang LU

Director or Authorized Representative (Signature):

Date:

D-1-9

(This page is intentionally left blank, and is the signature page for the Amendment to the Framework Agreement for Sale of Material Assets, Purchase of Assets by Cash and Issuance of Share and the Related Financing, and Connected Transaction by Shanghai Tongda Venture Capital Co., Ltd. among China Digital TV Holding Co., Ltd., Golden Benefit Technology Limited and Cinda Investment Co., Ltd.)

Party C: Cinda Investment Co., Ltd. (Seal)

/s/Deran LI

Legal Representative or Authorized Representative (Signature):__________________

Date:

D-1-10

Annex E

October 9, 2014

China Digital TV Holding Co., Ltd.

Jingmeng High-Tech Building B

4th Floor

No. 5 Shangdi East Road

Haidian District

Beijing 100085

People’s Republic of China

Attn: Board of Directors

Dear Board of Directors:

We understand that China Digital TV Holding Co., Ltd. (the “Company”) proposes to enter into the Purchase Agreement (as defined herein) with Shanghai Tongda Venture Capital Co., Ltd (“Tongda Venture”) (Stock Code: 600647), Tongda’s controlling shareholder, Cinda Investment Co. Ltd. (“Cinda Investment”), and certain other parties regarding an asset restructuring, under which the Company plans to (i) contribute its Conditional Access, Network Broadcasting Platform and Video on Demand businesses (collectively, the “Restructured Assets”) to Tongda Venture and (ii) issue warrants to subscribe for ordinary shares of the Company to Cinda Investment. We also understand that the Company will receive approximately (i) 17.2% of outstanding shares of Tongda Venture, and (ii) RMB2.3 billion in cash, after giving effect to certain post-closing adjustments (the “Adjustments”) based on the financial performance of the Restructured Assets pursuant to the Compensation Agreement (as defined herein), from Tongda Venture (together, the “Consideration”). The foregoing transactions are collectively referred to herein as the “Transaction.”

The Board of Directors of the Company (the “Board”) has requested that Houlihan Lokey (China) Limited (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Consideration to be received by the Company in the Transaction is fair to the Company from a financial point of view.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated as of October 9, 2014, of the asset purchase agreement among the Company, China Digital TV Technology Co., Ltd. (“CDT Technology”), a wholly owned subsidiary of the Company, Golden Benefit Technology Limited (“Golden Benefit”), a wholly owned subsidiary of CDT Technology, Cinda Investment and Tongda Venture (the “Purchase Agreement”);

2.	reviewed a draft, dated as of October 9, 2014, of the compensation agreement among the Company, Golden Benefit and Tongda Venture (the “Compensation Agreement”, together with the Purchase Agreement, the “Agreements”);

3.	reviewed certain publicly available business and financial information relating to the Company and the Tongda Venture that we deemed to be relevant;

E-1

China Digital TV Holding Co. Ltd.
October 9, 2014

4.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Restructured Assets made available to us by the Company, including financial projections (and adjustments thereto) prepared by the management of the Company relating to Restructured Assets for the years ending 2014 through 2019;

5.	spoken with certain members of the management of the Company and certain of its representatives and advisors regarding the respective businesses, operations, financial condition and prospects of the Company, the Restructured Assets and Tongda Venture, the Transaction and related matters;

6.	compared the financial and operating performance of the Restructured Assets with that of public companies that we deemed to be relevant;

7.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

8.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant; and

9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Restructured Assets, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company, the Restructured Assets or Tongda Venture since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

For purposes of this Opinion, we have assumed, at the direction and with the consent of the Board, that:

1.	substantially all of the existing operating assets of Tongda Venture will be disposed of in connection with the Transaction by means of a sale on arm’s length terms;

2.	Tongda Venture will have completed a private placement of its shares on arm’s length terms prior to the closing of the Transaction, the proceeds of which will be used to fund the payment of a portion of the Consideration in connection with the Transaction, and the results of such private placement will not have any impact on the Company’s percentage of ownership interests in Tongda Venture following the Transaction; and

E-2

China Digital TV Holding Co. Ltd.
October 9, 2014

3.	as a result of the Transaction, Tongda Venture will not have any assets or liabilities other than the cash proceeds from the disposition and private placement referenced in paragraphs 1 and 2 above; and

4.	the Company will issue warrants to Cinda Investment to subscribe for 9.0 million ordinary shares of the Company in connection with the Transaction.

We have been advised by the Company that there are no audited financial statements for the Restructured Assets as of the date hereof and, accordingly, we have relied upon and assumed, without independent verification, that there would be no information that would have been contained in any such financial statements not otherwise discussed with or reviewed by us that would have been material to our analyses or this Opinion. We also have relied upon and assumed that the audited financial statements for the Restructured Assets contemplated to be delivered to the Tongda Venture following the date hereof will not reflect any such information which would cause us to change the Opinion.

For purposes of our analysis, we have relied upon, without independent verification, estimates of the Company’s management as to the Company’s ability to achieve the financial performance thresholds for purposes of determining the Adjustments, including, among other things, the Company’s estimated earnings during the relevant measure period under an upside case, base case and downside case scenario and the Company’s estimated probabilities for achieving each of them. Accordingly, we have assumed, at the direction and with the consent of the Board, that the Company will receive approximately (i) 17.2% of the outstanding shares of Tongda Venture, and (ii) RMB2.3 billion in cash in connection with the Transaction, after giving effect to the Adjustments.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreements and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreements and other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreements and other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction, the Company, Tongda Venture, or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final forms of the Agreements will not differ in any material respect from the drafts identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Restructured Assets or any other party. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or Tongda Venture is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or Tongda Venture is or may be a party or is or may be subject. In addition, we are not expressing any opinion as to the internal restructuring of certain variable interest entities undertaken by the Company prior to the Transaction and we have assumed, with the consent of the Board, that such restructuring will not have any impact on the value of the Restructured Assets in any respect that would be material to our analyses or this Opinion.

E-3

China Digital TV Holding Co. Ltd.
October 9, 2014

We expect to be authorized in accordance with a Supplemental Agreement between Houlihan Lokey and the Company to solicit third party indications of interest in acquiring all or any part of the Restructured Assets and/or the Company for a prescribed period following the execution of the Agreements, subject to the terms, conditions and procedures set forth therein.

We have not been requested to, and did not, (a) negotiate the terms of the Transaction, or (b) advise the Board or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any opinion as to what the value of shares of Tongda Venture actually will be when issued pursuant to the Transaction or the price or range of prices at which shares of Tongda Venture may be purchased or sold, or otherwise be transferable, at any time. We have assumed that the shares to be issued in the Transaction to the Company will be listed on the Shanghai Stock Exchange.

This Opinion is furnished for the use of the Board (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion should not be construed as creating any fiduciary duty on Houlihan Lokey’s part to any party. This Opinion is not intended to be, and does not constitute, a recommendation to the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, Tongda Venture, or any other party that may be involved in the Transaction and their respective affiliates or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and other financial services to the Company, Tongda Venture, Cinda Investment or other participants in the Transaction or certain of their respective affiliates in the future, for which Houlihan Lokey and such affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by the participants in the Transaction or certain of their respective affiliates, and in portfolio companies of such funds, and may have co-invested with the other participants in the Transaction or certain of their respective affiliates, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to other participants in the Transaction or certain of their respective affiliates, for which advice and services Houlihan Lokey and such affiliates have received and may receive compensation.

E-4

China Digital TV Holding Co. Ltd.
October 9, 2014

We will receive a fee for rendering this Opinion, which is not contingent upon the successful completion of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Board, the Company, their respective security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company, Tongda Venture or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, Tongda Venture, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company, Tongda Venture or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Consideration or otherwise. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Board, on the assessments by the Company and its advisors, as to all legal, regulatory, accounting, insurance and tax matters with respect to the Company, Tongda Venture and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Consideration to be received by the Company in the Transaction pursuant to the Agreements is fair to the Company from a financial point of view.

Very truly yours,

HOULIHAN LOKEY (CHINA) LIMITED

E-5

Annex F

Sensitivity Analysis

(RMB in millions)	2014	2015	2016	Total
Commitment (Net Profit)	190	283	341	814
Transaction Value	3,200

The tables herein illustrate the value (in millions of RMB) of potential profit compensation payable by the Company to Tongda Venture under the profit compensation mechanism.  The tables present a continuum of scenarios as the completion rates (net profit divided by the profit target in the respective year) in 2014, 2015 and 2016 range from 0%-200% in 10% increments. As is shown in these tables, the value of the profit compensation could range from nil to RMB3.2 billion (which equals the value of the Consideration).

F-1

(RMB in millions)
2014 Completion Rate					0%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	3,200	3,089	2,977	2,866	2,755	2,644	2,532	2,421	2,310	2,199	2,087	1,976	1,865	1,754	1,642	1,531	1,420	1,309	1,197	1,086	975
	10%	3,066	2,955	2,843	2,732	2,621	2,510	2,398	2,287	2,176	2,065	1,953	1,842	1,731	1,620	1,508	1,397	1,286	1,175	1,063	952	841
	20%	2,932	2,821	2,709	2,598	2,487	2,376	2,264	2,153	2,042	1,931	1,819	1,708	1,597	1,486	1,374	1,263	1,152	1,041	929	818	747
	30%	2,798	2,687	2,575	2,464	2,353	2,242	2,130	2,019	1,908	1,797	1,685	1,574	1,463	1,352	1,240	1,129	1,018	907	795	747	747
	40%	2,664	2,553	2,441	2,330	2,219	2,108	1,996	1,885	1,774	1,663	1,551	1,440	1,329	1,217	1,106	995	884	772	747	747	747
	50%	2,530	2,418	2,307	2,196	2,085	1,973	1,862	1,751	1,640	1,528	1,417	1,306	1,195	1,083	972	861	750	747	747	747	747
	60%	2,396	2,284	2,173	2,062	1,951	1,839	1,728	1,617	1,506	1,394	1,283	1,172	1,061	949	838	747	747	747	747	747	747
	70%	2,262	2,150	2,039	1,928	1,817	1,705	1,594	1,483	1,372	1,260	1,149	1,038	927	815	747	747	747	747	747	747	747
	80%	2,128	2,016	1,905	1,794	1,683	1,571	1,460	1,349	1,238	1,126	1,015	904	793	747	747	747	747	747	747	747	747
	90%	1,994	1,882	1,771	1,660	1,549	1,437	1,326	1,215	1,103	992	881	770	747	747	747	747	747	747	747	747	747
	100%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	110%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	120%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	130%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	140%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	150%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	160%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	170%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	180%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	190%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747
	200%	1,859	1,748	1,637	1,526	1,414	1,303	1,192	1,081	969	858	747	747	747	747	747	747	747	747	747	747	747

F-2

(RMB in millions)
2014 Completion Rate					10%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	3,125	3,014	2,903	2,792	2,680	2,569	2,458	2,347	2,235	2,124	2,013	1,902	1,790	1,679	1,568	1,457	1,345	1,234	1,123	1,011	900
	10%	2,991	2,880	2,769	2,657	2,546	2,435	2,324	2,212	2,101	1,990	1,879	1,767	1,656	1,545	1,434	1,322	1,211	1,100	989	877	766
	20%	2,857	2,746	2,635	2,523	2,412	2,301	2,190	2,078	1,967	1,856	1,745	1,633	1,522	1,411	1,300	1,188	1,077	966	855	743	672
	30%	2,723	2,612	2,501	2,389	2,278	2,167	2,056	1,944	1,833	1,722	1,611	1,499	1,388	1,277	1,166	1,054	943	832	721	672	672
	40%	2,589	2,478	2,367	2,255	2,144	2,033	1,922	1,810	1,699	1,588	1,477	1,365	1,254	1,143	1,032	920	809	698	672	672	672
	50%	2,455	2,344	2,233	2,121	2,010	1,899	1,788	1,676	1,565	1,454	1,343	1,231	1,120	1,009	897	786	675	672	672	672	672
	60%	2,321	2,210	2,098	1,987	1,876	1,765	1,653	1,542	1,431	1,320	1,208	1,097	986	875	763	672	672	672	672	672	672
	70%	2,187	2,076	1,964	1,853	1,742	1,631	1,519	1,408	1,297	1,186	1,074	963	852	741	672	672	672	672	672	672	672
	80%	2,053	1,942	1,830	1,719	1,608	1,497	1,385	1,274	1,163	1,052	940	829	718	672	672	672	672	672	672	672	672
	90%	1,919	1,808	1,696	1,585	1,474	1,363	1,251	1,140	1,029	918	806	695	672	672	672	672	672	672	672	672	672
	100%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	110%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	120%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	130%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	140%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	150%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	160%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	170%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	180%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	190%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672
	200%	1,785	1,674	1,562	1,451	1,340	1,229	1,117	1,006	895	783	672	672	672	672	672	672	672	672	672	672	672

F-3

(RMB in millions)
2014 Completion Rate					20%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	3,051	2,939	2,828	2,717	2,606	2,494	2,383	2,272	2,161	2,049	1,938	1,827	1,716	1,604	1,493	1,382	1,271	1,159	1,048	937	826
	10%	2,917	2,805	2,694	2,583	2,472	2,360	2,249	2,138	2,027	1,915	1,804	1,693	1,582	1,470	1,359	1,248	1,137	1,025	914	803	691
	20%	2,783	2,671	2,560	2,449	2,337	2,226	2,115	2,004	1,892	1,781	1,670	1,559	1,447	1,336	1,225	1,114	1,002	891	780	669	598
	30%	2,648	2,537	2,426	2,315	2,203	2,092	1,981	1,870	1,758	1,647	1,536	1,425	1,313	1,202	1,091	980	868	757	646	598	598
	40%	2,514	2,403	2,292	2,181	2,069	1,958	1,847	1,736	1,624	1,513	1,402	1,291	1,179	1,068	957	846	734	623	598	598	598
	50%	2,380	2,269	2,158	2,047	1,935	1,824	1,713	1,602	1,490	1,379	1,268	1,157	1,045	934	823	712	600	598	598	598	598
	60%	2,246	2,135	2,024	1,913	1,801	1,690	1,579	1,468	1,356	1,245	1,134	1,023	911	800	689	598	598	598	598	598	598
	70%	2,112	2,001	1,890	1,778	1,667	1,556	1,445	1,333	1,222	1,111	1,000	888	777	666	598	598	598	598	598	598	598
	80%	1,978	1,867	1,756	1,644	1,533	1,422	1,311	1,199	1,088	977	866	754	643	598	598	598	598	598	598	598	598
	90%	1,844	1,733	1,622	1,510	1,399	1,288	1,177	1,065	954	843	732	620	598	598	598	598	598	598	598	598	598
	100%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	110%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	120%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	130%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	140%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	150%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	160%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	170%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	180%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	190%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598
	200%	1,710	1,599	1,488	1,376	1,265	1,154	1,043	931	820	709	598	598	598	598	598	598	598	598	598	598	598

F-4

(RMB in millions)
2014 Completion Rate					30%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,976	2,865	2,753	2,642	2,531	2,420	2,308	2,197	2,086	1,975	1,863	1,752	1,641	1,530	1,418	1,307	1,196	1,085	973	862	751
	10%	2,842	2,731	2,619	2,508	2,397	2,286	2,174	2,063	1,952	1,841	1,729	1,618	1,507	1,396	1,284	1,173	1,062	951	839	728	617
	20%	2,708	2,597	2,485	2,374	2,263	2,152	2,040	1,929	1,818	1,707	1,595	1,484	1,373	1,262	1,150	1,039	928	817	705	594	523
	30%	2,574	2,463	2,351	2,240	2,129	2,017	1,906	1,795	1,684	1,572	1,461	1,350	1,239	1,127	1,016	905	794	682	571	523	523
	40%	2,440	2,328	2,217	2,106	1,995	1,883	1,772	1,661	1,550	1,438	1,327	1,216	1,105	993	882	771	660	548	523	523	523
	50%	2,306	2,194	2,083	1,972	1,861	1,749	1,638	1,527	1,416	1,304	1,193	1,082	971	859	748	637	526	523	523	523	523
	60%	2,172	2,060	1,949	1,838	1,727	1,615	1,504	1,393	1,282	1,170	1,059	948	837	725	614	523	523	523	523	523	523
	70%	2,038	1,926	1,815	1,704	1,593	1,481	1,370	1,259	1,148	1,036	925	814	703	591	523	523	523	523	523	523	523
	80%	1,903	1,792	1,681	1,570	1,458	1,347	1,236	1,125	1,013	902	791	680	568	523	523	523	523	523	523	523	523
	90%	1,769	1,658	1,547	1,436	1,324	1,213	1,102	991	879	768	657	546	523	523	523	523	523	523	523	523	523
	100%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	110%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	120%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	130%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	140%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	150%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	160%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	170%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	180%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	190%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523
	200%	1,635	1,524	1,413	1,302	1,190	1,079	968	857	745	634	523	523	523	523	523	523	523	523	523	523	523

F-5

(RMB in millions)
2014 Completion Rate					40%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,901	2,790	2,679	2,567	2,456	2,345	2,234	2,122	2,011	1,900	1,789	1,677	1,566	1,455	1,344	1,232	1,121	1,010	899	787	676
	10%	2,767	2,656	2,545	2,433	2,322	2,211	2,100	1,988	1,877	1,766	1,655	1,543	1,432	1,321	1,210	1,098	987	876	765	653	542
	20%	2,633	2,522	2,411	2,299	2,188	2,077	1,966	1,854	1,743	1,632	1,521	1,409	1,298	1,187	1,076	964	853	742	631	519	448
	30%	2,499	2,388	2,277	2,165	2,054	1,943	1,832	1,720	1,609	1,498	1,387	1,275	1,164	1,053	942	830	719	608	497	448	448
	40%	2,365	2,254	2,143	2,031	1,920	1,809	1,697	1,586	1,475	1,364	1,252	1,141	1,030	919	807	696	585	474	448	448	448
	50%	2,231	2,120	2,008	1,897	1,786	1,675	1,563	1,452	1,341	1,230	1,118	1,007	896	785	673	562	451	448	448	448	448
	60%	2,097	1,986	1,874	1,763	1,652	1,541	1,429	1,318	1,207	1,096	984	873	762	651	539	448	448	448	448	448	448
	70%	1,963	1,852	1,740	1,629	1,518	1,407	1,295	1,184	1,073	962	850	739	628	517	448	448	448	448	448	448	448
	80%	1,829	1,718	1,606	1,495	1,384	1,273	1,161	1,050	939	828	716	605	494	448	448	448	448	448	448	448	448
	90%	1,695	1,583	1,472	1,361	1,250	1,138	1,027	916	805	693	582	471	448	448	448	448	448	448	448	448	448
	100%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	110%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	120%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	130%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	140%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	150%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	160%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	170%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	180%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	190%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448
	200%	1,561	1,449	1,338	1,227	1,116	1,004	893	782	671	559	448	448	448	448	448	448	448	448	448	448	448

F-6

(RMB in millions)
2014 Completion Rate					50%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,827	2,715	2,604	2,493	2,382	2,270	2,159	2,048	1,937	1,825	1,714	1,603	1,491	1,380	1,269	1,158	1,046	935	824	713	601
	10%	2,692	2,581	2,470	2,359	2,247	2,136	2,025	1,914	1,802	1,691	1,580	1,469	1,357	1,246	1,135	1,024	912	801	690	579	467
	20%	2,558	2,447	2,336	2,225	2,113	2,002	1,891	1,780	1,668	1,557	1,446	1,335	1,223	1,112	1,001	890	778	667	556	445	373
	30%	2,424	2,313	2,202	2,091	1,979	1,868	1,757	1,646	1,534	1,423	1,312	1,201	1,089	978	867	756	644	533	422	373	373
	40%	2,290	2,179	2,068	1,957	1,845	1,734	1,623	1,512	1,400	1,289	1,178	1,067	955	844	733	622	510	399	373	373	373
	50%	2,156	2,045	1,934	1,823	1,711	1,600	1,489	1,377	1,266	1,155	1,044	932	821	710	599	487	376	373	373	373	373
	60%	2,022	1,911	1,800	1,688	1,577	1,466	1,355	1,243	1,132	1,021	910	798	687	576	465	373	373	373	373	373	373
	70%	1,888	1,777	1,666	1,554	1,443	1,332	1,221	1,109	998	887	776	664	553	442	373	373	373	373	373	373	373
	80%	1,754	1,643	1,532	1,420	1,309	1,198	1,087	975	864	753	642	530	419	373	373	373	373	373	373	373	373
	90%	1,620	1,509	1,398	1,286	1,175	1,064	953	841	730	619	508	396	373	373	373	373	373	373	373	373	373
	100%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	110%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	120%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	130%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	140%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	150%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	160%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	170%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	180%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	190%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373
	200%	1,486	1,375	1,263	1,152	1,041	930	818	707	596	485	373	373	373	373	373	373	373	373	373	373	373

F-7

(RMB in millions)
2014 Completion Rate					60%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,752	2,641	2,529	2,418	2,307	2,196	2,084	1,973	1,862	1,751	1,639	1,528	1,417	1,306	1,194	1,083	972	861	749	638	527
	10%	2,618	2,507	2,395	2,284	2,173	2,062	1,950	1,839	1,728	1,617	1,505	1,394	1,283	1,171	1,060	949	838	726	615	504	393
	20%	2,484	2,372	2,261	2,150	2,039	1,927	1,816	1,705	1,594	1,482	1,371	1,260	1,149	1,037	926	815	704	592	481	370	299
	30%	2,350	2,238	2,127	2,016	1,905	1,793	1,682	1,571	1,460	1,348	1,237	1,126	1,015	903	792	681	570	458	347	299	299
	40%	2,216	2,104	1,993	1,882	1,771	1,659	1,548	1,437	1,326	1,214	1,103	992	881	769	658	547	436	324	299	299	299
	50%	2,082	1,970	1,859	1,748	1,637	1,525	1,414	1,303	1,192	1,080	969	858	747	635	524	413	302	299	299	299	299
	60%	1,948	1,836	1,725	1,614	1,503	1,391	1,280	1,169	1,057	946	835	724	612	501	390	299	299	299	299	299	299
	70%	1,813	1,702	1,591	1,480	1,368	1,257	1,146	1,035	923	812	701	590	478	367	299	299	299	299	299	299	299
	80%	1,679	1,568	1,457	1,346	1,234	1,123	1,012	901	789	678	567	456	344	299	299	299	299	299	299	299	299
	90%	1,545	1,434	1,323	1,212	1,100	989	878	767	655	544	433	322	299	299	299	299	299	299	299	299	299
	100%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	110%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	120%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	130%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	140%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	150%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	160%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	170%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	180%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	190%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299
	200%	1,411	1,300	1,189	1,078	966	855	744	633	521	410	299	299	299	299	299	299	299	299	299	299	299

F-8

(RMB in millions)
2014 Completion Rate					70%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,677	2,566	2,455	2,343	2,232	2,121	2,010	1,898	1,787	1,676	1,565	1,453	1,342	1,231	1,120	1,008	897	786	675	563	452
	10%	2,543	2,432	2,321	2,209	2,098	1,987	1,876	1,764	1,653	1,542	1,431	1,319	1,208	1,097	986	874	763	652	541	429	318
	20%	2,409	2,298	2,187	2,075	1,964	1,853	1,742	1,630	1,519	1,408	1,297	1,185	1,074	963	851	740	629	518	406	295	224
	30%	2,275	2,164	2,052	1,941	1,830	1,719	1,607	1,496	1,385	1,274	1,162	1,051	940	829	717	606	495	384	272	224	224
	40%	2,141	2,030	1,918	1,807	1,696	1,585	1,473	1,362	1,251	1,140	1,028	917	806	695	583	472	361	250	224	224	224
	50%	2,007	1,896	1,784	1,673	1,562	1,451	1,339	1,228	1,117	1,006	894	783	672	561	449	338	227	224	224	224	224
	60%	1,873	1,762	1,650	1,539	1,428	1,317	1,205	1,094	983	872	760	649	538	427	315	224	224	224	224	224	224
	70%	1,739	1,628	1,516	1,405	1,294	1,183	1,071	960	849	737	626	515	404	292	224	224	224	224	224	224	224
	80%	1,605	1,493	1,382	1,271	1,160	1,048	937	826	715	603	492	381	270	224	224	224	224	224	224	224	224
	90%	1,471	1,359	1,248	1,137	1,026	914	803	692	581	469	358	247	224	224	224	224	224	224	224	224	224
	100%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	110%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	120%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	130%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	140%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	150%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	160%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	170%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	180%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	190%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224
	200%	1,337	1,225	1,114	1,003	892	780	669	558	447	335	224	224	224	224	224	224	224	224	224	224	224

F-9

(RMB in millions)
2014 Completion Rate					80%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,602	2,491	2,380	2,269	2,157	2,046	1,935	1,824	1,712	1,601	1,490	1,379	1,267	1,156	1,045	934	822	711	600	489	377
	10%	2,468	2,357	2,246	2,135	2,023	1,912	1,801	1,690	1,578	1,467	1,356	1,245	1,133	1,022	911	800	688	577	466	355	243
	20%	2,334	2,223	2,112	2,001	1,889	1,778	1,667	1,556	1,444	1,333	1,222	1,111	999	888	777	666	554	443	332	221	149
	30%	2,200	2,089	1,978	1,867	1,755	1,644	1,533	1,422	1,310	1,199	1,088	977	865	754	643	531	420	309	198	149	149
	40%	2,066	1,955	1,844	1,732	1,621	1,510	1,399	1,287	1,176	1,065	954	842	731	620	509	397	286	175	149	149	149
	50%	1,932	1,821	1,710	1,598	1,487	1,376	1,265	1,153	1,042	931	820	708	597	486	375	263	152	149	149	149	149
	60%	1,798	1,687	1,576	1,464	1,353	1,242	1,131	1,019	908	797	686	574	463	352	241	149	149	149	149	149	149
	70%	1,664	1,553	1,442	1,330	1,219	1,108	997	885	774	663	552	440	329	218	149	149	149	149	149	149	149
	80%	1,530	1,419	1,308	1,196	1,085	974	863	751	640	529	417	306	195	149	149	149	149	149	149	149	149
	90%	1,396	1,285	1,173	1,062	951	840	728	617	506	395	283	172	149	149	149	149	149	149	149	149	149
	100%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	110%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	120%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	130%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	140%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	150%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	160%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	170%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	180%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	190%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149
	200%	1,262	1,151	1,039	928	817	706	594	483	372	261	149	149	149	149	149	149	149	149	149	149	149

F-10

(RMB in millions)
2014 Completion Rate					90%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,528	2,417	2,305	2,194	2,083	1,971	1,860	1,749	1,638	1,526	1,415	1,304	1,193	1,081	970	859	748	636	525	414	303
	10%	2,394	2,282	2,171	2,060	1,949	1,837	1,726	1,615	1,504	1,392	1,281	1,170	1,059	947	836	725	614	502	391	280	169
	20%	2,260	2,148	2,037	1,926	1,815	1,703	1,592	1,481	1,370	1,258	1,147	1,036	925	813	702	591	480	368	257	146	75
	30%	2,126	2,014	1,903	1,792	1,681	1,569	1,458	1,347	1,236	1,124	1,013	902	791	679	568	457	346	234	123	75	75
	40%	1,992	1,880	1,769	1,658	1,547	1,435	1,324	1,213	1,102	990	879	768	657	545	434	323	211	100	75	75	75
	50%	1,857	1,746	1,635	1,524	1,412	1,301	1,190	1,079	967	856	745	634	522	411	300	189	77	75	75	75	75
	60%	1,723	1,612	1,501	1,390	1,278	1,167	1,056	945	833	722	611	500	388	277	166	75	75	75	75	75	75
	70%	1,589	1,478	1,367	1,256	1,144	1,033	922	811	699	588	477	366	254	143	75	75	75	75	75	75	75
	80%	1,455	1,344	1,233	1,122	1,010	899	788	677	565	454	343	232	120	75	75	75	75	75	75	75	75
	90%	1,321	1,210	1,099	988	876	765	654	543	431	320	209	97	75	75	75	75	75	75	75	75	75
	100%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	110%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	120%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	130%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	140%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	150%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	160%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	170%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	180%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	190%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75
	200%	1,187	1,076	965	853	742	631	520	408	297	186	75	75	75	75	75	75	75	75	75	75	75

F-11

(RMB in millions)
2014 Completion Rate					100%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,453	2,342	2,231	2,119	2,008	1,897	1,786	1,674	1,563	1,452	1,341	1,229	1,118	1,007	896	784	673	562	451	339	228
	10%	2,319	2,208	2,097	1,985	1,874	1,763	1,651	1,540	1,429	1,318	1,206	1,095	984	873	761	650	539	428	316	205	94
	20%	2,185	2,074	1,962	1,851	1,740	1,629	1,517	1,406	1,295	1,184	1,072	961	850	739	627	516	405	294	182	71	-
	30%	2,051	1,940	1,828	1,717	1,606	1,495	1,383	1,272	1,161	1,050	938	827	716	605	493	382	271	160	48	-	-
	40%	1,917	1,806	1,694	1,583	1,472	1,361	1,249	1,138	1,027	916	804	693	582	471	359	248	137	26	-	-	-
	50%	1,783	1,672	1,560	1,449	1,338	1,227	1,115	1,004	893	782	670	559	448	337	225	114	3	-	-	-	-
	60%	1,649	1,537	1,426	1,315	1,204	1,092	981	870	759	647	536	425	314	202	91	-	-	-	-	-	-
	70%	1,515	1,403	1,292	1,181	1,070	958	847	736	625	513	402	291	180	68	-	-	-	-	-	-	-
	80%	1,381	1,269	1,158	1,047	936	824	713	602	491	379	268	157	46	-	-	-	-	-	-	-	-
	90%	1,247	1,135	1,024	913	802	690	579	468	357	245	134	23	-	-	-	-	-	-	-	-	-
	100%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	110%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	120%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	130%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	140%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	150%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	160%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	170%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	180%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	190%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-
	200%	1,113	1,001	890	779	668	556	445	334	223	111	-	-	-	-	-	-	-	-	-	-	-

F-12

(RMB in millions)
2014 Completion Rate					110%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,378	2,267	2,156	2,045	1,933	1,822	1,711	1,600	1,488	1,377	1,266	1,155	1,043	932	821	710	598	487	376	265	153
	10%	2,244	2,133	2,022	1,911	1,799	1,688	1,577	1,466	1,354	1,243	1,132	1,021	909	798	687	576	464	353	242	131	19
	20%	2,110	1,999	1,888	1,777	1,665	1,554	1,443	1,331	1,220	1,109	998	886	775	664	553	441	330	219	108	-	-
	30%	1,976	1,865	1,754	1,642	1,531	1,420	1,309	1,197	1,086	975	864	752	641	530	419	307	196	85	-	-	-
	40%	1,842	1,731	1,620	1,508	1,397	1,286	1,175	1,063	952	841	730	618	507	396	285	173	62	-	-	-	-
	50%	1,708	1,597	1,486	1,374	1,263	1,152	1,041	929	818	707	596	484	373	262	151	39	-	-	-	-	-
	60%	1,574	1,463	1,352	1,240	1,129	1,018	907	795	684	573	462	350	239	128	17	-	-	-	-	-	-
	70%	1,440	1,329	1,217	1,106	995	884	772	661	550	439	327	216	105	-	-	-	-	-	-	-	-
	80%	1,306	1,195	1,083	972	861	750	638	527	416	305	193	82	-	-	-	-	-	-	-	-	-
	90%	1,172	1,061	949	838	727	616	504	393	282	171	59	-	-	-	-	-	-	-	-	-	-
	100%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	110%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	120%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	130%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	140%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	150%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	160%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	170%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	180%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	190%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-
	200%	1,038	927	815	704	593	482	370	259	148	37	-	-	-	-	-	-	-	-	-	-	-

F-13

(RMB in millions)
2014 Completion Rate					120%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,304	2,192	2,081	1,970	1,859	1,747	1,636	1,525	1,414	1,302	1,191	1,080	969	857	746	635	524	412	301	190	79
	10%	2,170	2,058	1,947	1,836	1,725	1,613	1,502	1,391	1,280	1,168	1,057	946	835	723	612	501	390	278	167	56	-
	20%	2,036	1,924	1,813	1,702	1,591	1,479	1,368	1,257	1,146	1,034	923	812	701	589	478	367	256	144	33	-	-
	30%	1,902	1,790	1,679	1,568	1,457	1,345	1,234	1,123	1,011	900	789	678	566	455	344	233	121	10	-	-	-
	40%	1,767	1,656	1,545	1,434	1,322	1,211	1,100	989	877	766	655	544	432	321	210	99	-	-	-	-	-
	50%	1,633	1,522	1,411	1,300	1,188	1,077	966	855	743	632	521	410	298	187	76	-	-	-	-	-	-
	60%	1,499	1,388	1,277	1,166	1,054	943	832	721	609	498	387	276	164	53	-	-	-	-	-	-	-
	70%	1,365	1,254	1,143	1,032	920	809	698	587	475	364	253	142	30	-	-	-	-	-	-	-	-
	80%	1,231	1,120	1,009	897	786	675	564	452	341	230	119	7	-	-	-	-	-	-	-	-	-
	90%	1,097	986	875	763	652	541	430	318	207	96	-	-	-	-	-	-	-	-	-	-	-
	100%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	110%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	120%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	130%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	140%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	150%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	160%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	170%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	180%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	190%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-
	200%	963	852	741	629	518	407	296	184	73	-	-	-	-	-	-	-	-	-	-	-	-

F-14

(RMB in millions)
2014 Completion Rate					130%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	####	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,229	2,118	2,006	1,895	1,784	1,673	1,561	1,450	1,339	1,228	1,116	1,005	894	783	671	560	449	338	226	115	4
	10%	2,095	1,984	1,872	1,761	1,650	1,539	1,427	1,316	1,205	1,094	982	871	760	649	537	426	315	204	92	-	-
	20%	1,961	1,850	1,738	1,627	1,516	1,405	1,293	1,182	1,071	960	848	737	626	515	403	292	181	70	-	-	-
	30%	1,827	1,716	1,604	1,493	1,382	1,271	1,159	1,048	937	826	714	603	492	381	269	158	47	-	-	-	-
	40%	1,693	1,582	1,470	1,359	1,248	1,137	1,025	914	803	691	580	469	358	246	135	24	-	-	-	-	-
	50%	1,559	1,447	1,336	1,225	1,114	1,002	891	780	669	557	446	335	224	112	1	-	-	-	-	-	-
	60%	1,425	1,313	1,202	1,091	980	868	757	646	535	423	312	201	90	-	-	-	-	-	-	-	-
	70%	1,291	1,179	1,068	957	846	734	623	512	401	289	178	67	-	-	-	-	-	-	-	-	-
	80%	1,157	1,045	934	823	712	600	489	378	267	155	44	-	-	-	-	-	-	-	-	-	-
	90%	1,023	911	800	689	577	466	355	244	132	21	-	-	-	-	-	-	-	-	-	-	-
	100%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	888	777	666	555	443	332	221	110	-	-	-	-	-	-	-	-	-	-	-	-	-

F-15

(RMB in millions)
2014 Completion Rate					140%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	928	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,154	2,043	1,932	1,821	1,709	1,598	1,487	1,376	1,264	1,153	1,042	931	819	708	597	486	374	263	152	40	-
	10%	2,020	1,909	1,798	1,686	1,575	1,464	1,353	1,241	1,130	1,019	908	796	685	574	463	351	240	129	18	-	-
	20%	1,886	1,775	1,664	1,552	1,441	1,330	1,219	1,107	996	885	774	662	551	440	329	217	106	-	-	-	-
	30%	1,752	1,641	1,530	1,418	1,307	1,196	1,085	973	862	751	640	528	417	306	195	83	-	-	-	-	-
	40%	1,618	1,507	1,396	1,284	1,173	1,062	951	839	728	617	506	394	283	172	61	-	-	-	-	-	-
	50%	1,484	1,373	1,262	1,150	1,039	928	817	705	594	483	371	260	149	38	-	-	-	-	-	-	-
	60%	1,350	1,239	1,127	1,016	905	794	682	571	460	349	237	126	15	-	-	-	-	-	-	-	-
	70%	1,216	1,105	993	882	771	660	548	437	326	215	103	-	-	-	-	-	-	-	-	-	-
	80%	1,082	971	859	748	637	526	414	303	192	81	-	-	-	-	-	-	-	-	-	-	-
	90%	948	837	725	614	503	392	280	169	58	-	-	-	-	-	-	-	-	-	-	-	-
	100%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	814	703	591	480	369	257	146	35	-	-	-	-	-	-	-	-	-	-	-	-	-

F-16

(RMB in millions)
2014 Completion Rate					150%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	853	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,080	1,968	1,857	1,746	1,635	1,523	1,412	1,301	1,190	1,078	967	856	745	633	522	411	300	188	77	-	-
	10%	1,946	1,834	1,723	1,612	1,501	1,389	1,278	1,167	1,056	944	833	722	611	499	388	277	166	54	-	-	-
	20%	1,811	1,700	1,589	1,478	1,366	1,255	1,144	1,033	921	810	699	588	476	365	254	143	31	-	-	-	-
	30%	1,677	1,566	1,455	1,344	1,232	1,121	1,010	899	787	676	565	454	342	231	120	9	-	-	-	-	-
	40%	1,543	1,432	1,321	1,210	1,098	987	876	765	653	542	431	320	208	97	-	-	-	-	-	-	-
	50%	1,409	1,298	1,187	1,076	964	853	742	631	519	408	297	186	74	-	-	-	-	-	-	-	-
	60%	1,275	1,164	1,053	942	830	719	608	497	385	274	163	51	-	-	-	-	-	-	-	-	-
	70%	1,141	1,030	919	807	696	585	474	362	251	140	29	-	-	-	-	-	-	-	-	-	-
	80%	1,007	896	785	673	562	451	340	228	117	6	-	-	-	-	-	-	-	-	-	-	-
	90%	873	762	651	539	428	317	206	94	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	739	628	517	405	294	183	72	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-17

(RMB in millions)
2014 Completion Rate					160%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	778	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	2,005	1,894	1,782	1,671	1,560	1,449	1,337	1,226	1,115	1,004	892	781	670	559	447	336	225	114	2	-	-
	10%	1,871	1,760	1,648	1,537	1,426	1,315	1,203	1,092	981	870	758	647	536	425	313	202	91	-	-	-	-
	20%	1,737	1,626	1,514	1,403	1,292	1,181	1,069	958	847	736	624	513	402	291	179	68	-	-	-	-	-
	30%	1,603	1,491	1,380	1,269	1,158	1,046	935	824	713	601	490	379	268	156	45	-	-	-	-	-	-
	40%	1,469	1,357	1,246	1,135	1,024	912	801	690	579	467	356	245	134	22	-	-	-	-	-	-	-
	50%	1,335	1,223	1,112	1,001	890	778	667	556	445	333	222	111	-	-	-	-	-	-	-	-	-
	60%	1,201	1,089	978	867	756	644	533	422	311	199	88	-	-	-	-	-	-	-	-	-	-
	70%	1,067	955	844	733	622	510	399	288	177	65	-	-	-	-	-	-	-	-	-	-	-
	80%	932	821	710	599	487	376	265	154	42	-	-	-	-	-	-	-	-	-	-	-	-
	90%	798	687	576	465	353	242	131	20	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	664	553	442	331	219	108	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-18

(RMB in millions)
2014 Completion Rate					170%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	704	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	1,930	1,819	1,708	1,596	1,485	1,374	1,263	1,151	1,040	929	818	706	595	484	373	261	150	39	-	-	-
	10%	1,796	1,685	1,574	1,462	1,351	1,240	1,129	1,017	906	795	684	572	461	350	239	127	16	-	-	-	-
	20%	1,662	1,551	1,440	1,328	1,217	1,106	995	883	772	661	550	438	327	216	105	-	-	-	-	-	-
	30%	1,528	1,417	1,306	1,194	1,083	972	861	749	638	527	416	304	193	82	-	-	-	-	-	-	-
	40%	1,394	1,283	1,171	1,060	949	838	726	615	504	393	281	170	59	-	-	-	-	-	-	-	-
	50%	1,260	1,149	1,037	926	815	704	592	481	370	259	147	36	-	-	-	-	-	-	-	-	-
	60%	1,126	1,015	903	792	681	570	458	347	236	125	13	-	-	-	-	-	-	-	-	-	-
	70%	992	881	769	658	547	436	324	213	102	-	-	-	-	-	-	-	-	-	-	-	-
	80%	858	747	635	524	413	302	190	79	-	-	-	-	-	-	-	-	-	-	-	-	-
	90%	724	612	501	390	279	167	56	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	590	478	367	256	145	33	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-19

(RMB in millions)
2014 Completion Rate					180%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	629	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	1,856	1,744	1,633	1,522	1,411	1,299	1,188	1,077	966	854	743	632	520	409	298	187	75	-	-	-	-
	10%	1,721	1,610	1,499	1,388	1,276	1,165	1,054	943	831	720	609	498	386	275	164	53	-	-	-	-	-
	20%	1,587	1,476	1,365	1,254	1,142	1,031	920	809	697	586	475	364	252	141	30	-	-	-	-	-	-
	30%	1,453	1,342	1,231	1,120	1,008	897	786	675	563	452	341	230	118	7	-	-	-	-	-	-	-
	40%	1,319	1,208	1,097	986	874	763	652	541	429	318	207	96	-	-	-	-	-	-	-	-	-
	50%	1,185	1,074	963	851	740	629	518	406	295	184	73	-	-	-	-	-	-	-	-	-	-
	60%	1,051	940	829	717	606	495	384	272	161	50	-	-	-	-	-	-	-	-	-	-	-
	70%	917	806	695	583	472	361	250	138	27	-	-	-	-	-	-	-	-	-	-	-	-
	80%	783	672	561	449	338	227	116	4	-	-	-	-	-	-	-	-	-	-	-	-	-
	90%	649	538	427	315	204	93	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	515	404	292	181	70	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-20

(RMB in millions)
2014 Completion Rate					190%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	554	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	1,781	1,670	1,558	1,447	1,336	1,225	1,113	1,002	891	780	668	557	446	335	223	112	1	-	-	-	-
	10%	1,647	1,536	1,424	1,313	1,202	1,091	979	868	757	646	534	423	312	200	89	-	-	-	-	-	-
	20%	1,513	1,401	1,290	1,179	1,068	956	845	734	623	511	400	289	178	66	-	-	-	-	-	-	-
	30%	1,379	1,267	1,156	1,045	934	822	711	600	489	377	266	155	44	-	-	-	-	-	-	-	-
	40%	1,245	1,133	1,022	911	800	688	577	466	355	243	132	21	-	-	-	-	-	-	-	-	-
	50%	1,111	999	888	777	666	554	443	332	221	109	-	-	-	-	-	-	-	-	-	-	-
	60%	977	865	754	643	531	420	309	198	86	-	-	-	-	-	-	-	-	-	-	-	-
	70%	842	731	620	509	397	286	175	64	-	-	-	-	-	-	-	-	-	-	-	-	-
	80%	708	597	486	375	263	152	41	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	90%	574	463	352	241	129	18	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	440	329	218	107	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-21

(RMB in millions)
2014 Completion Rate					200%

Sensitivity on Aggregated Clawback Amount - 2015 & 2016 Completion Rate

		2015 Completion Rate
	480	0%	10%	20%	30%	40%	50%	60%	70%	80%	90%	100%	110%	120%	130%	140%	150%	160%	170%	180%	190%	200%
2016 Completion Rate	0%	1,706	1,595	1,484	1,372	1,261	1,150	1,039	927	816	705	594	482	371	260	149	37	-	-	-	-	-
	10%	1,572	1,461	1,350	1,238	1,127	1,016	905	793	682	571	460	348	237	126	15	-	-	-	-	-	-
	20%	1,438	1,327	1,216	1,104	993	882	771	659	548	437	326	214	103	-	-	-	-	-	-	-	-
	30%	1,304	1,193	1,081	970	859	748	636	525	414	303	191	80	-	-	-	-	-	-	-	-	-
	40%	1,170	1,059	947	836	725	614	502	391	280	169	57	-	-	-	-	-	-	-	-	-	-
	50%	1,036	925	813	702	591	480	368	257	146	35	-	-	-	-	-	-	-	-	-	-	-
	60%	902	791	679	568	457	346	234	123	12	-	-	-	-	-	-	-	-	-	-	-	-
	70%	768	657	545	434	323	211	100	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	80%	634	522	411	300	189	77	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	90%	500	388	277	166	55	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	100%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	110%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	120%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	130%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	140%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	150%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	160%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	170%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	180%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	190%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
	200%	366	254	143	32	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-

F-22

Annex G

AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD. AS OF, AND FOR THE YEARS ENDED, DECEMBER 31, 2013 AND 2012

AND

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF CHINA DIGITAL TV HOLDING CO., LTD. AS OF, AND FOR

THE SIX MONTHS ENDED, JUNE 30, 2014 AND 2013

The audited consolidated financial statements of China Digital TV Holding Co., Ltd. as of, and for the years ended, December 31, 2013 and 2012 are contained in our Annual Report on Form 20-F for the year ended December 31, 2013, filed with the SEC on April 22, 2014 and incorporated herein by reference thereto.

The following sets forth the unaudited condensed consolidated financial statements of China Digital TV Holding Co., Ltd. (i) as of, and for the six months ended, June 30, 2014, (ii) as of December 31, and (iii) for the six months ended June 30, 2013. These financial statements are prepared in accordance with U.S. GAAP.

G-1

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	June 30,	December 31,
	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$37,250	$79,085
Restricted cash	343	919
Notes receivable	3,632	4,484
Accounts receivable, net	42,180	45,905
Inventories	6,010	5,027
Prepaid expenses and other current assets	23,399	4,032
Deferred costs-current	147	141
Deferred tax assets - current	3,325	2,546
Total current assets	116,286	142,139
Long-term receivable	134	224
Property and equipment, net	1,193	1,170
Intangible assets, net	-	6
Goodwill	1,760	563
Equity method investments	2,480	3,551
Deferred costs-non-current	259	214
Deferred tax assets - non-current	1,049	939
Total assets	123,161	148,806

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	2,457	2,207
Notes payable	555	884
Accrued expenses and other current liabilities	12,691	13,134
Dividend payable	-	57
Deferred revenue-current	5,638	6,542
Income tax payable	3,556	997
Deferred tax liabilities-current	1,683	8,222
Government subsidies-current	161	710
Total current liabilities	26,741	32,753
Deferred revenue - non-current	178	135
Government subsidies - non-current	6,001	4,946
Total liabilities	32,920	37,834

EQUITY
China Digital TV Holding Co., Ltd. shareholders’ equity:
Ordinary shares	30	30
Additional paid-in capital	34,950	32,037
Statutory reserve	17,907	17,907
Retained earnings	9,941	31,122
Accumulated other comprehensive income	25,787	28,940
Total China Digital TV Holding Co., Ltd. shareholders’ equity	88,615	110,036
Noncontrolling interest	1,626	936
Total equity	90,241	110,972

TOTAL LIABILITIES AND EQUITY	$123,161	$148,806

G-2

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of U.S. dollars, except share and per share data )

	For the six months ended June 30,
	2014	2013
Revenues:
Products	$33,083	35,674
Services	2,927	3,065
Total revenues	36,010	38,739
Business taxes	(668)	(605)
Net revenues	35,342	38,134

Cost of revenues:
Products	(6,486)	(7,017)
Services	(1,991)	(2,523)
Total cost of revenues	(8,477)	(9,540)
Gross profit	26,865	28,594

Operating expenses:
Research and development	(8,169)	(9,815)
Selling and marketing	(7,321)	(7,508)
General and administrative	(4,338)	(5,511)
Total operating expenses	(19,828)	(22,834)

Income from operations	7,037	5,760

Interest income	1,028	790
Other income/(expense)	981	(79)
Income before income tax expenses	9,046	6,471
Income tax expenses/( benefits)
Income tax-current	8,554	(3,696)
Income tax-deferred	(7,370)	1,208
Net income before income from equity method investments	7,862	8,959
Loss from equity method investments	(82)	(400)
Net income	7,780	8,559
Net loss attributable to noncontrolling interest	674	1,059
Net income attributable to China Digital TV Holding Co., Ltd	$8,454	9,618

Net income per share attributable to ordinary shareholders of China Digital TV Holding Co., Ltd:
Basic	$0.14	0.16
Diluted	$0.14	0.16

Net income	$7,780	8,559
Other comprehensive income (loss), net of tax
Foreign currency translation adjustment	(3,169)	1,551
Comprehensive income	4,611	10,110
Comprehensive loss attributable to noncontrolling interest	690	1,028
Comprehensive income attributable to ordinary shareholders of China Digital TV Holding Co., Ltd	$5,301	11,138

Weighted average shares used in calculating net income per ordinary share:
Basic	59,235,677	59,102,088
Diluted	61,132,594	59,122,779

G-3

CHINA DIGITAL TV HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	For the six months ended June 30,
	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$7,780	$8,559
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	355	560
Share-based compensation	501	1,494
Allowance for doubtful accounts	357	1,629
Provision for inventory	983	539
Warranty accrual	28	31
Loss from equity method investments	82	386
Changes in assets and liabilities:
Accounts receivable and notes receivable	3,116	(1,651)
Inventories	(2,106)	(201)
Prepaid expenses and other current assets	883	(3,321)
Deferred cost	(61)	43
Accounts payable	(455)	913
Income tax payable	2,574	(2,737)
Accrued expenses and other current liabilities	(235)	(1,681)
Deferred revenue	(726)	83
Government subsidies	571	115
Deferred income taxes	(7,507)	1,240
Net cash provided by operating activities	6,140	6,001

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(106)	(182)
Net cash inflow from acquisition of subsidiaries	2,209
Restricted cash	(18,092)	(625)
Net cash out from deconsolidation of a subsidiary	-	(491)
Net cash used in investing activities	(15,989)	(1,298)

CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from stock option exercise	288	9
Special cash dividend paid to shareholders	(29,635)	(76,848)
Net cash used in financing activities	(29,347)	(76,839)

Effect of exchange rate changes on cash and cash equivalents	(2,639)	886

NET DECREASE IN CASH AND CASH EQUIVALENTS	(41,835)	(71,250)
CASH AND CASH EQUIVALENTS, BEGINNING OF THE PERIOD	79,085	130,697

CASH AND CASH EQUIVALENTS, END OF THE PERIOD	$37,250	$59,447

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATIONS
Income tax paid	$1,012	$1,985
Withholding tax paid	$5,343	$204

Non-cash investing and financing activities
Receivable on disposal of equity interests in Joysee	$967	$-
Dividend payable	$-	$151

G-4

Annex H

FINANCIAL STATEMENTS OF SHANGHAI TONGDA VENTURE CAPITAL CO., LTD.

The following sets forth the English translation of the condensed consolidated balance sheet as of June 30, 2014 and 2013 and December 31, 2013, 2012 and 2011, and the condensed consolidated income statement and the condensed consolidated statement of cash flows for the six months ended June 30, 2014 and 2013 and the years ended December 31, 2013, 2012 and 2011 for Shanghai Tongda Venture Capital Co., Ltd. ("Tongda Venture").  These statements are derived from, and should be read in conjunction with, Tongda Venture's consolidated historical financial statements and notes thereto, as presented in its Annual Report for the year ended December 31, 2013 filed with the Shanghai Stock Exchange on March 3, 2014, and its Interim Report for the six months ended June 30, 2014 filed with the Shanghai Stock Exchange on August 20, 2014, which are publicly available on the website of the Shanghai Stock Exchange at http://www.sse.com.cn/ (in Chinese), which reports do not form part of this proxy statement.

The consolidated financial information of Tongda Venture is prepared in accordance with the PRC GAAP and, where applicable, audited by Tongda Venture's auditors pursuant to the applicable PRC auditing standards, which differ in many respects from the U.S. GAAP and the auditing standards of the PCAOB. In addition, information about Tongda Venture, including its financial information, contained in this proxy statement and our other public disclosure relating to this Transaction is provided by Tongda Venture and has not been independently verified by our company, nor has our company made any representation as to the accuracy or reliability of such information. For more details, see "RISK FACTORS – Information about Tongda Venture, including its financial information, is provided by Tongda Venture and has not been independently verified by our Company, and the financial statements of Tongda Venture has been prepared in accordance with PRC GAAP and, where applicable, audited pursuant to the PRC auditing standards."

H-1

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. UNAUDITED CONSOLIDATED BALANCE SHEETS (in thousands of RMB)

	As of June 30,
	2014	2013
Current assets:
Cash and cash equivalents	99,841	39,423
Financial assets held for trading		12,300
Account receivable	12,570	14,141
Advance payment	14,301	1,628
Other receivable	3,387	7,099
Inventories	104,366	137,197
Other current assets	16,842	31,527
Total current assets	251,307	243,315
Non-current assets:
Financial assets available-for-sale	39,077
Long-term equity investment	74,573	75,597
Investment real estate	24,866	34,056
Fixed assets	22,817	25,542
Intangible assets	334	402
Long-term deferred expenses	1,316	1,916
Deferred tax assets	17,748	34,513
Total non-current assets	180,732	172,026
Total assets	432,040	415,342
Current liabilities:
Short-term borrowings	47,000	15,105
Accounts payable	3,697	4,825
Item received in advance	2,833	7,940
Employee salary payable	8,808	7,927
Tax payable	23,552	41,656
Dividend payable	10,384	7,334
Other payables	107,509	89,059
Total current liabilities	203,782	173,846
Non-current liabilities:
Deferred tax liabilities	1,019
Total non-current liabilities	1,019
Total liabilities	204,802	173,846
Equity
Paid-in capital	139,144	139,144
Additional paid-in capital	3,739	918
Statutory reserve	12,886	10,794
Retained earnings	37,094	43,803
Total owners' equity belongs to Shanghai Tongda Venture Capital Co., Ltd	192,863	194,658
Minority interest	34,375	46,838
Total equity:	227,238	241,496
Total liabilities and equity	432,040	415,342

H-2

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. AUDITED CONSOLIDATED BALANCE SHEETS (in thousands of RMB)

	As of December 31,
	2013	2012	2011
Current assets:
Cash and cash equivalents	130,899	38,123	97,526
Financial assets held for trading	10,010
Account receivable	25,058	16,069	15,247
Advance payment	1,264	2,758	4,276
Other receivable	9,154	7,756	7,221
Inventories	100,108	169,249	216,748
Other current assets	16,842	31,527	27,289
Total current assets	293,336	265,482	368,307
Non-current assets:
Financial assets available-for-sale	20,080	-	-
Long-term equity investment	73,348	75,715	6,752
Investment real estate	25,132	34,929	57,043
Fixed assets	25,102	25,675	23,294
Intangible assets	368	436	504
Long-term deferred expenses	1,781	2,052	2,322
Deferred tax assets	26,861	32,738	27,465
Total non-current assets	172,673	171,543	117,381
Total assets	466,009	437,026	485,688
Current liabilities:
Short-term borrowings	27,000	8,330	10,000
Accounts payable	4,394	5,166	13,181
Item received in advance	2,303	55,041	127,627
Employee salary payable	8,973	8,500	7,681
Tax payable	38,661	42,632	32,203
Dividend payable	227	227	227
Other payables	116,286	81,909	82,608
Total current liabilities	197,844	201,805	273,526
Non-current liabilities:
Deferred tax liabilities	20	-	-
Total non-current liabilities	20	-	-
Total liabilities	197,865	201,805	273,526
Equity:
Paid-in capital	139,144	107,034	107,034
Additional paid-in capital	741	681	742
Statutory reserve	12,886	10,794	8,813
Retained profits	65,783	73,326	53,274
Total owners' equity belongs to Shanghai Tongda Venture Capital Co., Ltd	218,554	191,834	169,862
Minority interest	49,590	43,387	42,300
Total equity:	268,144	235,221	212,162
Total liabilities and equity	466,009	437,026	485,688

H-3

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. UNAUDITED CONSOLIDATED INCOME STATEMENTS (in thousands of RMB, except share and per share data)

	Six Months Ended June 30,
	2014	2013
Total sales	65,148	130,560
Including: Sales of operation	65,148	130,560
Total Cost	98,554	101,658
Including: Cost of operation	52,009	70,309
Business tax	24,155	14,429
Selling expenses	8,743	5,220
Administration expenses	12,448	11,303
Financial expenses	858	410
Impairment loss	342	(13)
Investment income /(loss)	2,302	(111)
Including: Investment income /(loss) from joint ventures and affiliate	1,225	(118)
(Loss)/income from operations	(31,105)	28,791
Non-operating income	281	655
Non-operating expenses	465	208
Including: Loss from disposal of non-current asset	3	1
(Loss) /Income before income taxes	(31,289)	29,238
Income tax expense	305	8,593
Net (loss)/income	(31,594)	20,645
Net (loss)/income attributable to Tongda Venture Capital Co., Ltd	(18,531)	9,544
Net (loss)/income attributable to noncontrolling interest	(13,063)	11,101
Net income/(loss) per share attributable to ordinary shareholders of Tongda Venture Capital Co., Ltd
Basic	(0.13)	0.07
Diluted	(0.13)	0.07
Other comprehensive income	2,998	237
Total comprehensive (loss)/income	(28,596)	20,882
Comprehensive (loss)/income attributable to Tongda Venture Capital Co., Ltd	(15,533)	9,781
Comprehensive (loss)/income attributable to noncontrolling interest	(13,063)	11,101

H-4

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. AUDITED CONSOLIDATED INCOME STATEMENTS (in thousands of RMB, except share and per share data)

	Year Ended December 31,
	2013	2012	2011
Total Sales	252,916	250,766	202,871
Including: Sales of operation	252,916	250,766	202,871
Total cost	194,874	194,633	154,108
Including: Cost of operation	135,454	126,123	94,583
Business tax	23,298	31,190	24,806
Selling expenses	13,935	12,395	9,371
Administration expenses	20,892	19,618	20,460
Financial expenses	1,155	601	3,164
Impairment loss	141	4,706	1,725
Gain or loss from fair value	10	-	-
Investment income/(loss)	1,418	4,822	396
Including: Investment income /(loss) from joint ventures and affiliate	(2,367)	(1,484)	14
Income from operations	59,469	60,954	49,158
Non-operating income	1,399	1,245	7,845
Non-operating expenses	213	6	1,833
Including: Loss from disposal of non-current asset	1	-	-
Income before income taxes	60,655	62,193	55,170
Income tax expense	13,185	16,797	14,243
Net income	47,470	45,396	40,928
Net income attributable to Tongda Venture Capital Co., Ltd.	33,616	22,033	20,941
Net income attributable to noncontrolling interest	13,853	23,363	19,986
Net income per share attributable to ordinary shareholders of Tongda Venture Capital Co., Ltd
Basic	0.24	0.21	0.20
Diluted	0.24	0.21	0.20
Other comprehensive income	60		-50
Total comprehensive income	47,530	45,396	40,878
Comprehensive income attributable to Tongda Venture Capital Co., Ltd	33,677	22,033	20,891
Comprehensive income attributable to noncontrolling interest	13,853	23,363	19,986

H-5

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. UNAUDITED CONSOLIDATED CASH FLOW STATEMENTS (in thousands of RMB)

	Six Months Ended June 30,
	2014	2013
Cash flow from operating activities
Cash received from sales of goods and service	74,634	85,291
Other cash received relating to operating activities	9,013	3,673
Sub-total of cash provided by operating activities	83,647	88,894
Cash paid for goods and service	72,205	39,319
Cash paid to labor expense	9,937	9,056
Cash paid to tax	41,713	18,796
Other cash paid relating to operating activities	7,085	7,424
Sub-total of cash used in operating activities	130,941	74,595
Net cash flow (used in)/ provided by operating activities	(47,294)	14,369
Cash flow from investment activities
Cash received from return of investment	63,000	6,900
Cash received from investment	53	8
Proceeds from disposal of fixed assets, intangible assets and other long term assets	10	1,029
Proceeds from disposal of subsidiary or other company	1,802
Sub-total of cash flow provided by investment activities	64,865	7,937
Cash paid to acquired fixed assets, intangible assets and other long term assets	23	441
Cash paid for investment activities	68,000	19,200
Other cash paid relating to investment activities	1,533	1
Sub-total of cash flow provided by investment activities	69,556	19,642
Net cash (used in) investment activities	(4,691)	(11,704)
Cash received from financing activities
Proceeds from borrowings	35,000	21,775
Other cash received relating to financing activities	2,000
Sub-total of cash flow provided by financing activities	37,000	21,775
Cash paid to amount borrowed	15,000	15,000
Cash paid to dividends, profit or interest payment	1,074	8,140
Including: dividends, profit paid to minority shareholders from subsidiaries		7,500
Sub-total of cash flow provided by financing activities	16,074	23,140
Net cash flow provided by/(used in) from financing activities	20,926	(1,365)
Net increase in cash and cash equivalents	(31,059)	1,300
Beginning cash and cash equivalents	130,899	38,123
Ending cash and cash equivalents	99,841	39,423

H-6

SHANGHAI TONGDA VENTURE CAPITAL CO., LTD. AUDITED CONSOLIDATED CASH FLOW STATEMENTS (in thousands of RMB)

	Year Ended December 31,
	2013	2012	2011
Cash flow from operating activities
Cash received from sales of goods and service	152,411	172,510	246,204
Tax Refund		340	163
Other cash received relating to operating activities	85,566	17,601	23,794
Sub-total of cash provided by operating activities	237,977	190,451	270,162
Cash paid for goods and service	99,062	88,286	80,297
Cash paid to labor expense	14,050	10,952	11,270
Cash paid to tax	22,305	31,547	56,824
Other cash paid relating to operating activities	21,431	14,694	23,442
Sub-total of cash used in operating activities	156,849	145,479	171,833
Net cash flow provided by operating activities	81,128	44,972	98,329
Cash flow from investment activities
Cash received from return of investment	245,600	285,100	105,030
Cash received from investment	3,796	314	382
Proceeds from disposal of fixed assets, intangible assets and other long term assets	33,770	0.4	3
Proceeds from disposal of subsidiary or other company	-	11,550	-
Other cash received relating to investment activities	3,500	-	-
Sub-total of cash flow provided by investment activities	286,666	296,964	105,415
Cash paid to acquired fixed assets, intangible assets and other long term assets	1,033	525	12,495
Cash paid to investment activities	275,600	357,100	101,080
Other cash paid relating to investment activities	3,012	12	-
Sub-total of cash flow provided by investment activities	279,645	357,637	113,575
Net cash flow provided by/(used in) investment activities	7,021	(60,673)	(8,160)
Cash received from financing activities
Proceeds from borrowings	48,775	8,330	10,000
Other cash received relating to financing activities	2,490	234,003	561,318
Sub-total of cash flow provided by financing activities	51,265	242,333	571,318
Cash paid to amount borrowed	30,105	10,000	4,000
Cash paid to dividends, profit or interest payment	16,043	19,256	55,236
Including: dividends, profit paid to minority shareholders from subsidiaries	7,650	18,011	48,579
Other cash paid relating to financing activities	490	256,779	581,125
Sub-total of cash flow provided by financing activities	46,638	286,035	640,361
Net cash flow provided by/(used in) financing activities	4,627	(43,702)	(69,043)
Net increase in cash and cash equivalents	92,777	(59,403)	21,126
Beginning cash and cash equivalents	38,123	97,526	76,400
Ending cash and cash equivalents	130,899	38,123	97,526

H-7